                                             As filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-80051

                                6,000,000 Shares

                                     [LOGO]
                                  Common Stock
                                ----------------

    This is an initial public offering of shares of Red Hat, Inc. All of the 6,000,000 shares of common stock are being sold by Red Hat.

    At the request of Red Hat, the underwriters have reserved up to 800,000 shares of common stock for sale at the initial public offering price through a directed share program, to directors, officers and employees of Red Hat and to open source software developers and other persons that Red Hat believes have contributed to the success of the open source software community and the growth of Red Hat.

    Prior to this offering, there has been no public market for the common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "RHAT".

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                            Per Share      Total
                                                           -----------  -----------
Initial public offering price............................   $   14.00   $84,000,000
Underwriting discount ...................................   $    0.98   $ 5,880,000
Proceeds, before expenses, to Red Hat....................   $   13.02   $78,120,000

    If the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Red Hat at the initial public offering price less the underwriting discount.

                            ------------------------

    The underwriters expect to deliver the shares against payment in New York, New York on August 16, 1999.

GOLDMAN, SACHS & CO.

               THOMAS WEISEL PARTNERS LLC

                               HAMBRECHT & QUIST

                                               E*OFFERING

                            ------------------------

                       Prospectus dated August 11, 1999.

DESCRIPTION OF INSIDE FRONT COVER:

                             [Graphic Description]

    This inside front cover contains the following:

    A picture of the shrink-wrapped Official Red Hat Linux 6.0 operating system package. This picture is surrounded by the names of entities which are OEM, distribution or marketing partners of Red Hat. Below the package appears the text, "The Revolution of Choice." At the bottom of the page the following text appears, "Red Hat Linux. Delivering free choice in operating system technology. Partnering to ensure wide availability of Linux applications and systems." The Red Hat "Shadow Man" logo appears in the lower right corner of the page.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                    RED HAT

                                  OUR BUSINESS

    We are a leading developer and provider of open source software and services, including the Red Hat Linux operating system. Unlike proprietary software, open source software has publicly available source code and can be copied, modified and distributed with minimal restrictions. Our web site, REDHAT.COM, is a leading online source of information and news about open source software and one of the largest online communities of open source software users and developers. In addition to offering extensive content for the open source community, REDHAT.COM serves as an important forum for open source software development and offers software downloads and a shopping site. Our broad range of professional services includes technical support, training and education, custom development, consulting and hardware certification. We are committed to serving the interests and needs of open source software users and developers and to sharing all of our product developments with the open source community.

    Red Hat Linux is our principal product. Since its introduction in 1994, we believe Red Hat Linux has emerged as the most popular Linux-based operating system in the world. Red Hat Linux represented approximately 56% of new license shipments of Linux-based server operating systems in 1998, according to International Data Corporation. Our web site had 265,000 unique visitors and approximately 2.5 million page views during March 1999. A unique visitor is an individual visitor to our REDHAT.COM web site. Page views are the total number of complete pages retrieved and viewed by visitors to REDHAT.COM. We generated approximately $10.8 million in revenue for the fiscal year ended February 28, 1999, primarily from the sale of Official Red Hat Linux. Our products are also generally available via free download from REDHAT.COM and other sites across the internet, but do not include technical support or printed user documentation in these instances. Companies with which we have strategic alliances or investment relationships include Compaq, Dell, IBM, Intel, Netscape, Novell, Oracle, SAP and Silicon Graphics.

                             OUR MARKET OPPORTUNITY

    The rapid growth of the internet in recent years has accelerated the development of open source software. Under the open source software model, software is created through the collaborative efforts of large communities of independent developers. Developers work alone or in groups to write code, make the code available over the internet, solicit feedback on it from other developers, then modify and share it with others for general use. This continuous process results in the rapid evolution and improvement of open source software.

    We believe open source software offers many potential benefits for software customers, users and vendors. Customers and users are able to acquire the software at little or no cost, install the software on as many computers as they wish, and customize the software to suit their particular needs. In addition, customers and users can obtain software updates, improvements and support from multiple vendors, reducing reliance on any single vendor. Vendors are able to leverage the community of open source developers, allowing them to reduce development costs and decrease their time to market. Vendors are also able to distribute their products freely over the internet, enabling them to create large global user bases quickly.

    Open source software is particularly well-suited to the internet and includes the following leading internet software and server products:

    - Apache Web Server--the most common web server in use today;

    - Perl--a standard scripting language for Apache servers; and

    - Sendmail--an e-mail routing tool that handles a majority of all e-mail traffic.

    Operating systems based on the Linux kernel are some of the better known open source products. Linux-based operating systems represented 17% of new license shipments of server operating systems in 1998, according to International Data. Despite strong initial market acceptance, these operating systems have been slow to penetrate large corporations at the enterprise level due in part to the lack of viable open source industry participants to offer technical support and other services on a long-term basis.

                                  OUR STRATEGY

    We seek to enhance our position as a leading provider of open source software and services by:

    - continuing to enhance our web site to create the definitive online destination for the open source community;

    - expanding our professional services capabilities to capture large corporate business on an enterprise basis;

    - increasing market acceptance of open source software, particularly through technology alliances and sharing our development efforts and resources with third-party developers;

    - continuing to invest in the development of open source technology; and

    - enhancing the Red Hat brand through targeted advertising and public relations campaigns.

                                  OUR HISTORY

    Red Hat, Inc. was incorporated in Connecticut in March 1993 as ACC Corp., Inc. In September 1995, ACC Corp., Inc. changed its name to Red Hat Software, Inc. In September 1998, Red Hat Software, Inc. reincorporated in Delaware. In June 1999, Red Hat Software, Inc. changed its name to Red Hat, Inc. Unless the context otherwise requires, any reference to "Red Hat", "we", "our" and "us" in this prospectus refers to Red Hat, Inc., a Delaware corporation, and its subsidiaries and predecessors. Our principal executive offices are located at 2600 Meridian Parkway, Durham, N.C. 27713. Our telephone number is (919) 547-0012.

    "Red Hat", the Red Hat "Shadow Man" logo, "RPM", and "PowerTools" are trademarks or service marks of Red Hat, Inc. Other trademarks and tradenames in this prospectus are the property of their respective owners.

    Except as presented in the financial statements or as otherwise specified in this prospectus, all information in this prospectus:

    - assumes no exercise of the underwriters' over-allotment option;

    - reflects a 2-for-1 stock split of the common stock which will occur prior to the closing of this offering; and

    - reflects the automatic conversion of all outstanding shares of our preferred stock into a total of 33,945,452 shares of common stock upon the closing of this offering.

                                  THE OFFERING

Shares offered by Red Hat....................  6,000,000 shares

Shares to be outstanding after the
offering.....................................  66,835,104 shares

Use of proceeds..............................  To provide working capital and for other general corporate purposes including
                                               geographic expansion. See "Use of Proceeds".

Nasdaq National Market symbol................  RHAT

    The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding on July 31, 1999. This number does not include 5,762,188 shares of common stock issuable upon the exercise of stock options outstanding on July 31, 1999 with a weighted average exercise price of $2.51 per share or 3,197,450 shares of common stock issuable upon exercise of warrants outstanding on July 31, 1999 with an exercise price of $.0001 per share. This number also does not include an aggregate of 8,075,910 shares reserved as of July 31, 1999 for future stock option grants and purchases under Red Hat's equity compensation plans. See "Management--Employee Benefit Plans" and note 11 of notes to financial statements.

                             SUMMARY FINANCIAL DATA

    The following table summarizes the financial data of our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements included elsewhere in this prospectus.

                                                                                                            THREE MONTHS ENDED
                                                                  YEAR ENDED FEBRUARY 28,                        MAY 31,
                                                  -------------------------------------------------------  --------------------
                                                    1995       1996(1)      1997       1998       1999       1998       1999
                                                  ---------  -----------  ---------  ---------  ---------  ---------  ---------
                                                                                                               (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.........................................  $     482   $     930   $   2,603  $   5,156  $  10,790  $   1,551  $   2,797
Net income (loss)...............................       (128)       (155)         33          8        (91)       (53)    (2,089)
Net income (loss) available to common
  stockholders..................................       (128)       (155)         33          8       (130)       (53)    (2,132)
Earnings (loss) per common share:
  Basic.........................................  $   (0.01)  $   (0.01)  $    0.00  $    0.00  $   (0.01) $    0.00  $   (0.09)
  Diluted.......................................      (0.01)      (0.01)       0.00       0.00      (0.01)      0.00      (0.09)
Weighted average common shares outstanding:
  Basic.........................................     12,000      22,626      23,500     23,500     23,550     23,500     24,383
  Diluted.......................................     12,000      22,626      27,233     34,578     23,550     23,500     24,383
Pro forma earnings (loss) per common share:
  Basic.........................................  $   (0.01)  $   (0.01)  $    0.00  $    0.00  $    0.00  $    0.00  $   (0.04)
  Diluted.......................................      (0.01)      (0.01)       0.00       0.00       0.00       0.00      (0.04)
Pro forma weighted average common shares
  outstanding:
  Basic.........................................     12,000      22,626      23,500     30,842     43,930     37,103     57,782
  Diluted.......................................     12,000      22,626      27,233     34,578     43,930     37,103     57,782

------------------------------

(1) Red Hat's fiscal year ended on February 29, 1996.

    The following table presents a summary of our balance sheet at May 31, 1999:

    - on an actual basis;

    - on a pro forma basis to reflect conversion of all outstanding shares of our preferred stock into a total of 33,945,452 shares of common stock, which will occur upon closing of this offering; and

    - on a pro forma as adjusted basis to reflect the sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $14.00 per share after deducting the underwriting discount and estimated offering expenses.

                                                                      MAY 31, 1999
                                                          -------------------------------------
                                                                                    PRO FORMA
                                                           ACTUAL     PRO FORMA    AS ADJUSTED
                                                          ---------  -----------  -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $  13,982   $  13,982     $  90,852
Working capital.........................................     13,217      13,217        90,087
Total assets............................................     22,162      22,162        99,032
Long-term liabilities...................................        385         385           385
Mandatorily redeemable preferred stock..................     15,338          --            --
Total stockholders' equity (deficit)....................       (196)     15,142        92,012

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES OF COMMON STOCK.

          RISKS RELATED TO OUR LINUX-BASED OPEN SOURCE BUSINESS MODEL

OUR BUSINESS MAY NOT SUCCEED BECAUSE OPEN SOURCE SOFTWARE BUSINESS MODELS ARE
  UNPROVEN

    We have not demonstrated the success of our open source business model, which gives our customers the right freely to copy and distribute our software. No other company has built a successful open source business. Few open source software products have gained widespread commercial acceptance partly due to the lack of viable open source industry participants to offer adequate service and support on a long term basis. In addition, open source vendors are not able to provide industry standard warranties and indemnities for their products, since these products have been developed largely by independent parties over whom open source vendors exercise no control or supervision. If open source software should fail to gain widespread commercial acceptance, we would not be able to sustain our revenue growth and our business could fail.

OUR RELIANCE ON THE SUPPORT OF LINUS TORVALDS AND OTHER PROMINENT LINUX
  DEVELOPERS COULD IMPAIR OUR ABILITY TO RELEASE MAJOR PRODUCT UPGRADES AND MAINTAIN MARKET SHARE

    We may not be able to release major product upgrades of Red Hat Linux on a timely basis because the heart of Red Hat Linux, the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel and a small group of independent engineers are primarily responsible for the development and evolution of the Linux kernel. If this group of developers fails to further develop the Linux kernel or if Mr. Torvalds or other prominent Linux developers, such as Alan Cox, David Miller or Stephen Tweedie, were to join one of our competitors or no longer work on the Linux kernel, we will have to either rely on another party to further develop the kernel or develop it ourselves. We cannot predict whether enhancements to the kernel would be available from reliable alternative sources. We could be forced to rely to a greater extent on our own development efforts, which would increase our development expenses and may delay our product release and upgrade schedules. In addition, any failure on the part of the kernel developers to further develop and enhance the kernel could stifle the development of additional Linux-based applications.

WE MAY NOT BE ABLE TO EFFECTIVELY ASSEMBLE AND TEST OUR SOFTWARE BECAUSE IT
  CONSISTS LARGELY OF CODE DEVELOPED BY INDEPENDENT THIRD PARTIES OVER WHOM WE EXERCISE NO CONTROL, WHICH COULD RESULT IN UNRELIABLE PRODUCTS AND DAMAGE TO OUR REPUTATION

    Red Hat Linux, in compressed form, consists of approximately 573 megabytes of code. Of that total, approximately 500 megabytes have been developed by independent third parties, including approximately 10 megabytes of code contained in the Linux kernel. Included within the 573 megabytes of code are approximately 645 distinct software components developed by thousands of individual programmers which we must assemble and test before we can release a new version of Red Hat Linux. If these components are not reliable, Red Hat Linux could fail, resulting in serious damage to our reputation and potential litigation. Although we attempt to assemble only the best available components, we cannot be sure that we will be able to identify the highest quality and most reliable components or to successfully assemble and test them. In addition, if these components were no longer available, we would have to develop them ourselves, which would significantly increase our development expenses.

THE SCARCITY OF SOFTWARE APPLICATIONS FOR LINUX-BASED OPERATING SYSTEMS COULD
  PREVENT COMMERCIAL ADOPTION OF OUR PRODUCTS

    Our products will not gain widespread commercial adoption until there are more third-party software applications designed to operate on Linux-based operating systems. These applications include word processors, databases, accounting packages, spreadsheets, e-mail programs, internet browsers, presentation and graphics software and personal productivity applications. We intend to encourage the development of additional applications that operate on Linux-based operating systems by attracting third-party developers to the Linux platform and by maintaining our existing developer relationships through marketing and technical support for third-party developers. If we are not successful in achieving these goals, however, our products will not gain widespread commercial acceptance and we will not be able to maintain our product sales growth.

WE MAY NOT BE ABLE TO GENERATE REVENUE FROM SALES OF OFFICIAL RED HAT LINUX IF
  USERS CAN MORE QUICKLY DOWNLOAD IT FROM THE INTERNET

    Anyone can download a free copy of Red Hat Linux from the internet. However, because this download can take up to 36 hours using a standard telephone connection, many of our users choose to buy the shrink-wrapped version of Official Red Hat Linux. If hardware and data transmission technology advances in the future to the point where increased bandwidth allows users to more quickly download our products from the internet, users may no longer choose to purchase Official Red Hat Linux. This could lead to a significant loss of product revenue.

OUR CUSTOMERS MAY FIND IT DIFFICULT TO INSTALL AND IMPLEMENT RED HAT LINUX,
  WHICH COULD LEAD TO CUSTOMER DISSATISFACTION AND DAMAGE OUR REPUTATION

    Installation and implementation of Red Hat Linux often involves a significant commitment of resources, financial and otherwise, by our customers. This process can be lengthy due to the size and complexity of our products and the need to purchase and install new applications. The failure by us to attract and retain services personnel to support our customers, the failure of companies with which we have strategic alliances to commit sufficient resources towards the installation and implementation of our products, or a delay in implementation for any other reason could result in dissatisfied customers. This could damage our reputation and the Red Hat brand, resulting in decreased product revenue.

NEGATIVE REACTION WITHIN THE OPEN SOURCE COMMUNITY TO OUR BUSINESS STRATEGY
  COULD HARM OUR REPUTATION AND BUSINESS

    Some members of the open source software community have criticized the expansion of our strategic focus in online chat rooms, electronic bulletin boards and articles posted on the web. These critics argue that our strategy could fragment the Linux community into a variety of competing factions, resulting in a less cohesive and cooperative development process. Others have suggested that by expanding our focus, we are trying to dominate the market for Linux-based operating systems and the open source community in the same way that some companies have been able to dominate the traditional software markets. This type of negative reaction, if widely shared by our customers, developers or the rest of the open source community, could harm our reputation, diminish the Red Hat brand and result in decreased revenue.

              RISKS RELATED TO OUR FINANCIAL RESULTS AND CONDITION

OUR LIMITED OPERATING HISTORY IN THE NEW AND DEVELOPING MARKET FOR LINUX-BASED
  OPERATING SYSTEMS MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

    Red Hat was formed in March 1993. We began offering Red Hat Linux in October 1994. Our limited operating history makes it difficult to evaluate the risks and uncertainties that we face. Our failure to address these risks and uncertainties could cause our business results to suffer and result in the loss of all or part of your investment.

WE EXPECT TO INCUR SUBSTANTIAL LOSSES IN THE FUTURE

    We have incurred operating losses in four of our previous five fiscal years, including our most recent fiscal year ended February 28, 1999. We expect to incur significant losses at least through the fiscal year ending February 28, 2001 as we substantially increase our sales and marketing, research and development and administrative expenses. In addition, we are investing considerable resources in our web initiative. As a result, we cannot be certain when or if we will achieve sustained profitability. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview", "--Results of Operations" and "--Liquidity and Capital Resources".

YOU SHOULD NOT RELY ON OUR QUARTERLY RESULTS OF OPERATIONS AS AN INDICATION OF
  OUR FUTURE RESULTS BECAUSE THEY FLUCTUATE SIGNIFICANTLY AND ARE DIFFICULT TO FORECAST

    Due to our limited operating history and the unpredictability of our business, our revenue and operating results may fluctuate significantly from quarter to quarter and are difficult to forecast. We base our current and projected future expense levels in part on our estimates of future revenue. Our expenses are to a large extent fixed in the short term. We may not be able to adjust our spending quickly if our revenue falls short of our expectations. Accordingly, a revenue shortfall in a particular quarter would have a disproportionate adverse effect on our operating results for that quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Our future operating results may fall below expectations of securities analysts or investors, which would likely cause the market price of our common stock to decline significantly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations".

OUR FAILURE TO UPDATE AND MODERNIZE OUR INTERNAL SYSTEMS, PROCEDURES AND
  CONTROLS MAY PREVENT THE IMPLEMENTATION OF OUR BUSINESS STRATEGIES IN A RAPIDLY EVOLVING MARKET AND MAY RETARD OUR FUTURE GROWTH

    Our operational and financial systems, procedures and controls, which are adequate for a small private company, are becoming outdated as we grow. Since March 1, 1998, we have more than tripled the number of our employees. To accommodate this growth, we have evaluated our financial and operational systems, procedures and controls. Although we have revised and updated most of them, if we continue our rapid growth, we may not be able to improve our transaction processing and reporting systems and procedures, or expand and train our expanding workforce quickly enough to maintain a competitive position in our markets. In addition, failure to quickly replace obsolete systems, procedures and controls could impede our management's decision-making abilities. This, in turn, may impair our ability to pursue business opportunities and may hamper future growth.

BECAUSE OUR HEADQUARTERS ARE NOT LOCATED IN A MAJOR METROPOLITAN AREA, WE MAY
  NOT BE ABLE TO RECRUIT AND RETAIN QUALIFIED PROFESSIONALS, WHO ARE CURRENTLY IN HIGH DEMAND AND WHOSE NUMBERS ARE LIMITED

    We compete intensely with other software companies nation-wide to recruit and hire from a limited pool of qualified personnel. Because our headquarters are not located in a major metropolitan area, many qualified candidates may be unwilling to relocate to North Carolina and work for Red Hat. If we cannot attract and hire additional qualified sales and marketing, professional services and software engineering and development personnel, our business results will suffer.

OUR MANAGEMENT TEAM MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS
  STRATEGIES BECAUSE IT HAS ONLY RECENTLY BEGUN TO WORK TOGETHER

    Our business is highly dependent on the ability of our management to work together effectively to meet the demands of our growth. Several members of our senior management, including our President, Matthew Szulik, our Chief Operating Officer, Tim Buckley and our Chief Marketing Officer, Tom Butta, have been employed by us for a relatively short period of time. We are also actively searching for a new Chief Financial Officer and expect to hire one within the next few months. These individuals have not previously worked together as a management team. In addition, the members of our management team who have been with us since 1997 or earlier have had only limited experience managing a rapidly growing company on either a public or private basis. The failure of our management team to work together effectively could prevent efficient decision-making by our executive team, affecting product development and sales and marketing efforts, which would negatively impact our operating results.

WE COULD LOSE ROBERT YOUNG, MATTHEW SZULIK, TIM BUCKLEY, MARC EWING OR OTHER KEY
  PERSONNEL, WHICH COULD PREVENT US FROM EXECUTING OUR BUSINESS STRATEGIES

    Our future success depends on the continued services of a number of key officers, including our Chairman and Chief Executive Officer, Robert Young; our President, Matthew Szulik; our Chief Operating Officer, Tim Buckley; and our Executive Vice President and Chief Technology Officer, Marc Ewing. The loss of the technical knowledge and industry expertise of any of these officers could seriously impede our success. Moreover, the loss of one or a group of our key employees, particularly to a competitor, and any resulting loss of customers could reduce our market share and diminish the Red Hat brand.

WE MAY LACK THE FINANCIAL AND OPERATIONAL RESOURCES NEEDED TO INCREASE OUR
  MARKET SHARE AND COMPETE EFFECTIVELY WITH MICROSOFT, OTHER ESTABLISHED OPERATING SYSTEMS DEVELOPERS AND OTHER SERVICE AND SUPPORT PROVIDERS

    In the market for operating systems, we face significant competition from larger companies with greater financial resources and name recognition than we have. These competitors, which offer hardware-independent multi-user operating systems for Intel platforms and/or UNIX-based operating systems, include Microsoft, Novell, IBM, Sun Microsystems, The Santa Cruz Operation, AT&T, Compaq, Hewlett-Packard, Olivetti and Unisys. We do not believe that any of these competitors currently produce and market any open source software products.

    As we increase our services offerings, we may face competition from larger and more capable companies that currently service and support other operating systems, particularly UNIX-based operating systems, due to the fact that Linux- and UNIX-based operating systems share many common features. These companies may be able to leverage their existing service organizations and provide higher levels of support on a more cost-effective basis than we can. We may not be able to compete successfully with these current or potential competitors. See "Business--Competition".

WE MAY NOT BE ABLE TO MATCH THE PROMOTIONAL ACTIVITIES AND PRICING POLICIES
  OFFERED BY OTHER SUPPLIERS OF LINUX-BASED AND OTHER OPEN SOURCE OPERATING SYSTEMS, WHICH COULD RESULT IN A LOSS OF MARKET SHARE

    In the new and rapidly-evolving market for Linux-based operating systems, we face intense competition from a number of other suppliers of Linux-based operating systems. We also face competition to a lesser extent from developers of non-Linux-based open source operating systems such as BSD-based operating systems. BSD-based operating systems such as FreeBSD, NetBSD and OpenBSD are open source operating systems produced by communities of developers working together via the internet, and which are published and distributed by Walnut Creek CD-ROM, among others. We expect competition in broader open source operating systems and the Linux-based operating systems market to intensify. In addition, companies like Sun Microsystems, Corel and Cygnus Solutions, which have large customer bases and greater financial resources and name recognition than we do, have indicated a growing interest in the market for Linux-based operating systems. These companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to their customers than we can. Furthermore, because Linux-based operating systems can be downloaded from the internet for free or purchased at a nominal cost and modified and re-sold with few restrictions, traditional barriers to entry are minimal. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. See "Business--Competition".

IF WE FAIL TO ESTABLISH AND MAINTAIN STRATEGIC DISTRIBUTION AND OTHER
  COLLABORATIVE RELATIONSHIPS WITH INDUSTRY-LEADING COMPANIES, WE MAY NOT BE ABLE TO ATTRACT AND RETAIN A LARGER CUSTOMER BASE

    Our success depends on our ability to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading hardware manufacturers, distributors, software vendors and enterprise solutions providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to through our direct sales and marketing efforts. We may not be able to maintain these relationships or replace them on attractive terms.

    In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, the companies with which we have strategic alliances are free to pursue alternative technologies and to develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. See "Business--Sales, Marketing and Distribution".

ANY DISRUPTION IN OUR RELATIONSHIPS WITH OUR TWO LARGEST DISTRIBUTORS, ON WHOM
  WE RELY FOR A SIGNIFICANT PERCENTAGE OF OUR PRODUCT REVENUE, COULD CAUSE OUR REVENUE TO DECLINE

    We are highly dependent on revenue from sales to our two largest distributors, Frank Kasper & Associates and Ingram Micro, who together accounted for approximately 54% of our total revenue for the fiscal year ended February 28, 1999. These distributors are not obligated to purchase products from us and the loss of one or both of these distributors, or a reduction in the amount of product sales generated by them, could significantly reduce our product revenue. See "Business--Sales, Marketing and Distribution".

WE MAY NOT BE ABLE TO GENERATE ENOUGH ADDITIONAL REVENUE FROM OUR PLANNED
  INTERNATIONAL EXPANSION TO OFFSET THE COSTS ASSOCIATED WITH ESTABLISHING AND MAINTAINING FOREIGN OPERATIONS

    A key component of our growth strategy is to expand our presence in foreign markets. We have recently established subsidiaries in Ireland, the UK and Germany, and are considering further expansion within Europe. We may also enter other markets as opportunities arise. It will be costly to establish international facilities and operations, promote our brand internationally, and develop localized web sites and other systems. Revenue from international activities may not offset the expense of establishing and maintaining these foreign operations. In addition, because we have little experience in marketing and distributing products or services for these markets, we may not benefit from any first-to-market advantages.

WE MAY NOT BE ABLE TO MEET THE OPERATIONAL AND FINANCIAL CHALLENGES THAT WE WILL
  ENCOUNTER AS OUR INTERNATIONAL OPERATIONS EXPAND

    As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. For example:

    - we may have difficulty managing and administering a globally-dispersed business;

    - fluctuations in exchange rates may negatively affect our operating results;

    - we may not be able to repatriate the earnings of our foreign operations;

    - we will have to comply with a wide variety of foreign laws with which we are not familiar;

    - we may not be able to adequately protect our trademarks overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

    - reductions in business activity during the summer months in Europe and certain other parts of the world could negatively impact the operating results of our foreign operations;

    - export controls could prevent us from shipping our products into and from some markets;

    - multiple and possibly overlapping tax structures could significantly reduce the financial performance of our foreign operations;

    - changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries; and

    - economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

EXPANDING OUR SERVICES BUSINESS WILL BE COSTLY AND MAY NOT RESULT IN ANY BENEFIT
  TO US

    We have recently expanded our strategic focus to place additional emphasis on consulting, custom development, education and support services, from which we have historically derived an insignificant amount of revenue. We cannot be certain that our customers will engage our professional services organization to assist with support, consulting, custom development, training and implementation of our products. We also cannot be certain that we can attract or retain a sufficient number of the highly qualified services personnel that the expansion of our services business will need. In addition, this expansion has required, and will continue to require, significant additional expenses and development, financial and operational resources. The need for these additional resources will place further strain on our management, financial and operational resources and may make it more difficult for us to achieve and maintain profitability.

ATTEMPTS TO EXPAND BY MEANS OF BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES MAY
  NOT BE SUCCESSFUL AND MAY HARM OUR OPERATIONAL EFFICIENCY, FINANCIAL PERFORMANCE AND RELATIONSHIPS WITH EMPLOYEES AND THIRD PARTIES

    We may expand our operations or market presence by entering into business combinations, investments, joint ventures or other strategic alliances with hardware manufacturers, software vendors, internet companies, open source software developers or other companies both in the United States and internationally. Our ability to expand in this way may be limited due to the many financial and operational risks accompanying these transactions. For example:

    - we may have difficulty assimilating the operations, technology and personnel of the combined companies;

    - our business may be disrupted by the allocation of resources to consummate these transactions;

    - we may have problems retaining key technical and managerial personnel from acquired companies;

    - we may experience one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets;

    - our stockholders will be diluted if we issue equity to fund these transactions;

    - acquired businesses may initially be unprofitable resulting in our assumption of operating losses and increased expenses;

    - our reputation may be harmed if the open source development community does not approve of these transactions; and

    - our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions.

                     RISKS RELATED TO OUR INTERNET STRATEGY

WE MAY FAIL TO PROMOTE AND ENHANCE OUR WEB SITE EFFECTIVELY, WHICH MAY PREVENT
  US FROM ATTRACTING NEW VISITORS, ADVERTISERS OR ELECTRONIC COMMERCE PARTNERS TO OUR WEB SITE

    Enhancing the REDHAT.COM web site is critical to our ability to increase our revenue. In order to attract and retain internet users, advertisers and electronic commerce partners, we intend to substantially increase our expenditures for enhancing and further developing our web site. Our success in promoting and enhancing the REDHAT.COM web site will also depend on our ability to provide high quality content, features and functionality. If we fail to promote our web site successfully or if visitors to our web site or advertisers do not perceive our services to be useful, current or of high quality, our ability to generate revenue from our web site will be significantly impaired.

BECAUSE THERE IS NO INDUSTRY STANDARD FOR THE MEASUREMENT OF THE EFFECTIVENESS
  OF INTERNET ADVERTISING, ADVERTISERS MAY NOT INCREASE OR EVEN MAINTAIN THEIR CURRENT LEVELS OF INTERNET ADVERTISING, WHICH WOULD PREVENT US FROM GENERATING A SIGNIFICANT AMOUNT OF REVENUE FROM OUR WEB SITE

    As we execute our internet strategy, we expect to derive an increasing percentage of our revenue from sponsorships and advertising on our web site. We may not generate these revenues if advertisers do not maintain or increase their current levels of internet advertising. As there is no industry standard for the measurement of the effectiveness of internet advertising, advertisers that currently advertise on the internet may reduce or eliminate this form of advertising and advertisers that have traditionally relied upon other advertising media may be reluctant to begin to advertise on the internet. Moreover, widespread adoption of currently available software programs that limit or prevent advertisements from being delivered to an internet user's computer would negatively affect the commercial viability of internet advertising and would further deter advertisers from increasing or maintaining current levels of internet advertising. Our ability to successfully execute our internet strategy will be adversely affected if the market for internet advertising fails to develop or develops more slowly than expected.

WE MAY NOT BE ABLE TO RESPOND QUICKLY TO NEW PRICING MODELS FOR ADVERTISING,
  WHICH COULD PREVENT US FROM ATTRACTING QUALITY SPONSORS TO OUR WEB SITE

    Different pricing models are used to sell advertising on the internet. It is difficult to predict which, if any, will emerge as the industry standard. If we cannot quickly and successfully respond to changes in pricing models for internet advertising, or identify and adopt any industry standards that may emerge, we will not be able to attract a sufficient number of quality sponsors and our internet advertising strategy will fail.

WE MAY BE UNABLE TO ADEQUATELY MEASURE THE DEMOGRAPHICS OF VISITORS TO OUR WEB
  SITE, WHICH IS CRITICAL TO OUR ABILITY TO ATTRACT ADVERTISING REVENUE

    We expect that it will be important to our advertisers that we accurately measure the demographics of the visitors to our web site. While we have not committed significant resources to the measurement of demographics to date, we are currently implementing systems designed to record demographic data on our web site's visitors. This implementation may be costly, and if not done effectively, may not permit us to accurately measure the demographic characteristics of our web site's visitors. Until these new systems are functional, we will continue to rely on third parties to provide some of these measurement services. If these parties were unable to provide these services, we would need to obtain them from other providers, which might not be readily available. Companies may choose not to advertise on our web site or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

OUR INTERNET STRATEGY WILL FAIL IF THE INFRASTRUCTURE OF THE INTERNET IS NOT
  CONTINUALLY DEVELOPED AND MAINTAINED

    The success of our internet strategy will depend in large part on the continued development and maintenance of the infrastructure of the internet. Because global commerce and the online exchange of information is new and evolving, we cannot predict with any certainty that the internet will be a viable commercial marketplace in the long term. The internet has experienced, and we expect it to continue to experience, significant growth in the number of users and amount of traffic. If the internet continues to experience an increased number of users, frequency of use or increased bandwidth requirements of users, it may not be able to support the demands placed upon it by this growth, and its performance and reliability may suffer. Furthermore, the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face similar outages and delays in the future. Any outage or delay could affect the level of internet usage, as well as the volume of traffic on our web site. In addition, the internet could lose its viability due to increased governmental regulation and delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the necessary infrastructure, standards or protocols or complementary products, services or facilities are not developed, or if the internet does not become a viable commercial marketplace, our internet strategy will not succeed.

WE ARE VULNERABLE TO UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES,
  WHICH MAY RESULT IN REDUCED VISITOR TRAFFIC ON OUR WEB SITE, DECREASED REVENUE AND HARM TO OUR REPUTATION

    Substantially all of our communications hardware and other hardware related to our web site is located at our facilities, although we are considering locating them to a third-party facility within the next six months. Fire, floods, hurricanes, tornadoes, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. In addition, although we have implemented network security measures, our servers are vulnerable to computer viruses, electronic break-ins, human error and other similar disruptive problems which could adversely affect our systems and web site. Although we try to prevent unauthorized access to our systems, we cannot eliminate this risk entirely. We could lose revenue and suffer damage to our reputation if our systems were affected by any of these occurrences. Our insurance policies may not adequately compensate us for any losses that may occur due to failures or interruptions in our systems. We do not presently have any secondary "off-site" systems or a formal disaster recovery plan.

VISITORS TO OUR WEB SITE COULD EXPERIENCE DELAYS AND DECREASED PERFORMANCE
  DURING PERIODS OF HEAVY TRAFFIC, WHICH COULD RESULT IN DISSATISFACTION WITH OUR WEB SITE AND DAMAGE TO OUR REPUTATION

    Our web site must accommodate a high volume of traffic and deliver frequently updated information. Our web site has in the past experienced slower response times or decreased traffic for a variety of reasons. These occurrences have not had a material impact on our business. These types of occurrences in the future, however, could materially adversely affect our reputation and brand name and could cause users to perceive our web site as not functioning properly. Under these circumstances, our users might choose another web site or other methods to obtain Linux-based operating systems or Linux-related information.

                       RISKS RELATED TO LEGAL UNCERTAINTY

WE COULD BE PREVENTED FROM SELLING OR DEVELOPING OUR PRODUCTS IF THE GNU GENERAL
  PUBLIC LICENSE AND SIMILAR LICENSES UNDER WHICH OUR PRODUCTS ARE DEVELOPED AND LICENSED ARE NOT ENFORCEABLE

    The Linux kernel and the Red Hat Linux operating system have been developed and licensed under the GNU General Public License and similar licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. We know of no circumstance under which these licenses have been challenged or interpreted in court. Accordingly, it is possible that a court would hold these licenses to be unenforceable in the event that someone were to file a claim asserting proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing our products.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT MAY BE COSTLY TO CORRECT, DELAY MARKET
  ACCEPTANCE OF OUR PRODUCTS AND EXPOSE US TO LITIGATION

    Despite testing by us and our customers, errors may be found in our products after commencement of commercial shipments. This risk is exacerbated by the fact that most of the code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and yet may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

    In addition, failures in our products could cause system failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

WE ARE VULNERABLE TO CLAIMS THAT OUR PRODUCTS INFRINGE THIRD-PARTY INTELLECTUAL
  PROPERTY RIGHTS PARTICULARLY BECAUSE OUR PRODUCTS ARE COMPRISED OF MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT PARTIES

    We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in our products is developed by independent parties over whom we exercise no supervision or control. Claims of infringement could require us to reengineer our products or seek to obtain licenses from third parties in order to continue offering our products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial resources and harm our reputation.

OUR EFFORTS TO PROTECT OUR TRADEMARKS MAY NOT BE ADEQUATE TO PREVENT THIRD
  PARTIES FROM MISAPPROPRIATING OUR INTELLECTUAL PROPERTY RIGHTS

    Our most valuable intellectual property is our collection of trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights. We have registered some of our trademarks in the United States, Europe and Australia and have other trademark applications pending in Australia, Canada and Europe. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy the Red Hat brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources. See "Business-- Intellectual Property".

WE MAY BE SUED AS A RESULT OF INFORMATION PUBLISHED OR POSTED ON OR ACCESSIBLE
  FROM OUR REDHAT.COM WEB SITE

    We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information we publish on our web site. These types of claims have been brought, sometimes successfully, against online services in the past, and can be costly to defend. We may also be subjected to claims based on content that is accessible from our web site through links to other web sites or through content and materials that may be posted by visitors to our web site. We believe that the scope and amount of our commercial and general liability insurance is appropriate, given our current financial position. However, this insurance may not adequately protect us against these types of claims. We have not been a party to any lawsuit of this type to date.

OUR SOFTWARE PRODUCTS, AS WELL AS THOSE OF OUR CUSTOMERS AND SUPPLIERS, COULD
  FAIL AS A RESULT OF THE YEAR 2000 PROBLEM

    We have conducted a review of Red Hat Linux and our internal systems to identify functions that need correction to be "Year 2000 compliant". We have not, however, tested our other products and have not tested or sought certifications from third parties bundling software applications and components with Official Red Hat Linux. Any failure by our products or third-party software bundled with our products to function in the Year 2000 may decrease the value of our products, give rise to warranty claims and tarnish the Red Hat brand. Additionally, the Year 2000 problem may affect us by causing disruptions in the business operations of, or delay technology purchases by, companies with which we do business, such as customers and suppliers causing a decrease in our product revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance".

                         RISKS RELATED TO THIS OFFERING

CONCENTRATION OF OWNERSHIP WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE
  MATTERS
    Immediately following this offering, our directors, executive officers and their affiliates will beneficially own approximately 67.7% of our outstanding common stock. These stockholders could determine the outcome of actions taken by us that require stockholder approval. For example, these stockholders could elect all of our directors, delay or prevent a transaction in which stockholders might receive a premium over the prevailing market price for their shares and control changes in management.

PROVISIONS OF OUR CHARTER AND BY-LAWS MAY DELAY OR PREVENT TRANSACTIONS THAT
  MANY STOCKHOLDERS MAY FAVOR

    Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

    - authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

    - providing for a classified board of directors with staggered three-year terms;

    - requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

    - eliminating the ability of stockholders to call special meetings of stockholders;

    - prohibiting stockholder action by written consent; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    Some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions and Anti-Takeover Effects".

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR
  SHARES AT OR ABOVE THE INITIAL OFFERING PRICE

    Following this offering, the price at which our common stock will trade may be extremely volatile and may fluctuate significantly. We determined the initial public offering price of our common stock, together with the underwriters, based on an assessment of the valuation of our stock. The public market may not agree with or accept this valuation. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly software and internet companies. After this offering, therefore, you might not be able to resell your shares at or above the initial public offering price.

A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD BE SOLD INTO THE PUBLIC
  MARKET SOON AFTER THIS OFFERING, WHICH COULD DEPRESS OUR STOCK PRICE

    Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. More than 60,000,000 shares, or ten times the number of shares sold in this offering, assuming no exercise of the underwriters' over-allotment option, will become eligible for sale in the public market at various dates beginning 180 days after the date of this prospectus. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales might occur, could cause the market price of our stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock. See "Shares Eligible for Future Sale".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business", and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

                                USE OF PROCEEDS

    We estimate the net proceeds to us from the sale of 6,000,000 shares of common stock in this offering to be approximately $76,870,000 at the initial public offering price of $14.00 per share and after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate net proceeds will be $88,588,000.

    The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for the common stock and to facilitate access to public equity markets.

    We expect to use the net proceeds for working capital and other general corporate purposes, including geographic expansion involving the establishment of additional foreign offices and/or subsidiaries. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the ability to allocate the proceeds at its discretion. A portion of the net proceeds may be used for the acquisition of businesses, products and technologies that are complementary to our own. The net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities until allocated for specific use.

                                DIVIDEND POLICY

    We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Red Hat as of May 31, 1999:

    - on an actual basis;

    - on a pro forma basis after giving effect to the conversion of our outstanding preferred stock into common stock which will occur upon the closing of this offering; and

    - on a pro forma as adjusted basis to reflect the sale of the 6,000,000 shares of common stock offered in this offering at the initial public offering price of $14.00 per share after deducting the underwriting discount and estimated offering expenses.

    The outstanding share information excludes 5,369,088 shares of common stock issuable upon the exercise of stock options outstanding on May 31, 1999, 3,197,450 shares of common stock issuable upon the exercise of warrants outstanding on May 31, 1999 and 9,274,160 shares reserved as of May 31, 1999 for future stock option grants and purchases under Red Hat's equity compensation plans. See "Management--Employee Benefit Plans" and note 11 to notes to financial statements.

    You should read this information together with Red Hat's financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                                            MAY 31, 1999
                                                                                ------------------------------------
                                                                                                         PRO FORMA
                                                                                 ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                ---------  -----------  ------------
                                                                                           (IN THOUSANDS)
Long-term obligations.........................................................  $      --   $      --    $       --
Stockholders' equity (deficit):
Preferred stock:
  Series A preferred stock, par value $.0001; 6,801,400 shares authorized, issued and outstanding (actual); no shares authorized, issued or
    outstanding (pro forma and pro forma as adjusted).........................      1,997          --            --
  Series B preferred stock, par value $.0001; 8,116,550 shares authorized, issued and outstanding (actual); no shares authorized, issued or
    outstanding (pro forma and pro forma as adjusted).........................      6,936          --            --
  Series C preferred stock, par value $.0001; 2,054,776 shares authorized,
    2,054,776 issued and outstanding (actual); no shares authorized, issued or
    outstanding (pro forma and pro forma as adjusted).........................      6,405          --            --
  Preferred stock, par value $0.0001; no shares authorized, issued or outstanding (actual); 5,000,000 shares authorized and no shares issued or
    outstanding (pro forma and pro forma as adjusted).........................         --          --            --
  Common stock, par value $.0001; 225,000,000 shares authorized, 26,134,502 shares issued and outstanding (actual); 225,000,000, shares authorized,
    60,079,954 shares issued and outstanding (pro forma); 225,000,000 shares authorized, 66,079,954 shares issued and outstanding (pro forma as
    adjusted).................................................................          3           6             7
  Additional paid-in capital..................................................      5,946      21,281        98,150
  Deferred compensation.......................................................     (3,578)     (3,578)       (3,578)
  Accumulated deficit.........................................................     (2,567)     (2,567)       (2,567)
                                                                                ---------  -----------  ------------
  Total stockholders' equity (deficit)........................................       (196)     15,142        92,012
                                                                                ---------  -----------  ------------
  Total capitalization........................................................  $  15,142   $  15,142    $   92,012
                                                                                ---------  -----------  ------------
                                                                                ---------  -----------  ------------

                                    DILUTION

    Red Hat's net tangible book value per share immediately after this offering will be substantially less than the assumed initial public offering price. Red Hat's pro forma net tangible book value as of May 31, 1999 was $15.1 million, or $0.25 per share. Pro forma net tangible book value per share represents the pro forma amount of total tangible assets less total liabilities, divided by the number of pro forma shares of common stock outstanding. After giving effect to the sale by us of the 6,000,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting the underwriting discount and estimated offering expenses, the pro forma as adjusted net tangible book value of Red Hat as of May 31, 1999 would have been $92.0 million, or $1.39 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.14 per share to existing stockholders and an immediate dilution of $12.61 per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price...............................................             $   14.00
  Pro forma net tangible book value per share prior to this offering........  $    0.25
  Increase per share attributable to this offering..........................       1.14
                                                                              ---------
Adjusted pro forma net tangible book value per share after this offering....                  1.39
                                                                                         ---------
Dilution per share to new investors.........................................             $   12.61
                                                                                         ---------
                                                                                         ---------

    Assuming the exercise in full of the underwriters' over-allotment option, Red Hat's pro forma as adjusted net tangible book value at May 31, 1999 would be approximately $1.55 per share, representing an immediate increase in the pro forma net tangible book value of $1.30 per share to Red Hat's existing stockholders and an immediate decrease in net tangible book value of $12.45 per share to new investors.

    The following table summarizes, on a pro forma as adjusted basis, as of May 31, 1999, the difference between the number of shares of common stock purchased from Red Hat, the total consideration paid to Red Hat, and the average price per share paid by existing stockholders and by new investors at the initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and offering expenses.

                                                  SHARES PURCHASED             TOTAL CONSIDERATION
                                            ----------------------------  -----------------------------  AVERAGE PRICE
                                                NUMBER         PERCENT         AMOUNT         PERCENT      PER SHARE
                                            ---------------  -----------  ----------------  -----------  --------------
Existing stockholders.....................       60,079,954        90.9%  $     17,516,806        17.3%    $     0.29
New investors.............................        6,000,000         9.1         84,000,000        82.7          14.00
                                            ---------------       -----   ----------------       -----
    Total.................................       66,079,954       100.0%  $    101,516,806       100.0%
                                            ---------------       -----   ----------------       -----
                                            ---------------       -----   ----------------       -----

                            ------------------------

    The discussion and the tables above assume no exercise of stock options or warrants outstanding on May 31, 1999 and no issuance of shares reserved for future issuance under Red Hat's equity plans. As of May 31, 1999, there were options outstanding to purchase 5,369,088 shares of common stock at a weighted average exercise price of $1.23 per share and warrants outstanding to purchase 3,197,450 shares of common stock at an exercise price of $.0001 per share. Assuming the exercise in full of all of these options and warrants, Red Hat's pro forma as adjusted net tangible book value at May 31, 1999 would be $1.43 per share, representing an immediate increase in the pro forma net tangible book value of $1.18 per share to Red Hat's existing stockholders and an immediate decrease in net tangible book value of $12.57 per share to new investors. See "Capitalization" and "Management--Employee Benefit Plans".

                            SELECTED FINANCIAL DATA

    The statement of operations data presented below for the fiscal years ended February 28, 1997, February 28, 1998 and February 28, 1999, and the balance sheet data as of February 28, 1998 and February 28, 1999, have been derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the three months ended May 31, 1998 and May 31, 1999 and the balance sheet data as of May 31, 1999 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of financial position, results of operations and cash flows. The balance sheet data as of February 28, 1997 have been derived from our audited financial statements which are not included in this prospectus. The statement of operations data for the fiscal years ended February 28, 1995 and February 29, 1996, and the balance sheet data as of February 28, 1995 and February 29, 1996 have been derived from our unaudited financial statements which are not included in this prospectus. You should read the data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                                        YEAR ENDED FEBRUARY 28,
                                                              --------------------------------------------
                                                               1995    1996(2)    1997     1998     1999
                                                              -------  -------   -------  -------  -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software and related products.............................  $   482  $  930    $ 2,603  $ 5,132  $10,013
  Web advertising...........................................       --      --         --       --       --
  Services and other........................................       --      --         --       24      777
                                                              -------  -------   -------  -------  -------
    Total revenue...........................................      482     930      2,603    5,156   10,790
Cost of revenue:
  Software and related products.............................      352     432      1,205    2,211    4,013
  Web advertising...........................................       --      --         --       --       --
  Services and other........................................       --      --         --       --       28
                                                              -------  -------   -------  -------  -------
    Total cost of revenue...................................      352     432      1,205    2,211    4,041
                                                              -------  -------   -------  -------  -------
Gross profit................................................      130     498      1,398    2,945    6,749
                                                              -------  -------   -------  -------  -------
Operating expense:
  Sales and marketing.......................................      133     241        491    1,252    3,083
  Research and development..................................       80     250        325      903    2,220
  General and administrative................................       44     140        526      799    1,484
                                                              -------  -------   -------  -------  -------
    Total operating expenses................................      257     631      1,342    2,954    6,787
                                                              -------  -------   -------  -------  -------
  Income (loss) from operations.............................     (127)   (133)        56       (9)     (38)
Other income (expense), net.................................       (1)    (22)       (23)      22      162
                                                              -------  -------   -------  -------  -------
Income (loss) before income taxes...........................     (128)   (155)        33       13      124
Provision for income taxes..................................       --      --         --        5      215
                                                              -------  -------   -------  -------  -------
Net income (loss)...........................................     (128)   (155)        33        8      (91)
Accretion on mandatorily redeemable preferred stock.........       --      --         --       --      (39)
                                                              -------  -------   -------  -------  -------
Net income (loss) available to common stockholders..........  $  (128) $ (155)   $    33  $     8  $  (130)
                                                              -------  -------   -------  -------  -------
                                                              -------  -------   -------  -------  -------
Earnings (loss) per common share (1):
  Basic.....................................................    (0.01)  (0.01)      0.00     0.00    (0.01)
  Diluted...................................................    (0.01)  (0.01)      0.00     0.00    (0.01)
Weighted average common shares outstanding:
  Basic.....................................................   12,000  22,626     23,500   23,500   23,550
  Diluted...................................................   12,000  22,626     27,233   34,578   23,550
Pro forma net income (loss) per common share (1):
  Basic.....................................................    (0.01)  (0.01)      0.00     0.00     0.00
  Diluted...................................................    (0.01)  (0.01)      0.00     0.00     0.00
Shares of common stock used in computing pro forma net
  income (loss) per share:
  Basic.....................................................   12,000  22,626     23,500   30,842   43,930
  Diluted...................................................   12,000  22,626     27,233   34,578   43,930


                                                                THREE MONTHS
                                                               ENDED MAY 31,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
                                                                (UNAUDITED)

STATEMENT OF OPERATIONS DATA:
Revenue:
  Software and related products.............................  $ 1,374  $ 1,936
  Web advertising...........................................       --       80
  Services and other........................................      177      781
                                                              -------  -------
    Total revenue...........................................    1,551    2,797
Cost of revenue:
  Software and related products.............................      682    1,181
  Web advertising...........................................       --      123
  Services and other........................................       --      443
                                                              -------  -------
    Total cost of revenue...................................      682    1,747
                                                              -------  -------
Gross profit................................................      869    1,050
                                                              -------  -------
Operating expense:
  Sales and marketing.......................................      382    1,629
  Research and development..................................      341      826
  General and administrative................................      214      824
                                                              -------  -------
    Total operating expenses................................      937    3,279
                                                              -------  -------
  Income (loss) from operations.............................      (68)  (2,229)
Other income (expense), net.................................       15      140
                                                              -------  -------
Income (loss) before income taxes...........................      (53)  (2,089)
Provision for income taxes..................................       --       --
                                                              -------  -------
Net income (loss)...........................................      (53)  (2,089)
Accretion on mandatorily redeemable preferred stock.........       --      (43)
                                                              -------  -------
Net income (loss) available to common stockholders..........  $   (53) $(2,132)
                                                              -------  -------
                                                              -------  -------
Earnings (loss) per common share (1):
  Basic.....................................................     0.00    (0.09)
  Diluted...................................................     0.00    (0.09)
Weighted average common shares outstanding:
  Basic.....................................................   23,500   24,383
  Diluted...................................................   23,500   24,383
Pro forma net income (loss) per common share (1):
  Basic.....................................................     0.00    (0.04)
  Diluted...................................................     0.00    (0.04)
Shares of common stock used in computing pro forma net
  income (loss) per share:
  Basic.....................................................   37,103   57,782
  Diluted...................................................   37,103   57,782

                                                                      FEBRUARY 28,                MAY 31,
                                                         ---------------------------------------  -------
                                                         1995   1996(2)   1997    1998    1999     1999
                                                         -----  -------   -----  ------  -------  -------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $  --   $  --    $  --  $1,293  $10,055  $13,982
Working capital (deficit)..............................   (129)   (160)    (324)  1,541   11,100   13,217
Total assets...........................................    106     245      670   3,131   15,276   22,162
Long term liabilities..................................     --      30      145      65      420      385
Mandatorily redeemable preferred stock.................     --      --       --   1,983   12,107   15,338
Total stockholders' equity (deficit)...................    (42)    (79)     (46)    (38)      (5)    (196)

--------------------------

(1) See note 2 to notes to financial statements.

(2) Red Hat's fiscal year ended on February 29, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH RED HAT'S FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS".

                                    OVERVIEW

    Red Hat, Inc. is a leading developer and provider of open source software products and services, and has built a comprehensive web site dedicated to the open source software community. Red Hat, Inc. was incorporated in Connecticut in March 1993 as ACC Corp., Inc. In September 1995, ACC Corp., Inc. changed its name to Red Hat Software, Inc. In September 1998, Red Hat Software, Inc. reincorporated in Delaware. In June 1999, Red Hat Software, Inc. changed its name to Red Hat, Inc. We have financed our activities to date through proceeds from the private sale of equity securities and cash flow from operations.

    Sales of Official Red Hat Linux have represented our principal source of revenue since its introduction in October 1994. We derive our software and related products revenue primarily from the sale of software products:

    - through distributors to enterprise and retail accounts;

    - directly to individual users and enterprises through our REDHAT.COM web site and our call center; and

    - from original equipment manufacturers which license our software directly.

We recognize revenue from software product sales to distributors and original equipment manufacturers for which no technical support is provided at the time our products are shipped, net of a reserve for estimated sales returns. This reserve is recognized based on our historical experience of these distributors' rates of sell-through to the end user. Revenue from the sale of software products to individual users and enterprises for which no technical support is provided is recognized on the date we ship the software products. Upon the release of Version 6.0 of Red Hat Linux in May 1999, we began selling Official Red Hat Linux with 30 days of free telephone technical support and 90 days of free e-mail technical support. In accordance with the provisions of Statement of Opinion No. 97-2 "Software Revenue Recognition", we are recognizing all of the revenue from the sale of Version 6.0 of Official Red Hat Linux ratably over the period that the technical support services are provided in proportion to the costs incurred to provide such technical support services as compared to estimated total costs to be incurred.

    We have recently added new features to our REDHAT.COM web site. We intend to develop additional features for our web site which we believe will result in both a substantial increase in the number of visitors who access our web site and increased advertising revenue. Advertising revenue is derived principally from short-term advertising contracts in which we typically guarantee a minimum number of impressions to be delivered to users over a specified period of time for a fixed fee. Advertising rates are typically measured on a cost per thousand impressions basis. Advertising revenue is recognized ratably in the period in which the advertisement is displayed, provided that we have no significant remaining obligations, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight line basis over the term of the contract. If we do not meet minimum guaranteed impressions requirements, we defer recognition of the corresponding revenue until the minimum number of guaranteed impressions is achieved. We did not generate revenue from the sale of advertising on our web site until the first quarter of the fiscal year ending February 29, 2000. However, we believe that the expected increase in traffic on our web site, along with our focus on marketing our advertising services, will generate significant advertising revenue in the future.

    Prior to March 1999, we did not provide any service offerings to our customers. In March 1999, we expanded our service offerings to include comprehensive support and maintenance, custom development, consulting and education services. Although these services generated only an insignificant amount of revenue through February 28, 1999, we earned $0.6 million in service revenues during the three months ended May 31, 1999. We believe that because our revenue has historically been derived from product offerings, this expansion in and active marketing of our service offerings will cause our services revenue to continue to increase significantly as a percentage of total revenue in the fiscal year ending February 29, 2000. Revenue from support and maintenance agreements is deferred and recognized ratably over the term of the related agreement, which is typically one year. Revenue from custom development, consulting and education services, which includes offering training courses and hardware certification services, is recognized as the services are provided.

    Our software products are sold worldwide, with all of our total revenue coming from North America, except for some royalties received from international sources which totalled less than $50,000 for the fiscal year ended February 28, 1999. In June 1999 we established international operations and we expect that total revenue derived from sales outside of North America will increase in the fiscal year ending February 29, 2000 as we expand these operations.

    We have historically experienced fluctuations in our results of operations related to the release of major upgrades to Red Hat Linux. We believe that the anticipation by our customers of the release of these upgrades has resulted in, and will continue to result in, a decline in sales for several months prior to the release and an increase in sales immediately following the release. Prior to our release in May 1999 of Version 6.0 of Official Red Hat Linux, software product sales decreased, but after the release we experienced an immediate significant increase in both the volume and dollar amount of software product sales. In addition, we believe that revenue from the sale of Official Red Hat Linux and related products will decline as a percentage of total revenue in the future as we continue to expand our services offerings and execute our web initiative.

    Sales of software products to distributors comprised $0.7 million or 26.1% of total software and related products revenue in the fiscal year ended February 28, 1997, $0.9 million or 17.3% of total software and related products revenue in the fiscal year ended February 28, 1998, and $5.9 million or 58.2% of total software and related products revenue in the fiscal year ended February 28, 1999. Sales of software products to end users through our REDHAT.COM web site and call center comprised $1.9 million or 73.9% of total software and related products revenue in the fiscal year ended February 28, 1997, $3.0 million or 58.8% of total software and related products revenue in the fiscal year ended February 28, 1998 and $3.2 million or 29.6% of total software and related products revenue in the fiscal year ended February 28, 1999.

    We plan to expand sales through distributors as well as direct sales through our web site. We also plan to expand our original equipment manufacturer relationships in the fiscal year ending February 29, 2000 and therefore expect that our original equipment manufacturer-related revenue for this fiscal year will increase significantly as a percentage of total revenue as compared to the fiscal year ended February 28, 1999.

    Sales to Frank Kasper & Associates, one of our primary distributors, constituted approximately 16.0% of total revenue in the fiscal year ended February 28, 1997, and

26.0% of total revenue in the fiscal year ended February 28, 1998. Sales to Frank Kasper & Associates and to Ingram Micro, our two largest distributors in fiscal 1999, comprised 54.0% of total revenue in the fiscal year ended February 28, 1999. We provide our distributors an advertising allowance on a quarterly basis, determined upon our approval of the distributors' advertising plans. Distributors must then submit to us a detailed list of expenses incurred by us. We pay all approved expenses and recognize these costs as a component of sales and marketing expense as such expenses are incurred.

    We employed 140 people at June 30, 1999, compared to 38 at March 1, 1998. This increase in headcount resulted primarily from:

    - an increase in administrative personnel as we recruited our management team;

    - an increase in support, maintenance, consulting and education personnel associated with our efforts to develop the infrastructure of our services organization;

    - an increase in research and development personnel; and

    - the commencement of international operations.

    We expect to continue to increase expenses associated with our sales and marketing, research and development and general and administrative groups in anticipation of continued growth and expansion. Given the expected increase in headcount, we anticipate that we will need to either expand our existing offices or lease additional office space at a separate location within the next 12 to 18 months. We believe that this expansion will result in an increase in total facilities costs.

                             RESULTS OF OPERATIONS

    The following table sets forth the results of operations for Red Hat expressed as a percentage of total revenue. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                                      THREE MONTHS ENDED
                                                        YEAR ENDED FEBRUARY 28,            MAY 31,
                                                    -------------------------------  --------------------
                                                      1997       1998       1999       1998       1999
                                                    ---------  ---------  ---------  ---------  ---------
                                                                                         (UNAUDITED)
Revenue:
  Software and related products...................      100.0%      99.5%      92.8%      88.6%      69.2%
  Web advertising.................................        0.0        0.0        0.0        0.0        2.9
  Services and other..............................        0.0        0.5        7.2       11.4       27.9
                                                    ---------  ---------  ---------  ---------  ---------
    Total revenue.................................      100.0      100.0      100.0      100.0      100.0

Cost of revenue:
  Software and related products...................       46.3       42.9       37.2       44.0       42.2
  Web advertising.................................        0.0        0.0        0.0        0.0        4.4
  Services and other..............................        0.0        0.0        0.2        0.0       15.8
                                                    ---------  ---------  ---------  ---------  ---------
    Total cost of revenue.........................       46.3       42.9       37.4       44.0       62.4

Gross profit......................................       53.7       57.1       62.6       56.0       37.6

Operating expense:
  Sales and marketing.............................       18.8       24.3       28.6       24.6       58.2
  Research and development........................       12.5       17.5       20.6       22.0       29.5
  General and administrative......................       20.2       15.5       13.7       13.8       29.5
                                                    ---------  ---------  ---------  ---------  ---------
    Total operating expense.......................       51.5       57.3       62.9       60.4      117.2

Income (loss) from operations.....................        2.2       (0.2)      (0.3)      (4.4)     (79.6)

Other income (expense), net.......................       (0.9)       0.4        1.5        1.0        5.0

Income before income taxes........................        1.3        0.2        1.2       (3.4)     (74.6)

Provision for income taxes........................        0.0        0.1        2.0        0.0        0.0
                                                    ---------  ---------  ---------  ---------  ---------

Net income (loss).................................        1.3        0.1       (0.8)      (3.4)     (74.6)

Accretion on mandatorily redeemable preferred
  stock...........................................        0.0        0.0       (0.4)       0.0       (1.5)
                                                    ---------  ---------  ---------  ---------  ---------

Net income (loss) available to common
  stockholders....................................        1.3%       0.1%      (1.2)%      (3.4)%     (76.1)%
                                                    ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------

THREE MONTHS ENDED MAY 31, 1999 AND 1998

TOTAL REVENUE

    Total revenue increased 80.3% to $2.8 million in the three months ended May 31, 1999 from $1.6 million in the three months ended May 31, 1998. Substantially all of our revenue for the three months ended May 31, 1999 came from customers located in the United States.

    SOFTWARE AND RELATED PRODUCTS REVENUE

    Software and related products revenue is comprised primarily of sales of Official Red Hat Linux and related software products and sales of publications about Linux-based operating systems. Software and related products revenue increased 40.9% to $1.9 million or 69.2% of total revenue in the three months ended May 31, 1999 from $1.4 million or 88.6% of total revenue in the three months ended May 31, 1998. The decrease in software and related products as a percentage of total revenue was due to the increase in services and other revenue.

    Software products revenue increased to $1.3 million during the three months ended May 31, 1999 from $1.0 million for the three months ended May 31, 1998. The increase in software products revenue was due to higher sales of Official Red Hat Linux, as a result of the release of Version 6.0 of Official Red Hat Linux in May 1999.

    Related products revenue, which is comprised of revenue from sales of books and other products, increased to $0.6 million during the three months ended May 31, 1999 compared to $0.4 million in the three months ended May 31, 1998.

    WEB ADVERTISING REVENUE

    Web advertising revenue is comprised of fees generated from short-term contracts with advertisers to present advertising on our web site. Web advertising revenue increased to $80,000 in the three months ended May 31, 1999 from zero in the three months ended May 31, 1998. As a percentage of total revenue, web advertising revenue increased to 2.9% in the three months ended May 31, 1999 from zero in the three months ended May 31, 1998. These increases were due to the commencement of our web initiative during the three months ended May 31, 1999.

    SERVICES AND OTHER REVENUE

    Services and other revenue is comprised of support and maintenance fees, custom development fees, consulting and education fees and royalties received from licensing our trademarks. Services and other revenue increased to $0.8 million in the three months ended May 31, 1999 from $0.2 million in the three months ended May 31, 1998. As a percentage of total revenue, services and other revenue increased to 27.9% in the three months ended May 31, 1999 from 11.4% in the three months ended May 31, 1998.

    Services and other revenue was comprised of $0.6 million in services revenue and $0.2 million in royalties for the three months ended May 31, 1999 as compared to $0.1 million in services revenue and $0.1 million in royalties for the three months ended May 31, 1998. The increase in services revenue resulted primarily from an increase in consulting and education revenue earned in the three months ended May 31, 1999 as we expanded our course offerings, and, to a lesser extent, an increase in support and maintenance revenues as we began to sell support and maintenance services. We expect services revenue to increase significantly in dollar amount and as a percentage of revenues as we continue to develop and expand our support and maintenance, custom development and consulting and education services and as we actively market these services.

COST OF REVENUE

    COST OF SOFTWARE AND RELATED PRODUCTS

    Cost of software and related products primarily consists of expenses we incur to manufacture, package and distribute our products and related documentation. These costs include expenses for physical media, literature and packaging, fulfillment and shipping. Also included are royalties paid by us for licensing third-party applications included in our software products and third-party publications. Cost of software and related products increased 73.0% to $1.2 million in the three months ended May 31, 1999 from $0.7 million in the three months ended May 31, 1998. The increase in cost of software and related products was directly related to the increase in sales of software and related products. As a percentage of software and related products revenue, cost of software and related products increased to 61.0% in the three months ended May 31, 1999 from 44.0% in the three months ended May 31, 1998. This increase was primarily due to the commencement of our program providing 30 days of telephone installation support with the purchase of Version 6.0 of Official Red Hat Linux in May 1999.

    COST OF WEB ADVERTISING

    Cost of web advertising revenue includes the cost of developing the advertising and supporting the website. Cost of web advertising revenue increased to $0.1 million in the three months ended May 31, 1999, compared to zero in the three months ended May 31, 1998. As a percentage of total revenue, cost of web advertising revenue increased to 4.4% in the three months ended May 31, 1999, as compared to zero in the three months ended May 31, 1998. These increases were due to our offering web advertising for the first time during the three months ended May 31, 1999.

    COST OF SERVICES AND OTHER

    Cost of services includes salaries of support and maintenance, custom development, consulting and education personnel and related costs. Cost of services and other for the three months ended May 31, 1999 was primarily comprised of costs of salaries and other related costs incurred for our training and certification program. We incur no direct costs related to royalties received for our trademarks to third parties. Cost of services and other increased to $0.4 million in the three months ended May 31, 1999 from zero in the three months ended May 31, 1998. As a percentage of services and other revenue, cost of services and other increased to 56.7% in the three months ended May 31, 1999 from zero in the three months ended May 31, 1998.

    We expect cost of services and other to increase in the fiscal year ending February 29, 2000, as we expand our service offerings, which will include the costs associated with providing technical support and maintenance, custom development, consulting and education. We expect these costs to be high in dollar amount and as a percentage of services and other revenue due to costs that we will incur in connection with developing and expanding our services organization. Cost of services and other as a percentage of services and other revenue is expected to vary significantly from period to period depending upon the mix of services we provide, whether such services are provided by us or third-party contractors, and overall utilization rate of our services staff.

GROSS PROFIT

    Gross profit increased 21.0% to $1.0 million in the three months ended May 31, 1999 from $0.9 million in the three months ended May 31, 1998. As a percentage of total revenue, gross profit decreased to 37.6% in the three months ended May 31, 1999 from 56.0% in the three months ended May 31, 1998. The increase in gross profit is due to the increased sales of our software products, which is primarily the result of the release of Version 6.0 of Official Red Hat Linux in May 1999. The decrease in gross profit as a percentage of revenue is the result of the commencement of our program providing telephone installation support with the purchase of Version 6.0 of Official Red Hat Linux for no additional fee and our support, maintenance, consulting and education services during the three months ended May 31, 1999.

OPERATING EXPENSE

    SALES AND MARKETING

    Sales and marketing expense consists primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations, marketing materials and tradeshows. Sales and marketing expense increased 326.4% to $1.6 million in the three months ended May 31, 1999 from $0.4 million in the three months ended May 31, 1998. As a percentage of total revenue, sales and marketing expense increased to 58.2% in the three months ended May 31, 1999 from 24.6% in the three months ended May 31, 1998. These increases were due to higher advertising and promotional costs incurred to promote the release of Version 6.0 of Official Red Hat Linux, and costs incurred to promote our web site and service offerings. Sales and marketing expense also includes costs resulting from joint marketing arrangements with distributors. These costs totaled $0.1 million in the three months ended May 31, 1999, as compared to zero in the three months ended May 31, 1998. This increase is due to Ingram Micro becoming a distributor of our software products in November 1998. We expect sales and marketing expense to increase in the foreseeable future as we promote the expansion of our services offerings and web site and expand our international operations.

    RESEARCH AND DEVELOPMENT

    Research and development expense consists primarily of personnel and related costs for our software products and web development efforts. Research and development expense increased 142.2% to $0.8 million in the three months ended May 31, 1999 from $0.3 million in the three months ended May 31, 1998. As a percentage of total revenue, research and development expense increased to 29.5% in the three months ended May 31, 1999 from 22.0% in the three months ended May 31, 1998. These increases resulted from increased spending related to the development of our web initiative and costs incurred to complete the development of Version 6.0 of Official Red Hat Linux. We expect research and development expenses to continue to increase in the future as we develop our web site and expand features in Red Hat Linux.

    GENERAL AND ADMINISTRATIVE

    General and administrative expense consists primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information system expenses. General and administrative expense increased 285.0% to $0.8 million in the three months ended May 31, 1999 from $0.2 million in the three months ended May 31, 1998. As a percentage of total revenue, general and administrative expense increased to 26.9% in the three months ended May 31, 1999 from 13.8% in the three months ended May 31, 1998. The increase in general and administrative expense resulted from:

    - an increase in payroll costs of $0.3 million due to the increase in the number of general and administrative personnel to 17 at May 31, 1999 from 7 at May 31, 1998

    - an increase in legal and accounting costs of $0.1 million in the three months ended May 31, 1999 as compared to the three months ended May 31, 1998

    - an increase in facilities cost of $0.1 million due to higher costs associated with our new headquarters.

    - recognition of $0.1 million in non-cash compensation expense related to amortization of deferred compensation.

    We expect general and administrative expense to continue to increase in the next 12 months as we add administrative personnel to support our business expansion and as we amortize, over the vesting period of the options, which is generally four years, the deferred compensation balance of $3.6 million related to stock options granted by the Board of Directors during the three months ended May 31, 1999.

    OTHER INCOME (EXPENSE), NET

    Other income (expense) consists of interest income earned on cash deposited in money market accounts and other short-term investments and interest expense incurred on capital leases. Other income (expense), net increased 833.3% to income of $0.1 million in the three months ended May 31, 1999 from income of $15,000 in the three months ended May 31, 1998. As a percentage of total revenue, other income (expense), net increased to 5.0% in the three months ended May 31, 1999 from 1.0% in the three months ended May 31, 1998. These increases resulted from higher average cash and cash equivalents and short-term investment balances in the three months ended May 31, 1999 as compared to the three months ended May 31, 1998 due to receipt of proceeds from sale of preferred stock in September 1998 and in February, March and April 1999.

    PROVISION FOR INCOME TAXES

    We had no provision for income taxes for the three months ended May 31, 1999 and 1998, as we incurred losses during these periods.

    ACCRETION OF MANDATORILY REDEEMABLE PREFERRED STOCK

    The increase in the accretion from mandatorily redeemable preferred stock to $43,000 in the three months ended May 31, 1999 from zero for the three months ended May 31, 1998 was a result of the fact that we had no outstanding mandatorily redeemable preferred stock prior to September 1998.

FISCAL YEARS ENDED FEBRUARY 28, 1999 AND 1998

TOTAL REVENUE

    Total revenue increased 109.3% to $10.8 million in the fiscal year ended February 28, 1999 from $5.2 million in the fiscal year ended February 28, 1998.

    SOFTWARE AND RELATED PRODUCTS REVENUE

    Software and related products revenue increased 95.1% to $10.0 million, or 92.8% of total revenue, in the fiscal year ended February 28, 1999 from $5.1 million, or 99.5% of total revenue, in the fiscal year ended February 28, 1998. The decrease in software and related products revenue as a percentage of total revenue was due to the increase in services and other revenue.

    Software products revenue increased to $9.0 million during the fiscal year ended February 28, 1999 from $3.9 million for the fiscal year ended February 28, 1998. The increase in software products revenue was due to higher sales of Official Red Hat Linux. We met the higher demand for Official Red Hat Linux by establishing a relationship with a major distributor in November 1998 and subsequently adding prominent national computer and software retailers.

    Related products revenue decreased to $1.0 million during the fiscal year ended February 28, 1999 compared to $1.2 million in the fiscal year ended February 28, 1998. During the fiscal year ended February 28, 1999, we reduced the number of publications that we published and distributed to focus our efforts on our software products.

    SERVICES AND OTHER REVENUE

    Services and other revenue increased to $0.8 million in the fiscal year ended February 28, 1999 from $24,000 in the fiscal year ended February 28, 1998. As a percentage of total revenue, services and other revenue increased to 7.2% in the fiscal year ended February 28, 1999 from 0.5% in the fiscal year ended February 28, 1998.

    Services and other revenue was comprised of $0.1 million in services revenue and $0.7 million in royalties for the fiscal year ended February 28, 1999 compared to no services revenue and $24,000 in royalties for the fiscal year ended February 28, 1998. The increase in services revenue resulted from the introduction of our training and certification program during February 1999.

    The increase in royalties resulted from the licensing of some of our trademarks to third parties, nationally and internationally, as a way of increasing our market share in markets or geographic locations important to our business plan. This strategy allowed us to have a local presence without incurring the costs associated with establishing separate operations in each of these markets or geographic locations. During the fiscal year ended February 28, 1999, we licensed some of our trademarks to publishers, who paid us a royalty based on their sales. We expect to discontinue some of these agreements during the fiscal year ending February 29, 2000 due to our geographic expansion plans.

COST OF REVENUE

    COST OF SOFTWARE AND RELATED PRODUCTS

    Cost of software and related products increased 81.5% to $4.0 million in the fiscal year ended February 28, 1999 from $2.2 million in the fiscal year ended February 28, 1998. The increase in cost of software and related products was directly related to the increase in sales of software and related products. As a percentage of software and related products revenue, cost of software and related products decreased to 40.1% in the fiscal year ended February 28, 1999 from 43.1% in the fiscal year ended February 28, 1998. This decrease was due to the decline in royalties paid to third parties because of the reduction in the number of third-party applications included in our software products.

    COST OF SERVICES AND OTHER

    Cost of services for the fiscal year ended February 28, 1999 was primarily comprised of salaries and other related costs incurred for our training and certification program which commenced in February 1999. Cost of services and other increased to $28,000 in the fiscal year ended February 28, 1999 from zero in the fiscal year ended February 28, 1998. As a percentage of services and other revenue, cost of services and other increased to 3.6% in the fiscal year ended February 28, 1999 from zero percent in the fiscal year ended February 28, 1998. These increases were due to greater costs associated with our preparation to expand our service offerings through the hiring of additional personnel.

GROSS PROFIT

    Gross profit increased 129.2% to $6.7 million in the fiscal year ended February 28, 1999 from $2.9 million in the fiscal year ended February 28, 1998. As a percentage of total revenue, gross profit increased to 62.6% in the fiscal year ended February 28, 1999 from 57.1% in the fiscal year ended February 28, 1998. These increases were primarily due to an increase in royalties received for licensing our trademarks to third parties of $0.7 million in the fiscal year ended February 28, 1999 for which we incurred no direct costs.

OPERATING EXPENSE

    SALES AND MARKETING

    Sales and marketing expense increased 146.2% to $3.1 million in the fiscal year ended February 28, 1999 from $1.3 million in the fiscal year ended February 28, 1998. Costs associated with joint marketing arrangements with distributors totaled $0.1 million in the fiscal year ended February 28, 1999, as compared to zero in the fiscal year ended February 28, 1998. As a percentage of total revenue, sales and marketing expense increased to 28.6% in the fiscal year ended February 28, 1999 from 24.3% in the fiscal year ended February 28, 1998. These increases were due to greater costs attributable to cooperative marketing arrangements with distributors, which were approximately $0.1 million in the fiscal year ended February 28, 1999 and were zero in the fiscal year ended February 28, 1998, and extensive public relations activities in the fiscal year ended February 28, 1999 to promote our brand.

    RESEARCH AND DEVELOPMENT

    Research and development expense increased 145.9% to $2.2 million in the fiscal year ended February 28, 1999 from $0.9 million in the fiscal year ended February 28, 1998. As a percentage of total revenue, research and development expense increased to 20.6% in the fiscal year ended February 28, 1999 from 17.5% in the fiscal year ended February 28, 1998. These increases resulted from an increase in the number of research and development personnel necessary to support both expanded functionality and ease of use of Official Red Hat Linux, costs of personnel involved in the GNOME graphical user interface project, and increases in quality assurance and technical documentation projects.

    GENERAL AND ADMINISTRATIVE

    General and administrative expense increased 85.8% to $1.5 million in the fiscal year ended February 28, 1999 from $0.8 million in the fiscal year ended February 28, 1998. The increase in general and administrative expense resulted from:

    - an increase in payroll costs of $0.3 million due to the increase in the number of general and administrative personnel to 14 at February 28, 1999 from 5 at February 28, 1998;

    - an increase in legal and accounting costs of $0.4 million in the fiscal year ended February 28, 1999 incurred in connection with establishment of new business activities; and

    - to a lesser extent, due to approximately $60,000 in costs incurred associated with relocating our offices in January 1999.

    As a percentage of total revenue, general and administrative expense decreased to 13.7% in the fiscal year ended February 28, 1999 from 15.5% in the fiscal year ended February 28, 1998. This decrease was due primarily to revenue increasing at a higher rate than general and administrative expense.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net increased 656.6% to income of $0.2 million in the fiscal year ended February 28, 1999 from income of $20,000 in the fiscal year ended February 28, 1998. As a percentage of total revenue, other income (expense), net increased to 1.5% in the fiscal year ended February 28, 1999 from 0.4% in the fiscal year ended February 28, 1998. These increases resulted from higher average cash and cash equivalents and short-term investment balances in the fiscal year ended February 28, 1999 compared to fiscal 1998 due to receipt of proceeds from the sale of preferred stock in September 1998 and the repayment of outstanding notes payable during the fiscal year ended Feburary 28, 1998.

    PROVISION FOR INCOME TAXES

    Provision for income taxes increased to $0.2 million in the fiscal year ended February 28, 1999 from $5,000 in the fiscal year ended February 28, 1998. Our effective tax rate increased to 173.6% of income before income taxes for the fiscal year ended February 28, 1999 from 38.7% of income for the fiscal year ended February 28, 1998. These increases resulted from the growth in our taxable income and an increase in the valuation allowance on our net deferred tax assets due to uncertainty of realization.

    ACCRETION OF MANDATORILY REDEEMABLE PREFERRED STOCK

    Accretion of mandatorily redeemable preferred stock of $39,000 in the fiscal year ended February 28, 1999 was a result of the issuance of mandatorily redeemable preferred stock in September 1998. All of the outstanding preferred stock will convert into common stock upon the closing of this offering.

FISCAL YEARS ENDED FEBRUARY 28, 1998 AND 1997

TOTAL REVENUE

    Total revenue increased 98.1% to $5.1 million in the fiscal year ended February 28, 1998 from $2.6 million in the fiscal year ended February 28, 1997.

    SOFTWARE AND RELATED PRODUCTS REVENUE

    Software and related products revenue increased by 97.1% to $5.1 million in the fiscal year ended February 28, 1998 from $2.6 million in the fiscal year ended February 28, 1997. The increase in software and related products revenue resulted from increasing acceptance of Official Red Hat Linux by technical users as a viable operating system.

    SERVICES AND OTHER REVENUE

    Services and other revenue increased to $24,000 in the fiscal year ended February 28, 1998 from zero in the fiscal year ended February 28, 1997. This increase resulted from royalty payments received from international publishers of products bearing our trademarks in the fiscal year ended February 28, 1998.

COST OF REVENUE

    COST OF SOFTWARE AND RELATED PRODUCTS

    Cost of software and related products increased 83.5% to $2.2 million in the fiscal year ended February 28, 1998 from $1.2 million in the fiscal year ended February 28, 1997. The increase in cost of software and related products resulted from increased sales of our software and related products. As a percentage of software and related products revenue, cost of software and related products decreased to 42.9% in the fiscal year ended February 28, 1998 from 46.3% in the fiscal year ended February 28, 1997. This decrease was due to growing sales and declining costs on a per unit basis.

GROSS PROFIT

    Gross profit increased 110.6% to $2.9 million in the fiscal year ended February 28, 1998 from $1.4 million in the fiscal year ended February 28, 1997. As a percentage of total revenue, gross profit increased to 57.1% in the fiscal year ended February 28, 1998 from 53.7% in the fiscal year ended February 28, 1997.

OPERATING EXPENSES

    SALES AND MARKETING EXPENSE

    Sales and marketing expense increased 154.8% to $1.3 million in the fiscal year ended February 28, 1998 from $0.5 million in the fiscal year ended February 28, 1997. As a percentage of total revenue, sales and marketing expense increased to 24.3% in the fiscal year ended February 28, 1998 from 18.8% in the fiscal year ended February 28, 1997. These increases resulted from additional expense incurred due to significantly increasing the number of sales and marketing personnel, increased costs attributable to cooperative marketing arrangements with distributors, and higher advertising and tradeshows costs.

    RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense increased 177.6% to $0.9 million in the year ended February 28, 1998 from $0.3 million in the year ended February 28, 1997. As a percentage of total revenue, research and development expense increased to 17.5% in the fiscal year ended February 28, 1998 from 12.5% in the fiscal year ended February 28, 1997. These increases in research and development expense were primarily due to the addition of software engineering and development personnel in the fiscal year ended February 28, 1998.

    GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense increased 51.8% to $0.8 million in the fiscal year ended February 28, 1998 from $0.5 million in the fiscal year ended February 28, 1997. The increase in general and administrative expense resulted from the growth in the number of general and administrative personnel. As a percentage of total revenue, general and administrative expense decreased to 15.5% in the fiscal year ended February 28, 1998 from 20.2% in the fiscal year ended February 28, 1997. This decrease was due to total revenue increasing at a higher rate than general and administrative expense.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net increased to income of $22,000 in the fiscal year ended February 28, 1998 from expense of $23,000 in the fiscal year ended February 28, 1997. This increase in other income (expense), net was due to an increase in interest income resulting from higher average balances of cash and cash equivalents and short-term investments and lower interest expense on our notes payable which were repaid during the fiscal year ended February 28, 1997.

    PROVISION FOR INCOME TAXES

    Provision for income taxes increased to a provision of $5,000 in the fiscal year ended February 28, 1998 from zero in the fiscal year ended February 28, 1997. For fiscal years ended February 28, 1998 and 1997, a full valuation allowance was provided against net deferred tax assets due to uncertainty of realization.

                        QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for each of the five quarters in the period ended May 31, 1999. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes to those statements included elsewhere in this prospectus.

                                                                                    THREE MONTHS ENDED
                                                              ---------------------------------------------------------------
                                                                MAY 31,     AUG. 31,     NOV. 30,     FEB. 28,      MAY 31,
                                                                 1998         1998         1998         1999         1999
                                                              -----------  -----------  -----------  -----------  -----------
                                                                                 (IN THOUSANDS, UNAUDITED)
Revenue:
  Software and related products.............................   $   1,374    $   2,167    $   2,964    $   3,508    $   1,936
  Web advertising...........................................          --           --           --           --           80
  Services and other........................................         177           71          360          169          781
                                                              -----------  -----------  -----------  -----------  -----------
    Total revenue...........................................       1,551        2,238        3,324        3,677        2,797
                                                              -----------  -----------  -----------  -----------  -----------
Cost of revenue:
  Software and related products.............................         683          785        1,179        1,366        1,181
  Web advertising...........................................          --           --           --           --          123
  Services and other........................................          --           --           --           28          443
                                                              -----------  -----------  -----------  -----------  -----------
    Total cost of revenue...................................         683          785        1,179        1,394        1,747
                                                              -----------  -----------  -----------  -----------  -----------
    Gross profit............................................         868        1,453        2,145        2,283        1,050
                                                              -----------  -----------  -----------  -----------  -----------
Operating expense:
  Sales and marketing.......................................         382          482          781        1,438        1,629
  Research and development..................................         341          458          624          797          826
  General and administrative................................         214          331          502          437          824
                                                              -----------  -----------  -----------  -----------  -----------
    Total operating expense.................................         937        1,271        1,907        2,672        3,279
                                                              -----------  -----------  -----------  -----------  -----------
Income (loss) from operations...............................         (69)         182          238         (389)      (2,229)
                                                              -----------  -----------  -----------  -----------  -----------
Other income (expense), net.................................          15           13           34          100          140
                                                              -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes...........................         (54)         195          272         (289)      (2,089)
Provision for income taxes..................................          --           62          153           --           --
                                                              -----------  -----------  -----------  -----------  -----------
Net income (loss)...........................................   $     (54)   $     133    $     119    $    (289)   $  (2,089)
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------
Accretion on mandatorily redeemable preferred stock.........          --           --          (16)         (23)         (43)
                                                              -----------  -----------  -----------  -----------  -----------
Net income (loss) available to common stockholders..........   $     (54)   $     133    $     103    $    (312)   $  (2,132)
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------

    The operating results for any quarter are not necessarily indicative of the operating results for any future period. In particular, due to our limited operating history and the unpredictability of our industry, our revenue and net income may fluctuate significantly from quarter to quarter and are difficult to forecast. We base our current and future expense levels in part on our estimates of future revenue. Our expenses are to a large extent fixed in the short term. We may not be able to adjust our spending quickly if our revenue falls short of our expectations. Accordingly, a revenue shortfall in a particular quarter would have a disproportionate adverse effect on our net income for that quarter. Furthermore, we may make pricing, purchasing, service, marketing, acquisition or financing decisions that could adversely affect our business, operating results and financial condition.

    Our quarterly operating results will fluctuate for many reasons, including:

    - our ability to retain existing customers, attract new customers and satisfy our customers' demand;

    - changes in gross margins of our current and future products and services;

    - the timing of our release of upgrade versions of our products;

    - introduction of new products and services by us or our competitors;

    - changes in the market acceptance of Linux-based operating systems;

    - changes in the usage of the internet and online services;

    - timing of upgrades and developments in the Linux kernel and other open source software products;

    - the effects of acquisitions and other business combinations, including one-time charges, goodwill amortization and integration expenses or difficulties; and

    - technical difficulties or system downtime affecting the internet or our web site.

    For these reasons, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Our future operating results may fall below expectations of securities analysts or investors, which would likely cause the trading price of our common stock to decline significantly.

                        LIQUIDITY AND CAPITAL RESOURCES

    We have historically derived a significant portion of our liquidity and operating capital from sales of preferred stock and from cash flow from operations. At May 31, 1999, cash and cash equivalents totaled $13.9 million, an increase of $3.9 million as compared to February 28, 1999. The increase in cash and cash equivalents resulted from $3.2 million of net proceeds from the sale of our preferred stock, $1.8 million in proceeds from exercise of common stock options and warrants and $1.0 million from maturities of investment securities, partially offset by $1.5 million in cash used by operating activities during the three months ended May 31, 1999.

    Cash used by operations of $1.5 million for the three months ended May 31, 1999, resulted primarily from our net loss of $2.0 million, an increase in accounts receivable of $2.2 million, an increase in inventory of $0.7 million and deferred initial public offering costs of $0.4 million, partially offset by an increase in deferred revenue of $3.0 million. The increase in accounts receivable, inventory and deferred revenue resulted from the release of Version
6.0 Official Red Hat Linux to our distributors in late April 1999. This release resulted in a significant amount of accounts receivable from distributors at May 31, 1999, due to large shipments of Version 6.0 of Official Red Hat Linux to distributors from the last week of April through the end of May 1999. The predominant portion of these outstanding accounts receivable was collected in June 1999.

    Cash provided by investing activities totaled $0.4 million for the three months ended May 31, 1999 as a result $1.0 million in proceeds received from maturities of investments partially offset by purchases of equipment of $0.6 million.

    Cash generated by financing activities of $5.0 million for the three months ended May 31, 1999 was comprised of $3.2 million of net proceeds from the sale of our preferred stock, and $1.8 million in proceeds from exercise of stock options and warrants.

    At February 28, 1999, cash and cash equivalents totaled $10.0 million, an increase of $8.7 million as compared to February 28, 1998. The increase in cash and cash equivalents resulted primarily from $1.2 million in cash generated by operations and $10.1 million of net proceeds from issuance of preferred stock during the fiscal year ended February 28, 1999. These amounts were partially offset by $1.9 million of cash used to purchase short-term debt securities, net of maturities, and $0.7 million of additions to property and equipment.

    Cash generated by operations of $1.2 million for the fiscal year ended February 28, 1999 resulted primarily from an increase in accounts payable and accrued liabilities of $1.5 million and net noncash charges to income of $0.6 million partially offset by our net loss of $0.1 million and an increase in accounts receivable of $0.6 million.

    Cash used in investing activities of $2.6 million was used to purchase $1.9 million of short-term debt securities, net of maturities, and office and computer equipment totaling $0.7 million.

    Cash from financing activities totaled $10.1 million in the fiscal year ended February 28, 1999 as a result of $6.9 million in net proceeds received from sales of Series B preferred stock in September 1998 and $3.2 million in net proceeds received from sales of Series C preferred stock in February 1999. We received an additional $3.2 million in net proceeds from the sale of Series C preferred stock subsequent to February 28, 1999.

    We have experienced a substantial increase in our operating expenses since our inception in connection with the growth of our operations and staffing and the expansion of our services operation and web site. Our capital requirements during the fiscal year ending February 29, 2000 depend on numerous factors including the amount of resources we devote to:

    - fund our domestic and international expansion;

    - enhance our REDHAT.COM web site;

    - improve and extend our service offerings;

    - make possible investments in businesses, products and technologies; and

    - expand our sales and marketing programs and conduct more aggressive brand promotions.

    We believe that the net proceeds from this offering, together with our cash and cash equivalents, short-term investments and cash flow from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, as we are projecting that our capital needs will be approximately $35 million during this period. We may need to raise additional funds, however, in order to fund more rapid expansion. We may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or debt securities, if convertible, could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

                        RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As issued, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, with earlier application encouraged. In May 1999, the Financial Accounting Standards Board delayed the effective date of this statement for one year, to fiscal years beginning after June 15, 2000. We do not currently nor do we intend in the future to use derivative instruments and therefore do not expect that the adoption of Statement of Accounting Standards No. 133 will have any impact on our financial position or results of operations.

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance regarding when software developed or obtained for internal use should be capitalized. This statement is effective for transactions entered into in fiscal years beginning after December 15, 1998. We do not expect that the adoption of this statement will have a material impact on our financial position or results of operations.

    In December 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-9, "Modification of Statement of Position No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions". Statement of Position No. 98-9 amends Statement of Position No. 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in Statement of Position No. 98-9. Under the residual method, revenue is recognized as follows:

    - the total fair value of undelivered elements, as indicated by vendor specific objective evidence is deferred and subsequently recognized in accordance with the relevant sections of Statement of Position No. 97-2; and

    - the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

    Statement of Position No. 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Also, the provisions of Statement of Position No. 97-2 that were deferred by Statement of Position No. 98-4 will continue to be deferred until the date Statement of Position No. 98-9 becomes effective. We do not expect that the adoption of Statement of Position No. 98-9 will have a significant impact on our results of operations or financial position.

                              YEAR 2000 COMPLIANCE

    The year 2000 issue refers generally to the problems that some software may have in determining the correct century for the year. For example, software and computer systems with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    We have defined "Year 2000 compliant" as the ability to:

    - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

    - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

    - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined, and predetermined manner;

    - if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

    - recognize the year 2000 as a leap year.

    In November 1998, we formed a committee consisting of our Chief Financial Officer, our controller, a financial analyst and a systems administrator, as part of our effort to perform a coordinated audit of:

    - our products;

    - the software components and applications with which our products are bundled; and

    - the systems upon which we rely for our internal operations.

PRODUCTS

    The committee has tested Version 4.2 and later versions of Red Hat Linux by accelerating the date within these software programs to December 31, 1999 and observing which software components failed as the date changed to January 1, 2000. These tests revealed that all of these versions of Red Hat Linux were Year 2000 compliant. In addition, in June 1999 we hired an independent contractor to test Versions 5.2 and 6.0 of Red Hat Linux for Year 2000 readiness. The independent contractor certified these products as Year 2000 compliant. In light of the testing results and certification, we do not plan to generate a contingency plan if either of these products is later found not to be Year 2000 compliant. We have not, however, tested any products other than Red Hat Linux. The Year 2000 committee plans to test or have these products tested by the end of November 1999.

    If it is later determined that products that we have not tested are not Year 2000 compliant, we believe that we have the resources, either in-house or within the open source community, to quickly remedy any non-compliant products. If it is necessary to remedy problems related to the Year 2000 issue, such efforts could otherwise divert our resources from pursuing our business strategy. In addition, known or unknown errors or defects in our products could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could materially adversely affect our business, operating results or financial condition. Furthermore, some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such claims and actions against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it.

THIRD-PARTY PRODUCTS

    We bundle third-party applications and software components with Official Red Hat Linux. To date, the committee has made no assessment of and has no knowledge of third-party Year 2000 readiness. We intend to contact these third parties and remedy problems on a case-by-case basis, as problems arise. Because we believe that the costs associated with the failure of third-party products will not be material to our business, results of operations or financial condition, we do not intend to expend resources to seek out and correct problems before they arise. Accordingly, it is possible that some of our customers may experience difficulties related to third-party software, which may affect the performance of our products and may lead to adverse results such as an unusually high number of calls to our technical support department or other unusual requests for information or assistance. Responding to these requests may divert resources from pursuing our business strategy. Moreover, failure of applications bundled with our software may reduce the value of our products, decrease or delay revenues, tarnish our brand, give rise to breach of warranty claims or divert resources, any of which could materially adversely affect our business, results of operations and financial condition.

INTERNAL SYSTEMS

    We are in the process of identifying and evaluating the Year 2000 compliance of systems upon which we rely for internal operations such as our computer hardware, software, web server and other related equipment and systems, such as phone systems and security systems. In August 1999 we plan to test our internal systems by simulating a century roll-over. We do not believe that the costs involved in making our internal systems Year 2000 compliant will be material because all of our internal mission-critical hardware and enterprise software vendors and systems are certified Year 2000 compliant. These vendors include Oracle, Sun Microsystems, Lucent and Cisco. In addition, most of our internal systems run on Red Hat Linux. Most of our computer hardware is new, but in the event any of our hardware malfunctions, we will replace it. We do not expect to incur material costs to replace any such defective hardware.

    The lessor of our corporate headquarters has indicated that our offices are Year 2000 compliant. We currently house substantially all of our communications hardware and our other computer operations related to our web site on site at our facilities, although we plan to move these operations to third-party facilities within the next six months. The owners of facilities we plan to use for that purpose have also certified to us that all of their systems and facilities are Year 2000 compliant.

WORST CASE SCENARIO

    We have not tested any of our products other than Red Hat Linux and have not tested software provided by, nor sought certifications from, third-parties bundling software with Official Red Hat Linux. Our reasonably likely worst case Year 2000 scenario would be that these products and bundled software from third-parties fail in the year 2000, resulting in a decreased demand for our products and damage to the Red Hat brand. In the event of a Year 2000 failure we would devote resources to correct it. Because of our skilled in-house developers and relationships with the open source community and third-parties whose software we bundle with Red Hat Linux, we believe we will be able to respond promptly to any failures that occur. The costs of such response and the diversion of resources, however, could have a material adverse effect on our business, results of operation and financial condition.

CONTINGENCY PLANS AND EXPECTED COSTS

    The committee is in the process of developing further checklists of software applications to test and systems upon which we rely and, as we deem appropriate, we will seek certification documents from the developers and providers regarding Year 2000 compliance of their systems and products. The committee will develop contingency plans based on the responses regarding its critical systems that it receives, or does not receive, from its providers and developers. We presently expect that we will complete this effort in the fall of 1999.

    To date, we have not expended a material amount of capital resources on Year 2000 compliance and do not anticipate future expenditures to be material to our business, results of operations and financial condition. We have not hired additional personnel to specifically address our Year 2000 compliance issues, and presently, we do not expect to do so. Through June 30, 1999, we have incurred approximately $300,000 in costs to make our internal systems Year 2000 compliant. These costs were primarily incurred to update our accounting and financial management software and systems. The product and testing expenditures to date relate primarily to on-going salary costs of personnel, including committee members, participating at various levels in our compliance efforts, as well as payments of approximately $30,000 to the independent contractor that tested Versions 5.2 and 6.0 of Red Hat Linux. All costs related to achieving Year 2000 readiness are being expensed as incurred, unless they relate to the cost of new software or hardware for our internal systems.

                                    BUSINESS

                                    RED HAT

    We are a leading developer and provider of open source software and services, including the Red Hat Linux operating system. Our web site, REDHAT.COM, is a leading online source of information and news about open source software and one of the largest online communities of open source software users and developers. In addition to offering extensive content for the open source community, REDHAT.COM serves as an important forum for open source software development and offers software downloads and a shopping site. Our broad range of professional services includes custom development and consulting, technical support, training and education and hardware certification. We are committed to serving the interests and needs of open source software users and developers and to sharing all of our product developments with the open source community.

                              INDUSTRY BACKGROUND

IMPACT OF THE INTERNET

    The internet has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically. International Data estimates that there were approximately 142 million users of the internet at the end of 1998 and that the number of users will grow to over 500 million by the end of 2003. In addition, International Data estimates that worldwide internet commerce revenue will increase from approximately $50 billion in 1998 to more than $1 trillion in 2003.

    The internet's ability to empower customers, reduce transaction costs and product development times and accelerate the pace of business transactions has dramatically transformed the competitive landscape of a wide range of industries. The internet provides customers with a broader selection, increased purchasing power and unparalleled convenience while enabling businesses to reach a global audience, increase economies of scale and operate with minimal infrastructure. The internet has facilitated the emergence of new competitors and is increasingly affecting the methods by which incumbent competitors sell goods and services and manage relationships with customers.

    For example, in the software industry, the internet is profoundly changing the way that software is developed and distributed. The internet has enabled multiple groups of developers to collaborate on specific projects from remote locations around the globe. Developers can write code alone or in groups, make their code available over the internet, give and receive comments on other developers' code and modify it accordingly. The internet has also provided an avenue not only for less expensive and speedier delivery of code, but also for support and other online services.

OPEN SOURCE SOFTWARE MOVEMENT

    The internet has accelerated the development of open source software. Open source software has its origins in the academic and research environments and is based on an open, collaborative approach to the development and distribution of software. The growth of the internet has greatly increased the scale and efficiency of open source development through the availability of collaborative technologies such as e-mail lists, news groups and web sites. These technologies have enabled increasingly large communities of independent developers to collaborate on more complex open source projects. An early example of open source development is the X Windows system, a graphical user interface developed by the X Consortium. The members of the X Consortium, originally Digital, Hewlett-Packard, IBM and Sun Microsystems, wanted a common user interface for their own proprietary operating systems. By openly sharing development ideas and coding efforts, these companies were able to quickly and cost-effectively develop a superior user interface.

    Open source software has emerged as a viable alternative to traditional proprietary software. Under the proprietary model of software development, a software developer generally licenses to the user only the object or binary code. Binary code consists of the 1s and 0s that only the computer understands. By contrast, under the open source development model, the software developer provides to the user access to both the binary code and the source code. Source code is the language used by the developers. The principal differentiating points of open source software include:

    - development process--open source software allows a company's in-house development team to collaborate with a community of independent developers;

    - license terms--under open source licenses, the user has access to both binary and source code, and the rights to copy, modify, alter and redistribute the software; and

    - shared improvements--under the open source model, the user has ongoing access to improvements made to the software by others.

    We believe open source software offers many potential benefits for software customers, users and vendors. Customers and users are able to acquire the software at little or no cost, install the software on as many computers as they wish, and customize the software to suit their particular needs. In addition, customers and users can obtain software updates, improvements and support from multiple vendors, reducing reliance on any single vendor. Vendors are able to leverage the community of open source developers, allowing them to reduce development costs and decrease their time to market. Vendors are also able to distribute their products freely over the internet, enabling them to create large global user bases quickly.

    Participants in open source development can generate revenue in a variety of ways, including:

    - making their own open source products widely available, and then offering technical support, custom development, and related services to customers;

    - using open source products as a means of attracting visitors to their web sites, where they can earn money from the sale of other products, services, and advertising; and

    - developing brand loyalty and a reputation for quality by providing technically superior open source software products, which they can leverage to sell additional products and services to customers.

    Just as the open source model has benefited from the success of the internet, it has also greatly contributed to the internet's success. Open source software comprises much of the internet's infrastructure, from domain name server software to web servers and e-mail router software. Open source software is particularly well-suited to the internet. With access to the source code, system administrators and developers can collaborate to debug, fix and optimally configure their software on a real-time basis. This enables them to improve performance and keep data flowing continually across the internet, minimizing the disruptions and downtime common with proprietary software.

    The following examples demonstrate the prevalence of open source software on the internet:

    - Apache Web Server--based on code originally written at the National Center for Supercomputing Applications at the University of Illinois at Champaign-Urbana, is the most common web server in use today according to a survey conducted by Netcraft.

    - Perl--a standard scripting language for Apache servers.

    - Sendmail--the internet's standard e-mail routing tool, which we believe handles a majority of the internet's e-mail traffic.

    One of the better known open source products is the Linux kernel, the engine of Linux-based operating systems. An operating system is the software that allows a computer and its various hardware and software components to interact. An initial goal of the open source software movement was to develop an operating system that was better, faster and more reliable than the proprietary operating systems then available. Viewing UNIX as the best commercially-available operating system, the open source community decided to incorporate the best design ideas from UNIX. Open source developers rewrote all of the underlying source code so that it could not be controlled by a single corporation or individual. By the early 1990s, these efforts had resulted in a number of significant software initiatives but had fallen short of building a complete operating system. Still missing from the project was the engine upon which the new operating system was to run, known as the kernel.

    In 1991, Linus Torvalds, a young Finnish developer, supplied a stable and powerful open source kernel, known as Linux, to run the operating system. Operating systems based on the Linux kernel are robust and dynamic. Thousands of developers worldwide continually collaborate on improving Linux-based operating systems and update them on a regular basis.

    Since 1991, the use of Linux-based operating systems has rapidly grown. According to International Data, Linux-based operating systems represented 17% of all new license shipments of server operating systems in 1998. Beginning in 1998, a number of major technology industry leaders, including IBM, Intel and Hewlett-Packard, announced support for Linux-based operating systems. The Linux kernel and the standards around which it is developed remain under the close supervision of Linus Torvalds and a small group of kernel developers working under his leadership.

    Some of the benefits enjoyed by users of Linux-based operating systems include:

    - reduced licensing costs;

    - flexibility resulting from access to and legal right to modify source code;

    - stability and high performance;

    - comprehensive internet support;

    - compliance with standards; and

    - multi-platform capability.

    Despite a strong initial market acceptance of Linux-based operating systems and other open source products, there exists a number of obstacles to widespread adoption within the enterprise, including:

    - lack of service and support;

    - scarcity of applications supporting Linux-based operating systems; and

    - lack of well-financed, viable open source industry participants.

    The ability of a Linux-based operating system to penetrate large businesses on an enterprise-wide basis and to gain widespread acceptance as a viable alternative to operating systems developed under the proprietary software model, depends, in large part, on the emergence of a proven leader in the open source community. This open source leader must demonstrate to the business enterprise, as well as to the community of application developers upon whom the business enterprise relies, a successful business model and the ability to support and service its products at a consistently high level.

                              THE RED HAT SOLUTION

    To address the challenges facing the open source software market, our products and services offer the following features and benefits:

SUPERIOR OPEN SOURCE PRODUCT OFFERINGS

    We engineer what we believe to be the most technically advanced open source operating system, Red Hat Linux. Our software engineers collaborate with critical open source software development teams working across the internet. This involvement enables us to remain abreast of technical advances, plans for development of new features and timing of releases, as well as other information related to the development of the Linux kernel and other open source projects. As a participant in these processes, we are able to react quickly to new developments and to contribute to the future direction of the Linux kernel and the open source development paradigm.

    We compile and integrate more than 640 separate software packages into Red Hat Linux, consisting of some of the most technically advanced software products available, including compilers and web, e-mail, file transfer protocol and file servers. Red Hat Linux is:

    - flexible and scalable--capable of running a single desktop machine or the entire network of a large business enterprise;

    - functional--able to handle discrete or multiple applications being accessed by multiple users;

    - adaptable--allowing the user to modify the software to meet particular needs and requirements; and

    - reliable--constantly monitored and fine-tuned by thousands of developers worldwide.

    These benefits have led many industry analysts to identify Red Hat Linux as a superior operating system. This recognition has accelerated the deployment of Red Hat Linux within the business enterprise. According to International Data, Red Hat Linux accounted for approximately 56% of new license shipments of Linux-based server operating systems in 1998, or approximately 9% of total new server license shipments.

    In addition to offering technically advanced products, we provide purchasers of our Official Red Hat Linux with extensive written documentation and limited installation support. Our team of technical writers works closely with our software development engineers to prepare manuals and other documentation that accurately and clearly describe the many features of Red Hat Linux and advise the user on how to exploit these features. In addition, we make Red Hat Linux available to users via free download from our web site and other sites across the internet.

LEADING ONLINE DESTINATION FOR THE OPEN SOURCE COMMUNITY

    We have established our web site as a leading online destination related to the open source movement. We are dedicated to serving the interests and needs of open source software users and developers online. Our web site is a comprehensive resource for the latest information related to Linux and other open source projects. It contains news of interest to open source users and developers, features for the open source community, software updates and downloads, a shopping center for our shrink-wrapped products and support offerings, and a wealth of technical information related to open source products, including Red Hat Linux. Visitors to our site can organize and participate in user groups, make available bug fixes and incremental code improvements and share knowledge regarding the use and development of open source software.

    Our web site had 265,000 unique visitors and approximately 2.5 million page views during March 1999.

    By acting as a clearinghouse of open source and Linux-related information, and facilitating the interaction of developers, businesses and technology enthusiasts, our web site has become a community center for the open source movement.

COMMITMENT TO THE OPEN SOURCE MODEL

    Red Hat has fully embraced the open source model. Whereas others have incorporated certain aspects of the open source software model into their businesses while retaining various features of the proprietary model, our product offerings are true open source offerings. We share all of our developments on and improvements to the Linux kernel and other open source products with the development community. In this way, we benefit independent developers by making our products more useful for them in their own development projects. In addition, we have aggressively promoted and distributed our products in the marketplace by making them available free of charge by download from our web site and other internet sites worldwide, by issuing thousands of free CD-ROMs containing Red Hat Linux at trade shows and through direct mailing campaigns, and by providing copies to academic and research institutions. Furthermore, in addition to the open source software we develop ourselves, we help fund a broad range of open source software projects and organizations, including the XFree86 group, the linuxconf open source software product and the Free Software Foundation.

EXTENSIVE PROFESSIONAL SERVICES

    We also offer a broad range of professional services relating to the development and use of open source products. These services include technical support, custom development, consulting, training, education and hardware certification. By servicing Red Hat Linux, we provide our customers and the open source community with a respected and reliable technology partner, one that is available to help with the purchase, deployment, customization and maintenance of open source software solutions. We believe that providing these services and establishing ourselves as our customers' technology development partner will allow us to facilitate the widespread adoption of Red Hat Linux as a full scale enterprise solution.

STRATEGIC ALLIANCES

    In an effort to increase the market acceptance of open source software in general, and the Red Hat Linux operating system in particular, we have established development, marketing or distribution relationships with leading technology companies, including Compaq, Dell, Hewlett-Packard, IBM, Intel, Oracle and Silicon Graphics. In addition, we share our development efforts with and commit resources to third party developers and vendors in order to expand the number of applications available for Linux-based operating systems. By establishing and maintaining these relationships, we are able to increase market awareness of open source software, gather industry support for our products and penetrate new markets. See "--Sales, Marketing and Distribution".

                                    STRATEGY

    Our objective is to enhance our position as a leading worldwide developer and provider of advanced, open source products and services, both via traditional channels and the internet. The key elements of our strategy are:

CONTINUE TO ENHANCE OUR WEB SITE

    We are continuing to enhance our web site in an effort to create the definitive online destination for open source software products, software updates, news, and other information related to Linux-based operating systems and other open source projects, and to provide advertisers with a large and technically sophisticated audience. At REDHAT.COM, people from around the world will be able to obtain updates to open source software, purchase a wide array of open source products and services, access and copy code for their own programming efforts, read news related to topics of interest to the community and interact with other community members. New features we anticipate adding to our web site include:

    - software update notification;

    - automatic software updating for those who want it;

    - registries and hosting of open source web sites and projects;

    - open source classifieds (including products for sale and employment listings);

    - event calendars; and

    - virtual trade shows.

By adding these features to our web site, we believe that our visitors will continue to visit on a regular basis, and that we will attract an increasing number of new visitors. In addition, we believe that these new features and

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
offerings will keep visitors on our site for longer periods of time, which we believe will be crucial to our ability to generate significant advertising revenue.

EXPAND SERVICE CAPABILITIES TO ADDRESS THE ENTERPRISE NEEDS OF LARGE
  CORPORATIONS

    We believe that we must expand our services capabilities to address the market need for quality custom engineering and development. We are currently expanding our professional services organization to enhance our ability to provide such services. Between March 1, 1998 and June 30, 1999 we added 23 people to our professional services organization. We believe that as our user base grows, more of our customers, particularly our larger customers, will look to us to help them customize their operating systems to perform optimally within their particular computing environments. We expect that many of our larger customers will also expect us to assume the role of their technology partner, and perform on-site consulting services such as large-scale system assessments and enterprise-wide system enhancements. We believe that by increasing our capacity to offer such services, we will be able to significantly increase our services revenue and establish ourselves as the premier open source service provider.

INCREASE MARKET ACCEPTANCE OF OPEN SOURCE SOFTWARE

    Although recent years have seen a substantial increase in the market acceptance of Linux-based operating systems and other open source software, we intend to promote further acceptance of open source software through a variety of means, including strengthening our existing alliances with other information technology companies and by establishing new alliances. The strength of these alliances is crucial to the expansion of the open source community, the technical advancement and widespread distribution of open source products and the development of third party applications suitable for Linux-based operating systems.

    By aligning ourselves with companies widely regarded as producing high quality and highly reliable software developed under the traditional software development model, we expect to bridge the gap between the open source community and those customers who are currently skeptical or unaware of the benefits of open source software. We believe that by continuing to collaborate with industry-leading information technology companies, we will be able to further improve the performance and features of Red Hat Linux and other open source software products. Although we intend to increase our own engineering and development efforts, we believe that by entering into and maintaining strategic relationships with other market-leading companies, we will ensure that Red Hat Linux continues to develop technically, and that such development is compatible with the technological innovations of other key vendors in our industry.

    By entering into additional strategic distribution relationships with major distributors, retail outlets, original equipment manufacturers, and value-added resellers worldwide, we intend to make Red Hat Linux and other open source products more widely available. In order to support and develop leads for our indirect distribution channels, we plan to expand our field sales and support staff significantly. In addition, we expect to continue to share our development efforts with and commit additional resources to applications developers and vendors in an effort to increase the third-party applications offerings that will run on Red Hat Linux. Third-party applications currently available for Linux-based operating systems include desktop office productivity tools from Applix, Corel and Star Division and enterprise software applications from IBM, Oracle and SAP.

    Additional means of increasing the market acceptance for Linux-based operating systems and other open source software include expanding our international presence, broadening our services offerings and publicizing success stories. We have only recently commenced operations in Europe, and while we have a significant installed base of international users, we intend to increase our overseas presence in the near future by establishing additional foreign offices or subsidiaries. In addition, we intend to expand our services offerings, including training, consulting and related services that customers have come to expect from information technology providers, which will increase their confidence in open source products and providers. Finally, we will continue to publicize, to the extent possible, success stories of customers who have found open source products to be more valuable than restrictive, proprietary products.

CONTINUE TO INVEST IN THE DEVELOPMENT OF OPEN SOURCE TECHNOLOGY

    We intend to continue to invest significant resources in the development of new open source technology, capitalizing on our extensive experience working within the open source model. We expect this continued investment to take the form of increased expenditures on internal development efforts, including our Red Hat Advanced Development Laboratory, as well as continued funding of third-party open source projects. We also plan to continue our financial support of the development efforts of many of the top-tier engineers in the open source community. This support will be directed towards an array of projects, ranging from the development of ease of use features, which we believe will take Red Hat Linux from the server to the desktop, to the design of new networking and scalability features, which are expected to make Red Hat Linux more attractive as a server operating system. In particular, we are currently exploring the possibility of establishing a foundation to support the development of open source software. We would fund this foundation with cash, stock or a combination thereof. We expect that, through these efforts, we will be able not only to foster the advancement of open source technology, but also to enhance and maintain our relationships within the open source community.

MAINTAIN AND CONTINUE TO ENHANCE THE
  RED HAT BRAND

    We believe that continuing to build the Red Hat brand is vital to the expansion of our customer base and the maintenance of the energy of the current open source community. We intend to continue to aggressively promote our web site as the definitive source for open source products, services, resources and other information. Another component of our brand enhancement strategy is to expand our use of aggressive public relations campaigns by continuing to work with the media to educate the public on the benefits of open source software. In addition, we expect to continue our pursuit of tightly-focused advertising campaigns, both in computer related publications and in general purpose media, in order to attract new users to Red Hat Linux and open source software. Moreover, we also intend to continue to devote substantial engineering resources to open source development projects and to otherwise demonstrate our commitment to the open source philosophy. Through these measures, we intend to build the Red Hat brand into the preeminent symbol of quality for open source software.

                             PRODUCTS AND SERVICES

    We are a leading provider of open source software products and services. Our product offerings include Red Hat Linux and related tools, documentation, manuals and general merchandise. Our professional services offerings, principally directed towards our larger corporate customers and strategic partners, include technical support, training and education, consulting and custom development and hardware certification.

RED HAT LINUX AND RELATED SOFTWARE

    OFFICIAL RED HAT LINUX 6.0. Official Red Hat Linux is our principal product. We first released Official Red Hat Linux in October 1994, and began shipping the latest release, Version 6.0, in May 1999. Official Red Hat Linux is available for the Intel, Sun SPARC and Compaq Alpha platforms. Official Red Hat

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
Linux provides everything the user needs to perform a wide variety of server functions, including setting-up a web, e-mail, file or print server as well as using his computer as a general purpose desktop workstation to perform virtually any computing function. Official Red Hat Linux comes with a number of third-party applications including office productivity and e-commerce applications, as well as comprehensive user manuals and limited installation support. The suggested retail price for Official Red Hat Linux is $79.95.

    Examples of the components included within the 573 megabytes of code that comprise Red Hat Linux 6.0 are:

                  COMPONENT                                       FUNCTION
----------------------------------------------  --------------------------------------------
Linux Kernel (Version 2.2)....................  Core of the operating system
X Windows System..............................  Graphical layer
GNOME.........................................  Graphical desktop user interface
Gtk...........................................  Graphical development libraries
Netscape Communicator.........................  Web browser
Apache........................................  Web server
Sendmail......................................  E-mail routing software
Perl..........................................  High-level programming language
Efax..........................................  Fax utility
Pilot Link....................................  Palm Pilot-Registered Trademark-
                                                synchronization
GNOME PIM.....................................  Personal Information Manager
Howto Greek (and other languages).............  Help files translated into Greek (and other languages)
RPM...........................................  Manages the various software packages
All other components..........................  Libraries, tools, games and other integrated applications

    Other Red Hat products include:

    RED HAT POWERTOOLS: Red Hat Powertools is a collection of open source tools and applications that run on top of Red Hat Linux. The suggested retail price for Powertools is $39.95.

    RED HAT LINUX CORE: Red Hat Linux Core, consisting of Official Red Hat Linux 6.0 and the Official Red Hat Linux Installation Guide, is designed for developers and experienced users of Linux-based operating systems. Red Hat Linux Core does not include installation support or third-party applications. The suggested retail price for Red Hat Linux Core is $39.95.

    EXTREME LINUX: Extreme Linux, popular among students and researchers, is designed to run on multiple computers using parallel processing. The open source software included in this product was developed in part by the National Aeronautics and Space Administration. Extreme Linux does not include user manuals or installation support. The suggested retail price for Extreme Linux is $29.95.

    RED HAT SECURE WEB SERVER: Red Hat Secure Web Server combines the Apache open source web server with certain cryptography software we licensed from RSA Data Security, Inc. to create a secure web server suitable for conducting secure transactions via the internet. Red Hat Secure Web Server won a "Best of Show" award at the 1998 Networld + Interop conference. Red Hat Secure Web Server cannot be downloaded from our web site and is available only in the U.S. and Canada due to export controls on encryption software. The suggested retail price for Red Hat Secure Web Server is $99.95.

    Our products are also available for free download via the internet from REDHAT.COM and other web sites worldwide, except for Red Hat Secure Web Server and the third-party

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
application software that is sold with Official Red Hat Linux. We encourage our customers to download Red Hat Linux and our other software products. By allowing users to download our software free of charge, we are able to strengthen the Red Hat brand and increase our installed base of users, at no incremental cost to us. Customers who obtain Red Hat Linux in this way receive substantially the same operating system software as is included in our shrink-wrapped packages, but do not receive installation support, documentation and other additional features.

REDHAT.COM

    As of June 30, 1999 we had 21 professionals focused on the development and maintenance of our REDHAT.COM web site. REDHAT.COM offers users access to broad and authoritative content on open source software including news, documentation, educational materials and case studies. This content is directed at a wide spectrum of open source software users, from system administrators to developers to academics. We also offer extensive features for the open source community, software updates and downloads and a shopping center for our shrink-wrapped products and support offerings.

    We intend to also offer the following benefits via our web site to our partners and users:

    - Personalization--users will be able to register on the site and select custom presentations of information that are specifically tailored to their needs. These presentations, which will be known as MY.REDHAT.COM, will filter news and information (according to user-specified criteria), promote various features of the site likely to be of interest to a specific user and notify the user by e-mail of new content and upgrades.

    - Advertising and sponsorships--the REDHAT.COM audience is highly focused and technically sophisticated, representing an attractive target market of computing professionals for advertisers. We offer a number of advertising and sponsorship programs to our partners and others seeking to reach this market.

    - Content subscriptions--we intend to make special market reports and data and access to real-time support available to our users on an annual subscription basis. By subscribing to our site, our customers will also be able to purchase additional features and services such as online training and certification and remote software maintenance packages.

    - Commerce--we intend to build the REDHAT.COM store into the most comprehensive open source shopping resource for corporate enterprise buyers. Offerings and upsell opportunities will be presented throughout the site in a context-relevant manner.

    - Licensing--we intend to license our content to other content providers, thereby generating additional traffic, extending the Red Hat brand and increasing revenue.

PROFESSIONAL SERVICES

    Although we have not generated significant revenue to date from our professional services, we have recently significantly expanded the scope of our service offerings and expect them to generate significant revenue in the future.

    SUPPORT AND MAINTENANCE. Customers who purchase our Official Red Hat Linux Version 6.0 product are entitled to 30 days of telephone installation support or 90 days of e-mail installation support at no additional charge. Customers seeking additional technical support may purchase telephone support agreements from us ranging in price from $995 for up to three incidents to $60,000 for 24-hour-a-day unlimited support for one year. We have a highly-trained and skilled staff of technical support engineers to provide these services to our customers. In addition, we maintain relationships with several third-party support providers in order to enhance and expand our technical support capabilities.

    TRAINING AND EDUCATION. We provide training and educational programs to those customers who want to learn how to optimize their use of Red Hat Linux. The most popular of these programs is the "Red Hat Certified Engineer" course that we offer at our corporate offices. This week-long course, taught by Red Hat instructors and priced at approximately $2,500, gives a comprehensive overview of the use of Red Hat Linux. We also conduct on-site training for customers. We anticipate that we will work with third-party training and educational program providers to develop and offer additional training courses on a variety of topics related to Red Hat Linux and open source software.

    CONSULTING AND CUSTOM DEVELOPMENT. We offer specific consulting and custom development services on an individualized basis. We have performed such services related to the optimization of Red Hat Linux when used in conjunction with certain hardware products. We intend to expand our consulting and custom development capabilities in the near future.

    HARDWARE CERTIFICATION. We perform testing and certification services for hardware vendors seeking to market their products to Red Hat Linux users. Hardware vendors submit their products to us and, in exchange for a fee, we test the hardware to determine whether it is compatible with Red Hat Linux. Products meeting our performance criteria are certified as Red Hat Linux compatible. Companies for which we have performed such services include Dell, IBM and Toshiba.

PRODUCT AWARDS

    Red Hat Linux has won numerous awards, including:

    - Operating System Product of the Year, InfoWorld magazine, 1996, 1997 and 1998

    - Productivity Award, Software Development Magazine, 1997

    - "Jolt" Product Excellence Award, Software Development Magazine, 1998

    - Reader's Choice Award, Linux Journal, 1997

    - Just PLAIN COOL Award, Australian Personal Computing Magazine, 1998

    - Environment/Desktop finalist, Ziff-Davis European Excellence awards, 1997

    - Editor's Choice Award, Australian Personal Computing Magazine, 1998

PRODUCTION AND FULFILLMENT

    We outsource the production, packaging and order fulfillment of our products to third parties when it is cost effective to do so. To the extent possible, we limit our internal production activities to such tasks as quality inspection and testing. We currently have production arrangements with JVC Disc America Co., Webcom, Inc. and Brightstar Services, and order fulfillment arrangements with JVC. We believe that our existing production arrangements are sufficient to accommodate potential increases in sales volume for the foreseeable future.

                           CUSTOMERS AND APPLICATIONS

CUSTOMERS

    Our customers range from individuals using our products for a wide variety of personal and professional purposes to multinational Fortune 500 companies, government agencies, and research and academic institutions. The following is a partial list of customers which have purchased products and services from us in the past, but which may not necessarily be ongoing customers. These customers have purchased products and services ranging from a $24 technical manual to over $23,000 in training and support services:

         CORPORATE                  GOVERNMENT            RESEARCH / ACADEMIC
---------------------------  ------------------------  -------------------------
AT&T                         Canadian Department of    Carnegie Mellon
                                                       University
Bell Atlantic                Human Resources
Boeing                                                 Cern Laboratories
Burlington Coat Factory      Internal Revenue Service
Cisco Systems                                          Fermi National
                                                       Accelerator
GTE                          NASA                      Laboratory
Hewlett-Packard
Hughes Telecommunications    Waco Public Schools       Harvard-Smithsonian
IBM                                                    Astrophysical Observatory
Intel
Lucent Technologies                                    University of North
                                                       Carolina
Nortel
Sony Electronics                                       University of Rochester

    The following case studies provide examples of the manner in which our products are used:

    - The Exploration Department of Amerada Hess, a Fortune 500 global oil company, was frustrated with the cost and difficulty of upgrading its supercomputing hardware. In 1998, the Exploration Department replaced approximately $2.5 million of its supercomputing hardware with a $420,000 cluster of more than 90 servers running Red Hat Linux. The department uses this cluster to identify potential offshore oil and gas reservoirs using three-dimensional modeling software.

    - Garden Grove, California, a city with a population of 153,000, runs its government and public services entirely on Red Hat Linux. Since 1994, Garden Grove has not had a computer-related interruption in service for any department, including its police department.

THIRD-PARTY APPLICATIONS

    Some of the third party applications that are included in Red Hat Linux are:

    - Apache Web Server;

    - Netscape Navigator and Communicator internet browsers;

    - file transfer protocol servers;

    - e-mail routing software;

    - GNU C and C++ computer language compilers and debuggers;

    - editors;

    - databases; and

    - games.

    Some of the stand-alone third-party applications that are currently available to users of Linux-based operating systems are:

    - Oracle, Informix and IBM databases;

    - Computer Associates UNICENTER network control software;

    - Lotus Domino Notes Server;

    - Corel WordPerfect;

    - Applixware Office Suite;

    - Star Office Suite;

    - NEXS Spreadsheet; and

    - MetroWerks Rapid Application Development tools.

                       SALES, MARKETING AND DISTRIBUTION

SOFTWARE PRODUCTS AND SERVICES

    We sell our products and services worldwide through direct marketing and telesales campaigns and our web site, and indirectly through our distributors, retailers, catalogs and original equipment manufacturers. Our direct sales force of 10 individuals as of June 30, 1999, is dedicated to increasing worldwide sales through our retail, distribution and original equipment manufacturers channels. As of June 30, 1999, our indirect distribution channel was composed of five distributors, over 500 retailers and 12 original equipment manufacturers. We have recently begun to focus our sales efforts more aggressively on the business enterprise market.

    Our two largest distributors are Ingram Micro and Frank Kasper & Associates. Ingram Micro, which began distributing our products during the fiscal year ended February 28, 1999, accounted for approximately 34% of our total revenue during that fiscal year. Frank Kasper & Associates accounted for approximately 26% of our total revenue for the fiscal year ended February 28, 1998 and 20% for the fiscal year ended February 28, 1999.

    Our agreements with our distributors typically are not exclusive, have no stated minimum purchase or license obligations and may be terminated by either party without cause. We believe that in the event of the termination of our relationship with one or more of our indirect channel partners, we could enter into replacement agreements with new partners. However, the failure to replace these partners with distributors of equal marketing capabilities and reputation could have a material adverse effect on our business, operating results and financial condition.

    We permit our original equipment manufacturers to distribute Red Hat Linux with their own hardware in exchange for royalty payments to us. We currently have original equipment manufacturer agreements in place with Dell, Silicon Graphics and others. These agreements are not exclusive, have no stated minimum purchase or license obligations, and generally may not be terminated prior to the expiration of their terms which, in the case of Dell, is one year and, in the case of Silicon Graphics, is an initial term of one year, renewable for two additional one-year terms.

    We have established joint marketing relationships with a number of leading technology companies including Compaq, Hewlett-Packard, IBM, Intel and Oracle. These agreements have one- or two-year terms and, with the exception of the Hewlett-Packard and Oracle agreements, may be terminated prior to the expiration of their terms by either party with prior notice.

    Our direct marketing efforts support our sales and distribution efforts through participation in industry trade shows, targeted advertising, channel sales programs, public relations campaigns, retail promotions, customer surveys and the promotion of our products through our web site. In addition, we offer our software products for free download from REDHAT.COM and other internet sites worldwide.

REDHAT.COM

    We have a team of professionals dedicated to selling advertising on our web site. Though these sales have been insignificant to date, we expect to generate significant revenue from the sale of advertising and sponsorships in the future.

                                  COMPETITION

    In the market for operating systems, we compete with a limited number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. These competitors include Microsoft, Novell, IBM, Sun Microsystems and The Santa Cruz Operation, all of which offer hardware-independent multi-user operating systems for Intel platforms, and AT&T, Compaq, Hewlett-Packard, Olivetti and Unisys, each of which, together with IBM and Sun Microsystems, offers its own version of the UNIX operating system. Many of these competitors bundle competitive operating systems with their own hardware offerings, thereby making it more difficult for us to penetrate their customer bases.

    In the newer and rapidly evolving Linux-based operating system market, we compete with a number of well-respected vendors and development projects. These competitors have established and stable customer bases and continue to attract new customers. We also compete for services revenue with a number of companies that provide technical support and other professional services to users of Linux-based operating systems, including some original equipment manufacturers with which we have agreements. Many of these companies have larger and more experienced services organizations than we do currently. In addition, we face potential competition from several companies with larger customer bases and greater financial resources and name recognition than we have, such as Sun Microsystems, Corel Corp. and Cygnus Solutions, each of which has indicated a growing interest in the Linux-based operating systems market.

    The Linux-based operating systems market is not characterized by the traditional barriers to entry that are found in most other markets, due to the open source nature of our products. For example, anyone can copy, modify and redistribute Red Hat Linux themselves. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    We believe that the major factors affecting the competitive landscape for our products include:

    - name and reputation of vendor;

    - product performance, functionality and price;

    - strength of relationships in the open source community;

    - availability of user applications;

    - ease of use;

    - networking capability;

    - breadth of hardware compatibility;

    - quality of support and customer services;

    - distribution strength; and

    - alliances with industry partners.

Although we believe that we compete favorably with many of our competitors in a number of respects, including product performance, functionality and price, networking capability, and breadth of hardware compatibility, we believe that many of our competitors enjoy greater name recognition, have superior distribution capabilities and offer more extensive support services than we currently do. In addition, there are significantly more user applications available for competing operating systems, such as Windows NT and UNIX, than there are for Linux-based operating systems. An integral part of our strategy in the near future, however, is to address these shortcomings by, among other things, strengthening our existing strategic relationships and entering into new ones in an effort to enhance our name recognition, expand our distribution capabilities and attract more attention to the open source movement, which in turn should create additional incentives for software developers to write more applications for Red Hat Linux.

    In the market for advertising revenue, we will compete with other online content providers and traditional forms of media such as newspapers, magazines, radio and television. We believe that the principal competitive factors in attracting advertisers include the amount of traffic on REDHAT.COM, brand recognition, customer service and support, the demographics of our users and visitors, our ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium that we offer.

                      SOFTWARE ENGINEERING AND DEVELOPMENT

    We have invested, and intend to continue to invest, significant resources in product and technology development. We focus and modify our product development efforts based on the needs of users and changes in the marketplace. We are currently focusing our development efforts on improving the Linux kernel, as well as commercializing our software innovations into new products and product enhancements that are easier to use and provide greater functionality.

    Our software engineers have contributed to the development and maintenance of some of the most important components of the Red Hat Linux operating system, including the installation program and the package management program. The installation program provides users with a single method to install the hundreds of separate software programs that are included with Red Hat Linux so that from the user's perspective, the hundreds of programs appear as one. This simplified process sharply reduces the time and effort required to install a Linux-based operating system, as compared to the alternative of gathering the hundreds of programs one by one via the internet. The installation program provides default settings for the user depending upon whether the user wishes to use Red Hat Linux as a server operating system or as a workstation operating system. The installation also provides advanced users with the ability to customize the programs that are installed, allowing for significant flexibility and control over the operating system. The installation also automatically detects the type of hardware that comprises the user's computer, in order to ensure that all programs necessary for Red Hat Linux to work on the hardware are properly installed.

    Our software development engineers perform extensive testing of Red Hat Linux to ensure that it is properly assembled and works as a coherent whole from the user's perspective. We use industry standard methods of quality assurance testing to ensure that Red Hat Linux is solidly engineered and ready for use by our customers when shipped. We also operate an extensive beta testing program for Red Hat Linux. Under this beta testing program, we post a beta or test version of the operating system on the internet. Developers and users around the world then suggest improvements and identify bugs. Each suggestion is circulated over the internet in an attempt to encourage others to assist in the programming of a solution. In this way, Red Hat Linux users are treated as co-developers. Bug fixes and enhancements are tested by other users and our engineers, and when corrected, added to the next release. When the beta version is viewed as stable and complete, it becomes the next production version, and a new beta cycle begins.

    Our web development team consists of engineers with considerable experience in developing scalable web-based applications. We continue to develop applications on REDHAT.COM for user registration, commerce, and content management and publication. We rigorously test these programs and have built in the software necessary to ensure high quality visits to our web site.

    Most of our software engineering and development work takes place at our headquarters. As of June 30, 1999, we employed 53 individuals in our engineering group, consisting of 22 software engineers, including several of the top Linux kernel developers in the world, 21 web design and development professionals, 5 quality assurance engineers and 5 documentation specialists.

                             INTELLECTUAL PROPERTY

    Red Hat Linux has been developed and made available for licensing under the GNU General Public License and similar licenses. These licenses generally permit anyone to copy, modify and distribute the software, subject only to the restriction that any resulting or derivative work is made available to the public under the same terms. Therefore, although we retain the copyrights to the code that we develop ourselves, due to the open source nature of our software products and the licenses under which we develop and distribute them, our most valuable intellectual property is our collection of trademarks. We rely primarily on a combination of trademarks and copyrights to protect our intellectual property. We also enter into confidentiality and nondisclosure agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information.

    We pursue registration of some of our trademarks in the United States and in other countries. We have registered the trademark "Red Hat" in the United States and have registrations pending in the Australian, Canadian and European Union trademark offices. We have registered the Red Hat "Shadow Man" logo in the U.S., European Union and Australia and have registrations pending for it in the Canadian trademark office.

    Despite our efforts to protect our trademark rights, unauthorized third parties have in the past attempted and in the future may attempt to misappropriate our trademark rights. We are currently investigating possible infringement claims against a third party in France whom we believe has misappropriated our tradename and trademarks. We cannot be certain that we will succeed in preventing the continued misappropriation of our tradename and trademarks in these circumstances or that we will be able to prevent this type of unauthorized use in the future. The laws of some foreign countries do not protect our trademark rights to the same extent as do the laws of the United States. In addition, policing unauthorized use of our trademark rights is difficult, expensive and time consuming. The loss of any material trademark or trade name could have a material adverse effect on our business, operating results and financial condition.

    Although we do not believe that our products infringe the rights of third parties, third parties have in the past asserted, and may in the future assert infringement claims against us which may result in costly litigation or require us to obtain a license to third-party intellectual rights. There can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on our business, operating results and financial condition.

                                   EMPLOYEES

    As of June 30, 1999, we had a total of 140 employees. Of the total employees, 53 were in software engineering, 35 in sales and marketing, 32 in customer service and technical support and 20 in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

                                   FACILITIES

    Our headquarters are currently located in a leased facility in Durham, North Carolina, consisting of approximately 51,800 square feet under a five year lease that will expire on January 14, 2004. The annual rental expense under this lease is approximately $900,000. We believe that additional space will be required as our business expands and will be available on acceptable terms.

                               LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT
                        EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the executive officers, directors and key employees of Red Hat, their ages and the positions held by them with Red Hat as of July 31, 1999:

NAME                                                     AGE                           POSITION
----------------------------------------------------  ---------  ----------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
Robert F. Young.....................................         45  Chief Executive Officer and Chairman of the Board of
                                                                 Directors
Matthew J. Szulik...................................         42  President and Director
Marc Ewing..........................................         30  Executive Vice President, Chief Technology Officer
                                                                 and Director
Timothy J. Buckley..................................         48  Senior Vice President and Chief Operating Officer
Manoj K. George.....................................         32  Chief Financial Officer, Director of Administration
                                                                 and Treasurer
Tom Butta...........................................         42  Chief Marketing Officer
David G. Shumannfang................................         31  Counsel and Secretary
Frank Batten, Jr. (1)(2)............................         40  Director
William S. Kaiser (1)(2)............................         44  Director
Eric Hahn (1)(2)....................................         39  Director

KEY EMPLOYEES
Erik W. Troan.......................................         25  Director of Engineering
Donald J. Barnes....................................         26  Director of Technical Projects
Theresa A. Williams-Spangler........................         41  Business Unit Leader--Sales
Dr. Charles A. Coleman, Jr..........................         53  Director of Information Services
Matthew Butterick...................................         28  Director of Internet Business
Colin Tenwick.......................................         39  General Manager for European Operations
Carolyn Sparano.....................................         36  Director of Services

------------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

    ROBERT F. YOUNG co-founded Red Hat and served as its President and a Director from its inception until November 1998. In November 1998, he was elected to his current positions as Chief Executive Officer and Chairman of the Board of Directors.

    MATTHEW J. SZULIK has served as President of Red Hat since November 1998 and a Director since April 1999. Mr. Szulik also served as Chief Operating Officer of Red Hat from November 1998 to April 1999. Prior to joining Red Hat, from September 1997 to October 1998, Mr. Szulik served as President of Relativity Technologies, a computer software company. From February 1996 to May 1997, Mr. Szulik served as President of Sapiens International, a computer software company. Prior to that, from January 1993 to December 1995, he served as Senior Vice President in charge of sales and marketing for MapInfo Corp., a computer software company.

    MARC EWING co-founded Red Hat and has served as its Executive Vice President and Chief Technology Officer and as a Director since its inception. Mr. Ewing participated in the design and development of Red Hat Linux and founded Red Hat Advanced Development Laboratories to develop open source graphical desktop applications for Linux in cooperation with the open source development community.

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
Prior to founding Red Hat, for various periods from January 1991 to August 1992, Mr. Ewing worked as a systems programmer for IBM.

    TIMOTHY J. BUCKLEY has served as Senior Vice President and Chief Operating Officer of Red Hat since April 1999. Prior to joining Red Hat, from October 1997 until April 1999, Mr. Buckley was Senior Vice President of Worldwide Sales at Visio Corp., a business software company. Mr. Buckley joined Visio in November 1993 and served as Visio's Vice President of Worldwide Sales until his promotion in October 1997.

    MANOJ K. GEORGE has served as Red Hat's Chief Financial Officer and Treasurer since May 1998. From May 1997 to the present, he has held the position of Director of Administration, and from May 1997 to May 1998 he served as Red Hat's Controller. From November 1994 to May 1997, Mr. George, a certified public accountant, served, first as a staff accountant, then as a senior accountant with a regional accounting firm.

    TOM BUTTA has served as Red Hat's Chief Marketing Officer since July 1999. Prior to joining Red Hat, from July 1996 to July 1999, Mr. Butta served as Chief Executive Officer of FGI, Inc., a marketing, research and advertising communications firm. From January 1995 until June 1996, he served as Chief Executive Officer of FGI New York, Inc., a marketing, research and advertising communications firm. Prior to that, Mr. Butta was Chief Executive Officer of Christopher Vincent, Inc., a marketing firm, from January 1989 to December 1994.

    DAVID G. SHUMANNFANG has served as Counsel of Red Hat since October 1996 and Secretary of Red Hat since April 1997. From August 1993 to May 1996, Mr. Shumannfang earned his Juris Doctor from the University of North Carolina at Chapel Hill School of Law. Mr. Shumannfang is a member of the North Carolina State Bar.

    FRANK BATTEN, JR. has served as a Director of Red Hat since August 1997. Mr. Batten is currently Chairman of Landmark Communications Inc., a media company, and has served in that position since January 1998. Prior to that, Mr. Batten served Landmark Communications as its Executive Vice President, Corporate Development from October 1995 to January 1998. From June 1991 to October 1995, Mr. Batten was President and Publisher of the Virginian Pilot, a newspaper division of Landmark Communications.

    WILLIAM S. KAISER has served as a Director of Red Hat since September 1998. Mr. Kaiser has been employed by Greylock Management Corporation, a venture capital firm, since May 1986 and has been a general partner of the Greylock Limited Partnerships since January 1988. Mr. Kaiser is also a director of Open Market Inc., Clarus Corporation and Student Advantage, Inc.

    ERIC HAHN has served as a Director of Red Hat since April 1999. Mr. Hahn is a founding partner of Inventures Group, a leading "mentor investment" venture capital firm. He served as Executive Vice President and Chief Technology Officer of Netscape from November 1996 until June 1998. Prior to serving as Netscape's Chief Technology Officer, from November 1995 to November 1996, Mr. Hahn was general manager of Netscape's Server Products Division, overseeing product development for Netscape's enterprise, internet and extranet servers. Mr. Hahn joined Netscape following its acquisition of Collabra Software, Inc., which Mr. Hahn founded in February 1993.

    ERIK W. TROAN has served as Red Hat's Director of Engineering since February 1999. Prior to that, between May 1995 and February 1999, he served as Chief Developer at Red Hat. He is the co-author of LINUX APPLICATION DEVELOPMENT, a book covering mid-level programming on the Linux operating system and from 1995 to 1996, was a regular columnist for the X Journal Magazine, covering free software topics.

    DONALD J. BARNES has served Red Hat as Director of Technical Projects since February 1999. From November 1997 to February 1999, he served as Red Hat's Development Manager of Quality Assurance and from May 1995 to November 1997 he served as a System's Engineer for Red Hat. From May 1994 to May 1995, Mr. Barnes was a Systems Engineer for Northern Telecom Limited.

    THERESA SPANGLER has served as Business Unit Leader--Sales for Red Hat since February 1999. Prior to joining Red Hat, from October 1997 to February 1999, she served as Vice President of Sales and Marketing at Technauts, Inc., a software company. From December 1991 to March 1997, Ms. Spangler served as Senior Territory Manager for PictureTel Corp., a video conferencing equipment manufacturer.

    CHARLES A. COLEMAN has served as Red Hat's Director of Information Services since April 1999. From February 1999 to March 1999, Mr. Coleman acted as a consultant to Red Hat in connection with systems vendor evaluation, selection and implementation. From April 1998 to January 1999, Mr. Coleman served as President and Chief Information Officer at Critical Information Technologies, LLC, a data modeling and systems integration firm. From September 1996 to April 1998 he was employed by Ellora Software, Inc., a clinical data management software developer, first as a consultant and then as a Vice President. From February 1994 to September 1996, Mr. Coleman was Senior Vice President of Inquiry Management and Database Systems for Computerworld, Inc. From August 1983 to February 1994 he served as President and Chief Information Officer of Response Technologies, Inc., a business processing reengineering company.

    MATTHEW BUTTERICK has served as Red Hat's Director of Internet Business since May 1999. Prior to joining Red Hat, Mr. Butterick was founder and President of Atomic Vision, a web site development company, from September 1994 until May 1999.

    COLIN TENWICK has served as Red Hat's General Manager for European Operations since June 1999. Prior to joining Red Hat, Mr. Tenwick held numerous positions with Sybase, including Vice President and General Manager, European Operations from October 1998 to June 1999; Vice President and Managing Director, U.K. Operations from November 1995 to October 1998; and Vice President, Marketing and Channel Sales, European Operations from April 1994 to November 1995.

    CAROLYN SPARANO has served as Red Hat's Director of Services since June 1999. Prior to joining Red Hat, Ms. Sparano served in several positions with INTERSOLV ASQ, including Vice President of Worldwide Training from March 1999 to May 1999; Director of Consulting Services from August 1998 to March 1999; Director of World Wide DataDirect Solutions from March 1997 to August 1998; Director of DataDirect Technical Support from August 1995 to March 1997; and Manager of Technical Support from January 1992 to August 1995.

                       ELECTION OF OFFICERS AND DIRECTORS

    Red Hat's executive officers are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified. All of the current Directors were selected as Directors of Red Hat under the First Amended and Restated Stockholder's Voting Agreement dated February 25, 1999, as amended, between Red Hat and some of its stockholders, which agreement will automatically terminate upon the closing of this offering. There are no family relationships among any of the executive officers or directors of Red Hat.

    Upon the closing of this offering, Red Hat's Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. Messrs. Ewing and Hahn will serve in the class the term of which expires in 2000; Messrs. Szulik and Batten will serve in the class the term of which expires in 2001; and Messrs. Young and Kaiser will serve in the class the term of which expires in 2002. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose term is then expiring. Red Hat's adoption of a classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions and Anti-Takeover Effects".

                      COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has appointed a Compensation Committee consisting of Messrs. Batten, Kaiser and Hahn. The Compensation Committee reviews and evaluates the compensation and benefits of all of Red Hat's officers, reviews general policy matters relating to compensation and benefits of Red Hat's employees and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers Red Hat's stock option and stock purchase plans. See "--Employee Benefit Plans".

    The Board of Directors has also appointed an Audit Committee consisting of Messrs. Batten, Kaiser and Hahn. The Audit Committee reviews, with Red Hat's independent auditors, the scope and timing of the auditors' services, the auditors' report on Red Hat's financial statements following completion of the auditors' audit, and Red Hat's internal accounting and financial control policies and procedures. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year.

                             DIRECTOR COMPENSATION

    Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and for meetings of any committees of the Board of Directors on which they serve. Directors are also eligible to participate in Red Hat's 1998 Stock Option Plan and 1999 Stock Option and Incentive Plan. In accordance with a policy approved by the Board of Directors, upon initial election or appointment to the Board of Directors, new non-employee Directors will be granted non-qualified stock options to purchase 20,000 shares of common stock at a price at least equal to the fair market value of Red Hat's common stock on the date of grant. These options will vest 33 1/3% one year from grant date and 8 1/3% at the end of each three-month period thereafter. Upon re-election, non-employee directors will be granted non-qualified stock options to purchase 10,000 shares of common stock to vest 33 1/3% one year from the date of re-election and 8 1/3% at the end of each three-month period thereafter. Each year of a non-employee director's tenure, the director will be granted non-qualified stock options to purchase 5,000 shares of common stock which will be fully vested upon grant. Upon the effectiveness of the registration statement of which this prospectus is a part, according to the policy established by the Board of Directors, Messrs. Batten and Kaiser will each be granted non-qualified stock options to purchase 10,000 shares of common stock at the initial public offering price. These options will vest as provided above. See "--Employee Benefit Plans". In addition, in April 1999, Mr. Hahn was granted a non-qualified stock option under the 1998 Stock Option Plan to purchase 171,552 shares of common stock at an exercise price of $1.5705 per share.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

                             EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned by Robert F. Young, Red Hat's Chief Executive Officer, and Red Hat's only other executive officer during the fiscal year ended February 28, 1999 whose salary and bonus exceeded $100,000 for such fiscal year for services rendered in all capacities to Red Hat during the fiscal year ended February 28, 1999. As of June 30, 1999, the annualized base salaries of Red Hat's executive officers not listed in the table below who, had they been employed by Red Hat for the full fiscal year ended February 28, 1999, would have earned in excess of $100,000, were: Matthew J. Szulik -- $185,000 and Timothy J. Buckley -- $155,000.

                           SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                                              COMPENSATION
                                      ANNUAL                     AWARDS
                                   COMPENSATION        ---------------------------
NAME AND PRINCIPAL           ------------------------     SECURITIES UNDERLYING          ALL OTHER
  POSITION                    SALARY($)    BONUS($)            OPTIONS(#)            COMPENSATION ($)
---------------------------  -----------  -----------  ---------------------------  -------------------
Robert F. Young
  Chairman and Chief
  Executive Officer........     161,458       25,000                   --                   41,141
Marc Ewing
  Executive Vice President
  and Chief Technology
  Officer..................     145,125       20,000                   --                       --

    Red Hat has never granted any stock options to Mr. Young or Mr. Ewing.

                         CHANGE IN CONTROL ARRANGEMENTS

    Matthew Szulik, Red Hat's President, is a party to an incentive stock option agreement and a non-qualified stock option agreement, which both provide for the lapsing of Red Hat's repurchase right as to 33 1/3% of his option shares if he is terminated without cause on or before March 13, 2000 and for the lapsing in full of Red Hat's repurchase right as to any unvested option shares upon the termination of his employment, either by Red Hat's successor without cause or by Mr. Szulik for good reason, following a change in control of Red Hat.

    Tim Buckley, Red Hat's Chief Operating Officer, is a party to an incentive stock option agreement and a non-qualified stock option agreement, which both provide for the lapsing of Red Hat's repurchase right as to 33 1/3% of his option shares if he is terminated without cause on or before April 12, 2000 and for the lapsing in full of Red Hat's repurchase right as to any unvested option shares upon the termination of his employment, either by Red Hat's successor without cause or by Mr. Buckley for good reason, following a change in control of Red Hat.

                             EMPLOYEE BENEFIT PLANS

1998 STOCK OPTION PLAN, AS AMENDED

    Red Hat's 1998 Stock Option Plan, as amended, was adopted by the Board of Directors and approved by Red Hat's stockholders in August 1998, and was amended in November 1998, February 1999 and June 1999. The aggregate number of shares of common stock which may be issued under the 1998 Stock Option Plan is 9,434,800. Under the 1998 Stock Option Plan, Red Hat is authorized to grant incentive stock options and non-qualified stock options, as well as awards of common stock and opportunities to make direct purchases of common stock to employees, consultants, directors and officers of Red Hat. The 1998 Stock Option Plan is administered by the Board of Directors and the Compensation Committee. The 1998 Stock Option Plan provides that the Board of Directors and the Compensation Committee each has the authority to select the participants and determine the terms of the stock options, awards and purchase rights granted under the 1998 Stock Option Plan. Options granted under the 1998 Stock Option Plan are immediately exercisable. Red Hat has a right of repurchase over all exercised but unvested shares which lapses over a period of four years. An incentive stock option is not transferable by the recipient except by will or by the laws of descent and distribution. Non-qualified stock options and other awards are transferable only to the extent provided in the agreement relating to such option or award or in response to a valid domestic relations order. No incentive stock options may be exercised more than three months following termination of employment, and no stock option may be exercised following termination of employment for cause. However, in the event that termination is due to death or disability, the stock option is exercisable for a maximum of 180 days after such termination. In June 1999, the Board of Directors and the stockholders voted to terminate the 1998 Stock Option Plan effective on the consummation of the offering. As of June 30, 1999 Red Hat had outstanding under the 1998 Stock Option Plan incentive stock options exercisable for 2,471,858 shares of common stock and non-qualified stock options exercisable for 2,705,030 shares of common stock.

1999 STOCK OPTION AND INCENTIVE PLAN

    Red Hat's 1999 Stock Option and Incentive Plan was adopted by Red Hat's Board of Directors and approved by its stockholders in June 1999. The 1999 Stock Option and Incentive Plan provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, Red Hat and its subsidiaries, including incentive stock options and non-qualified stock options and other equity-based awards. Incentive stock options may be granted only to employees of Red Hat. A total of 6,500,000 shares of common stock may be issued upon the exercise of options or other awards granted under the 1999 Stock Option and Incentive Plan. The maximum number of shares that may be granted to any employee under the 1999 Stock Option and Incentive Plan shall not exceed 3,250,000 shares of common stock during any calendar year.

    The 1999 Stock Option and Incentive Plan is administered by the Board of Directors and the Compensation Committee. The 1999 Stock Option and Incentive Plan provides that the Board of Directors and the Compensation Committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock to be granted. Payment of the exercise price of an award may be made in cash, shares of common stock, a combination of cash or stock or by any other method approved by the Board or Compensation Committee, consistent with Section 422 of the Internal Revenue Code and Rule 16b-3 under the Exchange Act. Unless otherwise permitted by Red Hat, awards are not assignable or transferable except by will or the laws of descent and distribution.

    Each of the Board of Directors or Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option and Incentive Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. Each of the Board or Compensation Committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1999 Stock Option and Incentive Plan may be exercised.

1999 EMPLOYEE STOCK PURCHASE PLAN

    The 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in June 1999. The 1999 Employee Stock Purchase Plan provides for the issuance of a maximum of 750,000 shares of common stock.

    The 1999 Employee Stock Purchase Plan is administered by the Board of Directors and the Compensation Committee. All employees of Red Hat whose customary employment is for more than 20 hours per week and for more than three months in any calendar year and who have completed more than 90 days of employment with Red Hat on or before the first day of any six-month payment period are eligible to participate in the 1999 Employee Stock Purchase Plan. Outside directors and employees who would own 5% or more of the total combined voting power of value of Red Hat's stock immediately after the grant may not participate in the 1999 Employee Stock Purchase Plan. To participate in the 1999 Employee Stock Purchase Plan, an employee must authorize Red Hat to deduct an amount not less than one percent nor more than 10 percent of a participant's total cash compensation from his or her pay during six-month payment periods. The first payment period will commence on a date to be determined by the Board of Directors and end on March 31, 2000. Thereafter, the payment periods will commence on the first day of April and October, and end on the last day of the following March and September, respectively, of each year, but in no case shall an employee be entitled to purchase more than 1,000 shares in any one payment period. The exercise price for the option granted in each payment period is 85% of the lesser of the average market price of the common stock on the first or last business day of the payment period, in either event rounded up to the nearest cent. If an employee is not a participant on the last day of the payment period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. Options granted under the 1999 Employee Stock Purchase Plan may not be transferred or assigned. An employee's rights under the 1999 Employee Stock Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment. No options have been granted to date under the 1999 Employee Stock Purchase Plan.

401(K) PLAN

    Red Hat has a Section 401(k) Profit Sharing Plan. The 401(k) plan is a tax-qualified plan covering all full-time Red Hat employees who are over 21 years of age and who have completed three months of service with Red Hat. If, however, an employee was employed by Red Hat prior to February 1999, the 401(k) plan covered such employee regardless of age or length of service with Red Hat. Under the 401(k) plan, participants may elect to defer a portion of their compensation. In addition, at the discretion of the Board of Directors, Red Hat may make matching contributions into the 401(k) plan for all eligible employees. Red Hat has not made any contributions to the 401(k) plan to date.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Red Hat's Third Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws provide that the directors and officers of Red Hat shall be indemnified by Red Hat to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of Red Hat. In addition, the Third Amended and Restated Certificate of Incorporation provides that the directors of Red Hat will not be personally liable for monetary damages to Red Hat for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Red Hat or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Red Hat intends to obtain insurance which insures the directors and officers of Red Hat against certain losses and which insures Red Hat against its obligations to indemnify the directors and officers.

                          TRANSACTIONS WITH AFFILIATES

    On August 15, 1997, Red Hat sold 6,801,400 shares of its Series A preferred stock to Frank Batten, Jr., Frank Batten, Louis F. Ryan as trustees under a trust agreement dated April 11, 1988, as amended in a private financing at a price of $.294057 per share. The trust is a 5% stockholder of Red Hat.

    On September 29, 1998, Red Hat sold an aggregate of 8,116,550 shares of its Series B preferred stock in a private financing at a price of $.857 per share. Among the purchasers in this financing were Frank Batten, Jr., Frank Batten, Louis F. Ryan as trustees under a trust agreement dated April 11, 1988, as amended, Intel Corporation, Greylock IX Limited Partnership and Benchmark Capital Partners II, L.P., each a 5% stockholder of Red Hat.

    From February 25, 1999 through April 1, 1999, Red Hat sold an aggregate of 2,054,776 shares of its Series C preferred stock in a private financing at a price of $3.141 per share. Among the purchasers in this financing were Frank Batten, Jr., Frank Batten, Louis F. Ryan as trustees under a trust agreement dated April 11, 1988, as amended, Intel Corporation, Greylock IX Limited Partnership and Benchmark Capital Partners II, L.P., each a 5% stockholder of Red Hat.

    Red Hat believes that all transactions set forth above were made on terms no less favorable to it than would have been obtained from unaffiliated third parties. Red Hat has adopted a policy providing that all future transactions between Red Hat and any of its officers, directors and affiliates will be on terms no less favorable to Red Hat than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of Red Hat's Board of Directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to Red Hat regarding beneficial ownership of Red Hat's common stock as June 30, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

    - each person known by Red Hat to be the beneficial owner of more than 5% of Red Hat's common stock;

    - Red Hat's Chief Executive Officer and only other executive officer whose salary and bonus during the fiscal year ended February 28, 1999 exceeded $100,000 for such fiscal year;

    - each of Red Hat's directors; and

    - all executive officers and directors as a group.

    Unless otherwise indicated, to the knowledge of Red Hat, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse.

    The number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after June 30, 1999. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after June 30, 1999 and warrants are included for that person or group but not the stock options and warrants of any other person or group.

                                                                                            PERCENTAGE OF SHARES
                                                                                             BENEFICIALLY OWNED
                                                                                          ------------------------
                    NAME AND ADDRESS OF                                                     BEFORE        AFTER
                    BENEFICIAL OWNER (1)                      SHARES BENEFICIALLY OWNED    OFFERING     OFFERING
------------------------------------------------------------  --------------------------  -----------  -----------
5% STOCKHOLDERS
Greylock IX Limited Partnership.............................            8,723,866               14.4%        13.1%
  One Federal Street
  Boston, MA 02110
Benchmark Capital Partners II, L.P..........................            5,815,910                9.6          8.7
  2840 Sand Hill Road, Suite 2000
  Menlo Park, CA 94025
Intel Corporation...........................................            3,005,058                5.0          4.5
  2200 Mission College Blvd. RN6-46
  Santa Clara, CA 95052
EXECUTIVE OFFICERS AND DIRECTORS
Robert F. Young (2).........................................            9,081,826               15.0         13.6
Marc Ewing (3)..............................................            9,088,476               15.0         13.7
Matthew Szulik (4)..........................................            2,736,248                4.4          4.0
Frank Batten, Jr. (5).......................................           15,005,888               24.8         22.5
  c/o Landmark Communications
  150 W. Brambleton Avenue
  Norfolk, VA 23510-2075
William S. Kaiser (6).......................................            8,723,866               14.4         13.1
  c/o Greylock IX Limited Partnership
  One Federal Street
  Boston, MA 02110
Eric Hahn...................................................              171,552              *            *
All executive officers and directors as
  a group (9 persons) (7)...................................           47,145,578               74.1%        67.7%

------------------------

* Represents beneficial ownership of less than one percent of outstanding common stock.

(1) Unless otherwise indicated, the address for each beneficial owner is c/o Red Hat, Inc., 2600 Meridian Parkway, Durham, N.C. 27713.

(2) Includes 3,222,746 shares held of record by Nancy Young, Mr. Young's wife, 300,000 held by the Nancy R. Young GRAT dated April 28, 1999, 200,000 shares held of record by the Young Family Trust dated April 28, 1999 and 1,418,160 shares held of record by trusts for the benefit of Mr. Young's children. Mr. Young disclaims beneficial ownership of these shares. Also includes 300,000 shares held of record by the Robert F. Young GRAT dated April 28, 1999.

(3) Includes 200,000 shares held of record by the Ewing Family Trust dated April 28, 1999 and 1,012,720 shares held of record by trusts for the benefit of Mr. Ewing's children. Mr. Ewing disclaims beneficial ownership of these shares. Also includes 600,000 shares held of record by the Marc Ewing GRAT dated April 28, 1999.

(4) Includes 36,000 shares held of record by trusts for the benefit of Mr. Szulik's children. Mr. Szulik disclaims beneficial ownership of these shares. Also includes 27,678 shares held of record by the Matthew J. Szulik GRAT dated May 26, 1999. Also includes 1,672,570 shares of common stock issuable upon exercise of stock options.

(5) Includes 1,519,246 shares held of record by the 1988 Batten Trust and 13,486,642 shares held of record by the 1998 Frank Batten, Jr. Grantor Annuity Trust.

(6) Includes shares held by Greylock IX Limited Partnership. Mr. Kaiser is a general partner of Greylock IX GP Limited Partnership, the general partner of Greylock IX Limited Partnership. Mr. Kaiser disclaims beneficial ownership of these shares.

(7) Includes 3,031,190 shares of common stock issuable upon exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

                                    GENERAL

    Effective upon the closing of this offering and the filing of Red Hat's Third Amended and Restated Certificate of Incorporation, as amended as of that date, the authorized capital stock of Red Hat will consist of 225,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share.

    Prior to the effectiveness of the registration statement of which this prospectus is a part, and in accordance with Red Hat's Second Amended and Restated Certificate of Incorporation, as amended and then in effect, Red Hat was authorized to issue up to 70,620,652 shares of common stock, par value $.0001 per share, of which 26,889,652 shares were issued and outstanding as of July 31, 1999 and 16,972,726 shares of preferred stock, par value $.0001 per share, of which as of July 31, 1999, 16,972,726 shares were issued and outstanding. Upon the closing of this offering, all shares of preferred stock will automatically convert into 33,945,452 shares of common stock.

    The following summary description of Red Hat's capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to Red Hat's Third Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, filed as exhibits to the registration statement of which this prospectus is a part.

                                  COMMON STOCK

    As of July 31, 1999, there were 26,889,652 shares of common stock outstanding held by 80 stockholders of record. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 6,000,000 shares of common stock offered by Red Hat in this offering and the conversion of the outstanding shares of preferred stock, there will be 66,835,104 shares of common stock outstanding upon the closing of this offering. In addition, as of July 31, 1999, there were outstanding stock options for the purchase of 5,762,188 shares of common stock and outstanding warrants for the purchase of 3,197,450 shares of common stock.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, after provision has been made for any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Red Hat, the holders of common stock are entitled to receive ratably the net assets of Red Hat available after the payment of all debts and other liabilities of Red Hat, and after the satisfaction of the rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by Red Hat in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Red Hat may designate and issue in the future.

                                PREFERRED STOCK

    The Board of Directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

    The stockholders of Red Hat have granted the Board of Directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Red Hat. Red Hat has not, to date, issued any shares of such preferred stock and has no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS AND ANTI-TAKEOVER EFFECTS

    Upon completion of this offering, the provisions of Section 203 of the General Corporation Law of Delaware will prohibit Red Hat from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is defined as a person who, at the time of determination whether a person is an interested stockholder,

    - beneficially owns 15% or more of Red Hat's common stock; or

    - is an affiliate or associate of Red Hat and benefically owned 15% or more of Red Hat's common stock at any time within three years of the date of determination.

    Red Hat's Third Amended and Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management--Election of Officers and Directors". In addition, Red Hat's Third Amended and Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of capital stock of Red Hat entitled to vote. Under Red Hat's Third Amended and Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The likely effect of the classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the Board of Directors. For example, because only two directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the Board of Directors will need at least two annual meetings of stockholders to effect this change.

    Red Hat's Third Amended and Restated Certificate of Incorporation also provides that, after the effective date of the registration statement of which this prospectus is a part, any action required or permitted to be taken by the stockholders of Red Hat at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Red Hat's Amended and Restated By-laws provide that special meetings of the stockholders may only be called by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the President of Red Hat. Red Hat's Amended and Restated By-laws further provide that in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to Red Hat. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of Red Hat. These provisions may also discourage another person or entity from making a tender offer for Red Hat's common stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of Red Hat, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

    The General Corporation Law of Delaware provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Red Hat's Third Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the shares of capital stock of Red Hat issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of the Restated Certificate of Incorporation. Red Hat's Amended and Restated By-laws may be amended or repealed by a majority vote of the Board of Directors except for provisions relating to the Board of Directors which may only be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. The Amended and Restated By-laws may also be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of capital stock of Red Hat issued and outstanding and entitled to vote. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

                          TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Chase Mellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for Red Hat's common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Red Hat's common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and Red Hat's the ability to raise equity capital in the future.

                           SALES OF RESTRICTED SHARES

    Based on shares outstanding at June 30, 1999 upon completion of this offering, Red Hat will have outstanding an aggregate of 66,579,704 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by an existing affiliate of Red Hat as that term is defined in Rule 144 under the Securities Act.

    The remaining 60,579,704 shares of common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Of these restricted shares, 1,990,000 shares will be available for resale in the public market in reliance on Rule 144(k), all of which shares are restricted by the terms of the lock-up agreements described below. An additional 31,773,102 shares will be available for resale in the public market in reliance on Rule 144, all of which shares are restricted by the terms of the lock-up agreements. The remaining 26,296,852 shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements.

    Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a certain number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately 666,000 shares immediately after this offering, or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting such sale. Sales under Rule 144 are also restricted by certain manner of sale provisions, notice requirements and the availability of current public information about Red Hat. Rule 144 also provides that affiliates of Red Hat who are selling shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

    Under Rule 144(k), a person who is not deemed to have been an affiliate of Red Hat at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may therefore be sold immediately upon the completion of this offering.

                                    OPTIONS

    Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under Red Hat's stock plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. As of June 30, 1999, 459,750 shares will be available for resale in the public market in reliance on Rule 701, all of which shares are restricted by the terms of the lock-up agreements. As of June 30, 1999, the Board of Directors had authorized an aggregate of up to 16,684,800 shares of common stock for issuance under Red Hat's stock option and stock purchase plans. As of June 30, 1999, options to purchase a total of 5,176,888 shares of common stock were outstanding, all of which options are exercisable but restricted by Red Hat's right to repurchase unvested shares upon the termination of such optionee's business relationship with Red Hat. Of these options, 407,425 shares are no longer restricted by Red Hat's right of repurchase and will be eligible for sale, if not restricted by the terms of the lock-up agreements, in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this prospectus. Of the total shares issuable upon exercise of these options, all of these shares are restricted by the terms of the lock-up agreements.

    Red Hat intends to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of common stock which are issuable upon exercise of outstanding stock options or other rights granted under Red Hat's stock plan(s) and common stock issuable under Red Hat's stock option and stock purchase plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable.

                                    WARRANTS

    As of June 30, 1999, Red Hat had outstanding warrants exercisable for a total of 3,197,450 shares of common stock, all of which are currently exercisable. All of these shares are restricted by the terms of the lock-up agreements.

                               LOCK-UP AGREEMENTS

    Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement Red Hat, the executive officers, directors, stockholders and substantially all optionholders have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, Red Hat has agreed that its Board of Directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Goldman Sachs. See "Underwriting". Goldman Sachs, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

                              REGISTRATION RIGHTS

    Upon the expiration of the contractual lock-up period, certain stockholders of Red Hat will be entitled to require Red Hat to register under the Securities Act up to a total of 55,725,622 shares of outstanding common stock under the terms of an investor rights agreement with Red Hat. The investor rights agreement provides that if Red Hat proposes to register in a firm commitment underwritten offering any of its securities under the Securities Act at any time or times, if not restricted by the underwriters of the offering, the stockholders having registration rights shall be entitled to include shares of common stock held by them in such registration. However, the managing underwriter of any offering may exclude for marketing reasons some or all of the shares from the registration. Some of these stockholders also have the right to require Red Hat, on no more than five occasions, to prepare and file a registration statement under the Securities Act registering the shares of common stock held by them. Red Hat is required to bear the expenses of all such registrations, except underwriting discounts and commissions. The investor rights agreement terminates in 2002 on the third anniversary of the offering.

                           EFFECTS OF SALES OF SHARES

    Prior to this offering, there has been no public market for the common stock of Red Hat, and no predictions can be made as to the effect, if any, that market sales of shares of common stock prevailing from time to time, or the availability of shares for future sale, may have on the market price for the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely effect prevailing market prices for the common stock and could impair Red Hat's future ability to obtain capital through an offering of equity securities.

                                 LEGAL MATTERS

    The validity of the shares of common stock to be issued in this offering will be passed upon for Red Hat by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements as of February 28, 1998 and 1999 and for each of the three years in the period ended February 28, 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    Red Hat has filed with the Commission a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning Red Hat and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including Red Hat) that file electronically with the Commission which can be accessed at http://www.sec.gov.

                                 RED HAT, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----
Report of Independent Accountants....................................................         F-2

Balance Sheets at February 28, 1998 and 1999 and May 31, 1999........................         F-3

Statements of Operations for the years ended February 28, 1997, 1998 and 1999 and the
  three months ended May 31, 1998 and 1999...........................................         F-4

Statements of Stockholders' Equity (Deficit) for the years ended February 28, 1997,
  1998 and 1999 and the three months ended May 31, 1999..............................         F-5

Statements of Cash Flows for the years ended February 28, 1997, 1998 and 1999 and the
  three months ended May 31, 1998 and 1999...........................................         F-6

Notes to Financial Statements........................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Red Hat, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Red Hat, Inc. at February 28, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
April 30, 1999, except as to note 14
which is as of August 11, 1999

                                 RED HAT, INC.

                                 BALANCE SHEETS

                                                                         FEBRUARY 28,                   PRO
                                                            --------------------------------------     FORMA
                                                               1998         1999        MAY 31,       MAY 31,
                                                            -----------  -----------      1999          1999
                                                                                      ------------  ------------
                                                                                      (UNAUDITED)   (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 1,292,562  $10,055,227   $13,982,093   $13,982,093
  Short-term investments..................................      100,000    2,037,992    1,023,518     1,023,518
  Accounts receivable, net................................      744,551    1,127,193    3,321,175     3,321,175
  Inventory...............................................      141,176      345,630    1,074,190     1,074,190
  Prepaid expenses........................................      383,830      173,730      337,107       337,107
  Income tax receivable...................................           --      114,145      114,145       114,145
                                                            -----------  -----------  ------------  ------------
    Total current assets..................................    2,662,119   13,853,917   19,852,228    19,852,228
Property and equipment, net...............................      337,327    1,270,576    1,797,790     1,797,790
Other assets, net.........................................       81,188      151,310      512,440       512,440
Investments...............................................       50,000           --           --            --
                                                            -----------  -----------  ------------  ------------
    Total assets..........................................  $ 3,130,634  $15,275,803   $22,162,458   $22,162,458
                                                            -----------  -----------  ------------  ------------
                                                            -----------  -----------  ------------  ------------

      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................  $   773,936  $ 2,087,305   $3,264,987    $3,264,987
  Royalties payable.......................................      247,323      144,074       92,000        92,000
  Accrued expenses........................................       50,334      379,757      185,465       185,465
  Deferred revenue........................................       26,207       33,352    2,983,734     2,983,734
  Current portion of capital lease obligations............       22,797      108,897      108,897       108,897
                                                            -----------  -----------  ------------  ------------
    Total current liabilities.............................    1,120,597    2,753,385    6,635,083     6,635,083
Capital lease obligations.................................       65,032      419,778      384,937       384,937
Commitments and contingencies (Note 12)...................
Mandatorily redeemable preferred stock:
  Series A, 6,801,400 shares authorized, issued and
    outstanding; none pro forma...........................    1,983,209    1,992,184    1,997,139            --
  Series B, 8,116,550 shares authorized, issued and
    outstanding; none pro forma...........................           --    6,919,644    6,936,415            --
  Series C, 1,797,929 and 2,054,776 shares authorized at
    February 28, 1999 and May 31, 1999, respectively;
    1,027,388 and 2,054,776 shares issued and outstanding
    at February 28, 1999 and May 31, 1999, respectively;
    none pro forma........................................           --    3,195,591    6,404,980            --
Stockholders' equity (deficit):
  Common stock, $.0001 par value, 225,000,000 shares
    authorized, 23,500,000, 23,852,950 and 26,134,502
    shares issued and outstanding at February 28, 1998,
    1999 and May 31, 1999, respectively (60,079,954 shares
    issued and outstanding pro forma at May 31, 1999).....        2,350        2,385        2,613         6,008
  Additional paid-in capital..............................      263,650      427,464    5,946,087    21,281,226
  Deferred compensation...................................           --           --   (3,577,698)   (3,577,698)
  Accumulated deficit.....................................     (304,204)    (434,628)  (2,567,098)   (2,567,098)
                                                            -----------  -----------  ------------  ------------
    Total stockholders' equity (deficit)..................      (38,204)      (4,779)    (196,096)   15,142,438
                                                            -----------  -----------  ------------  ------------
    Total liabilities and stockholders' equity
      (deficit)...........................................  $ 3,130,634  $15,275,803   $22,162,458   $22,162,458
                                                            -----------  -----------  ------------  ------------
                                                            -----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 RED HAT, INC.

                            STATEMENTS OF OPERATIONS

                                                                              THREE MONTHS
                                             YEAR ENDED FEBRUARY 28,         ENDED MAY 31,
                                         -------------------------------  --------------------
                                           1997       1998       1999       1998       1999
                                         ---------  ---------  ---------  ---------  ---------
                                                                              (UNAUDITED)
Revenue:
  Software and related products........  $2,603,131 $5,131,623 $10,012,923 $1,373,650 $1,935,818
  Web advertising......................         --         --         --         --     80,050
  Services and other...................         --     24,000    776,996    177,315    781,351
                                         ---------  ---------  ---------  ---------  ---------
    Total revenue......................  2,603,131  5,155,623  10,789,919 1,550,965  2,797,219
                                         ---------  ---------  ---------  ---------  ---------
Cost of revenue:
  Software and related products........  1,204,721  2,210,538  4,012,685    682,415  1,180,904
  Web advertising                               --         --         --         --    123,000
  Services and other...................         --         --     28,148         --    443,160
                                         ---------  ---------  ---------  ---------  ---------
    Total cost of revenue..............  1,204,721  2,210,538  4,040,833    682,415  1,747,064
                                         ---------  ---------  ---------  ---------  ---------
Gross profit...........................  1,398,410  2,945,085  6,749,086    868,550  1,050,155
                                         ---------  ---------  ---------  ---------  ---------
Operating expense:
  Sales and marketing..................    491,473  1,252,362  3,083,162    381,658  1,628,567
  Research and development.............    325,244    902,826  2,220,115    340,965    826,124
  General and administrative...........    525,978    798,592  1,483,909    213,651    824,158
                                         ---------  ---------  ---------  ---------  ---------
    Total operating expense............  1,342,695  2,953,780  6,787,186    936,274  3,278,849
                                         ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..........     55,715     (8,695)   (38,100)   (67,724) (2,228,694)
                                         ---------  ---------  ---------  ---------  ---------
Other income (expense):
  Interest income......................        200     34,410    171,181     15,223    150,109
  Interest expense.....................    (23,304)   (13,036)    (9,463)        --    (10,805)
                                         ---------  ---------  ---------  ---------  ---------
    Other income (expense), net........    (23,104)    21,374    161,718     15,223    139,304
                                         ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes......     32,611     12,679    123,618    (52,501) (2,089,390)
Provision for income taxes.............         --      4,906    214,686         --         --
                                         ---------  ---------  ---------  ---------  ---------
Net income (loss)......................     32,611      7,773    (91,068)   (52,501) (2,089,390)
Accretion on mandatorily redeemable
  preferred stock......................         --         --    (39,356)        --    (43,080)
                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) available to common
  stockholders.........................  $  32,611  $   7,773  $(130,424) $ (52,501) $(2,132,470)
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) per common share:
  Basic................................     0.0014     0.0003    (0.0055)   (0.0022)   (0.0875)
  Diluted..............................     0.0012     0.0002    (0.0055)   (0.0022)   (0.0875)
Weighted average common shares
  outstanding:
  Basic................................  23,500,000 23,500,000 23,550,050 23,500,000 24,383,353
  Diluted..............................  27,232,520 34,578,277 23,550,050 23,500,000 24,383,353
Pro forma net income (loss) per common
  share (unaudited):
  Basic................................     0.0014     0.0003    (0.0021)   (0.0014)   (0.0362)
  Diluted..............................     0.0012     0.0002    (0.0021)   (0.0014)   (0.0362)
Pro forma weighted average common
  shares outstanding (unaudited):
  Basic................................  23,500,000 30,841,785 43,929,824 37,102,800 57,781,609
  Diluted..............................  27,232,520 34,578,277 43,929,824 37,102,800 57,781,609

   The accompanying notes are an integral part of these financial statements.

                                 RED HAT, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                   COMMON STOCK        ADDITIONAL                                      TOTAL
                              -----------------------   PAID-IN       DEFERRED      ACCUMULATED    STOCKHOLDERS'
                                SHARES      AMOUNT      CAPITAL     COMPENSATION      DEFICIT     EQUITY (DEFICIT)
                              ----------  -----------  ----------  --------------  -------------  ----------------
Balance at February 29,
  1996......................  23,500,000   $   2,350   $  263,650   $         --    $  (344,588)    $    (78,588)
Net income..................          --          --           --             --         32,611           32,611
                              ----------  -----------  ----------  --------------  -------------  ----------------
Balance at February 28,
  1997......................  23,500,000       2,350      263,650             --       (311,977)         (45,977)
Net income..................          --          --           --             --          7,773            7,773
                              ----------  -----------  ----------  --------------  -------------  ----------------
Balance at February 28,
  1998......................  23,500,000       2,350      263,650             --       (304,204)         (38,204)
Exercise of common stock
  warrants..................     352,950          35          (17)            --             --               18
Tax benefit on exercise of
  common stock warrants.....          --          --      163,831             --             --          163,831
Accretion of mandatorily
  redeemable preferred
  stock.....................          --          --           --             --        (39,356)         (39,356)
Net loss....................          --          --           --             --        (91,068)         (91,068)
                              ----------  -----------  ----------  --------------  -------------  ----------------
Balance at February 28,
  1999......................  23,852,950       2,385      427,464             --       (434,628)          (4,779)
Exercise of common stock
  options and warrants......   2,281,552         228    1,840,624             --             --        1,840,852
Deferred compensation.......          --          --    3,677,999     (3,677,999)            --               --
Amortization of deferred
  compensation..............          --          --           --        100,301             --          100,301
Accretion of mandatorily
  redeemable preferred
  stock.....................          --          --           --             --        (43,080)         (43,080)
Net loss....................          --          --           --             --     (2,089,390)      (2,089,390)
                              ----------  -----------  ----------  --------------  -------------  ----------------
Balance at May 31, 1999
  (unaudited)...............  26,134,502   $   2,613   $5,946,087   $ (3,577,698)   $(2,567,098)    $   (196,096)
                              ----------  -----------  ----------  --------------  -------------  ----------------
                              ----------  -----------  ----------  --------------  -------------  ----------------

   The accompanying notes are an integral part of these financial statements.

                                 RED HAT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                       YEAR ENDED FEBRUARY 28,                MAY 31,
                                                  ----------------------------------  ------------------------
                                                    1997        1998        1999         1998         1999
                                                  ---------  ----------  -----------  ----------  ------------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...............................  $  32,611  $    7,773  $   (91,068) $  (52,501) $ (2,089,390)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization.................     37,134     102,876      177,656      31,379        65,657
  Tax benefit of options exercised..............         --          --      163,831          --            --
  Deferred compensation.........................         --          --           --          --       100,301
  Provision for doubtful accounts...............     38,986      38,141      185,092          --        19,120
  Provision for inventory obsolescence..........         --          --      182,509      68,439            --
  Deferred revenue..............................         --      26,207        7,145          --     2,950,382
  Changes in operating assets and liabilities:
    Accounts receivable.........................   (251,774)   (479,746)    (567,734)    105,851    (2,213,102)
    Inventory...................................    (14,934)    (84,507)    (386,963)    (74,482)     (728,560)
    Prepaid expenses............................    (12,248)   (370,571)     210,100    (120,991)     (163,377)
    Income tax receivable.......................         --          --     (114,145)         --            --
    Other assets................................      1,613     (15,408)     (75,478)     (2,790)     (362,428)
    Accounts payable............................    282,453     290,253    1,313,369     (33,465)    1,177,682
    Royalties payable...........................     57,477     189,846     (103,249)    118,727       (52,074)
    Accrued expenses............................    (66,044)     19,019      329,423     (11,290)     (194,292)
                                                  ---------  ----------  -----------  ----------  ------------
      Net cash provided by (used in) operating
        activities..............................    105,274    (276,117)   1,230,488      28,877    (1,490,081)
                                                  ---------  ----------  -----------  ----------  ------------
Cash flows from investing activities:
Purchase of investment securities...............         --    (150,000)  (1,966,600)         --            --
Proceeds from maturity of investment
  securities....................................         --          --      100,000     100,000     1,014,474
Purchase of equipment...........................   (201,322)   (158,004)    (654,235)    (71,537)     (591,573)
Proceeds from sale of equipment.................         --      24,272           --          --            --
                                                  ---------  ----------  -----------  ----------  ------------
      Net cash provided by (used in) investing
        activities..............................   (201,322)   (283,732)  (2,520,835)     28,463       422,901
                                                  ---------  ----------  -----------  ----------  ------------
Cash flows from financing activities:
Proceeds from borrowing from stockholders.......     50,000          --           --          --            --
Repayments of borrowings from stockholders......         --     (86,243)          --          --            --
Proceeds from notes payable.....................     46,048     239,214           --          --            --
Repayments of notes payable.....................         --    (279,019)          --          --            --
Proceeds from issuance of mandatorily redeemable
  preferred stock, net..........................         --   1,983,209   10,084,854          --     3,188,035
Proceeds from exercise of common stock options
  and warrants..................................         --          --           18          --     1,840,852
Payments on capital lease obligations...........         --      (4,750)     (31,860)     (7,737)      (34,841)
                                                  ---------  ----------  -----------  ----------  ------------
      Net cash provided by (used in) financing
        activities..............................     96,048   1,852,411   10,053,012      (7,737)    4,994,046
                                                  ---------  ----------  -----------  ----------  ------------
Net increase in cash and cash equivalents.......         --   1,292,562    8,762,665      49,603     3,926,866
Cash and cash equivalents beginning of the
  year..........................................         --          --    1,292,562   1,292,562    10,055,227
                                                  ---------  ----------  -----------  ----------  ------------
Cash and cash equivalents end of year...........  $      --  $1,292,562  $10,055,227  $1,342,165  $ 13,982,093
                                                  ---------  ----------  -----------  ----------  ------------
                                                  ---------  ----------  -----------  ----------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 RED HAT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

BUSINESS ACTIVITY

    Red Hat, Inc. ("Red Hat" or the "Company") is a leading developer and global provider of open source software products and services, and has built a comprehensive web site dedicated to the open source software community. Red Hat, Inc. was incorporated in Connecticut in March 1993 as ACC Corp., Inc. In September 1995 ACC Corp., Inc. changed its name to Red Hat Software, Inc. In September 1998, Red Hat Software, Inc. reincorporated in Delaware. In June 1999, Red Hat Software, Inc. changed its name to Red Hat, Inc. The Linux operating system ("Linux") is copyrighted under the terms of the GNU General Public License (the "GPL") which states that the source code must be freely distributable. The Company develops and publishes software applications that are sold as shrink-wrapped software and releases freely-redistributable software available for unrestricted download on the internet. In addition, the Company publishes and sells reference books on the Linux operating system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The financial statements as of May 31, 1998 and 1999 and for the three month period then ended are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company's management, necessary for a fair presentation of financial position, results of operations and cash flows. All financial statement disclosures related to the three month period ended May 31, 1998 and 1999 are unaudited.

UNAUDITED PRO FORMA BALANCE SHEET

    The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, each share of the Series A, Series B, and Series C mandatorily redeemable preferred stock will automatically convert into two shares of common stock. The unaudited pro forma balance sheet reflects the subsequent conversion of Series A, Series B, and Series C preferred shares into common stock at a 2 for 1 conversion ratio as if such conversion has occurred as of February 28, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers investments purchased with a maturity period of three months or less at the date of purchase to be cash equivalents.

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVESTMENTS

    The Company's investments are all in debt securities which are classified as held-to-maturity and are carried at amortized cost in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Investments in Debt and Equity Securities", as the Company has both the positive intent and ability to hold them to maturity.

INVENTORY

    The costs incurred for duplicating the computer software, documentation, and training materials from the product masters and for packaging the product for distribution are capitalized as inventory using the weighted average method and charged to cost of sales when revenue from the sale of units is recognized. Management periodically evaluates the realizability of inventory based on planned release dates of product updates and records a reserve for obsolescence when necessary. The reserve for inventory obsolescence was $0 and $182,509 at February 28, 1998 and 1999, respectively. The reserve for inventory obsolescence was $182,509 at May 31, 1999.

CAPITALIZED SOFTWARE COSTS

    Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies. As a result of the Company's practice of releasing source code that it has developed on a weekly basis for unrestricted download on the internet, there is generally no passage of time between achievement of technological feasibility and the availability of the Company's product for general release. Therefore, the Company has no capitalized software development costs at February 28, 1998 and 1999.

PROPERTY AND EQUIPMENT

    Property and equipment is primarily comprised of furniture and computer equipment which are recorded at cost and depreciated over their estimated useful lives using the straight line method. Expenditures for maintenance and repairs are charged to operations as incurred; major expenditures for renewals and betterments are capitalized and depreciated. Property and equipment acquired under capital leases are being depreciated over their estimated useful lives or the respective lease term, if shorter. Depreciation periods used for property and equipment are as follows:

Computer equipment...........................................  3 years
Furniture and fixtures.......................................  7 years
                                                               4 to 25
Leasehold improvements.......................................  years

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
OTHER ASSETS

    Costs incurred for acquiring trademarks, copyrights and patents are capitalized and amortized over their estimated useful lives, which range from 5 to 15 years, using the straight line method. Other assets also includes security deposits which are expected to be refunded to the Company upon termination of certain leases.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were required to be recognized during the years ended February 28, 1997, 1998 and 1999.

REVENUE RECOGNITION

    Revenues from the sale of software products for which no technical support is provided are generally recognized upon shipment of the products, net of estimated returns. A reserve for sales returns is recognized for sales of software products to distributors, who have a right of return, based on the Company's historical experience of sell-through to the end user by the distributor. The Company recognizes revenues from the sale of software products to new distributors of its software products based upon sell-through to the end user until the Company has sufficient historical experience with the distributor to allow the accurate estimation of sales returns.

    Upon the release of Version 6.0 of Official Red Hat Linux in May 1999, the Company began providing certain telephone and e-mail technical support services for a period of 90 days from the date of registration of the software products for no additional fee. In accordance with the provisions of Statement of Opinion No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), the Company is recognizing all of the revenue from the sale of Version 6.0 of Official Red Hat Linux over the period that the technical support services are provided as the Company does not sell these technical support services separately and therefore does not have vendor specific objective evidence of the fair value of these services. These revenues are recognized ratably over the period that the technical support services are provided in proportion to the costs incurred to provide such technical support services as compared to estimated total costs to be incurred. The Company currently does not provide support and maintenance services as part of the fee for any of its software products, other than Version
6.0 of Official Red Hat Linux.

    Revenue for maintenance and support services, other than installation support, is deferred and recognized ratably over the term of the agreement, which is typically twelve months. Such revenues have been insignificant to date.

    Revenue from customer training, and other services is recognized as the service is performed.

    Royalty revenue, which is included in services and other revenue, is comprised primarily of royalties received from the sale of rights to the Company's brand and trademark and royalties received from international distributors of the Company's products. Royalty revenue is recognized

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) when received. Revenue from sale of books, which is include in software and related products revenue, published by the Company, is recognized at the date of shipment, net of estimated returns.

    Web advertising revenue is recognized ratably in the period in which the advertisement is displayed, provided that the Company has no significant remaining obligations, at the lesser of the ratio of connections to the advertiser's website delivered over total guaranteed connections to the advertiser's website or the straight line basis over the term of the contract. If minimum guaranteed connections are not met, the Company defers recognition of the corresponding revenue until the guaranteed connections are achieved. The Company did not generate revenue from the sale of advertising on its web site during the fiscal years ended February 28, 1997, 1998 and 1999. The Company began selling advertising space on its website during the three months ended May 31, 1999.

ROYALTY COSTS

    Royalties that the Company is required to pay on applications licensed from third parties that are a component of the software products sold by the Company are expensed as cost of sales on a per unit basis as software products are sold. Royalties paid in advance of the sale of the Company's software products are included in prepaid expenses and recorded as expense when the related software products are sold.

STOCK BASED COMPENSATION

    The Company accounts for stock based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair market value of the Company's common stock at the grant date, the difference between the fair market value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the stock option. The Company recognized $100,301 in non-cash compensation expense related to amortization of deferred compensation during the three months ended May 31, 1999. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

SALES AND MARKETING EXPENSES

    Sales and marketing expenses consist primarily of costs, including salaries and sales commissions, of all personnel involved in the sales process and related expenses. Sales and marketing expenses also include costs of advertising and trade shows. All costs of advertising, including cooperative marketing arrangements, the software products, books and related services offered by the Company are expensed as incurred. Advertising expense totaled $69,109, $152,939 and $597,822 for the years ended February 28, 1997, 1998 and 1999, respectively.

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT COSTS

    Research and development expenses include all direct costs, primarily salaries for Company personnel and outside consultants, related to the development of new products and significant enhancements to existing products and are charged to operations as incurred until such time as technological feasibility is achieved.

INCOME TAXES

    The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

SIGNIFICANT CUSTOMERS AND CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high-credit quality financial institutions which invest primarily in U.S. Government instrumentalities, commercial paper of prime quality and certificates of deposit guaranteed by banks which are members of the FDIC. The Company performs ongoing credit evaluations to reduce credit risk and requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation. Sales to one distributor comprised $416,501 or 16%, $1,340,462 or 26% and $2,135,733 or 20% of total revenues for the years ended February 28, 1997, 1998 and 1999, respectively. Sales to one other distributor comprised $3,719,162 or 34% of total revenues for the year ended February 28, 1999. Receivables from two distributors comprised 75% and 25%, respectively, of net accounts receivable at February 28, 1999. Accounts receivable from one distributor comprised 42% of net receivables at February 28, 1998.

    All of the Company's software revenues are from sales transactions originating in the United States. The Company has received certain royalty payments from international sources; however, such amounts have been insignificant to date.

CASH FLOWS

    The Company made cash payments for interest of $23,304, $13,036, and $9,463 for the years ended February 28, 1997, 1998, and 1999, respectively. The Company made no cash payments for income taxes during the years ended February 28, 1997 and 1998 and $163,831 during the year ended February 28, 1999.

    The Company acquired property and equipment through the assumption of capital lease obligations amounting to $22,466, $75,299 and $472,706 for the years ended February 28, 1997, 1998, and 1999 respectively.

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME (LOSS) PER COMMON SHARE

HISTORICAL

    The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS 128 and SAB No. 98, basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) available to common stockholders per common share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of outstanding mandatorily redeemable preferred stock. The calculation of the net loss per share available to common stockholders for the fiscal year ended February 28, 1999 does not include 24,299,071 potential shares of common stock equivalents, as their impact would be antidilutive.

PRO FORMA (UNAUDITED)

    Pro forma net income (loss) per common share is calculated assuming conversion of all mandatorily redeemable preferred stock which converts automatically upon the completion of the initial public offering into 31,890,676 and 33,945,452 shares of common stock (see Note 9) at February 28, 1999 and May 31, 1999, respectively. Therefore, accretion of mandatorily redeemable preferred stock of $43,080 for the three months ended May 31, 1999 is excluded from the calculation of pro forma net income (loss) per common share.

    The calculation of pro forma net loss per common share for the three months ended May 31, 1999 does not include 5,536,707 potential shares of common stock equivalents, as their impact would be anti-dilutive.

SEGMENT REPORTING

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 effective for its fiscal year ended February 28, 1998. The Company has determined that it did not have any separately reportable operating segments as of February 28, 1997, 1998 or 1999 or as of May 31, 1999.

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997. Its adoption did not impact the Company's financial position, results of

                                 RED HAT, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) operations, or cash flows as the Company had no items of other comprehensive income during the three year period ended February 28, 1999 or the three months ended May 31, 1998 and 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operations.

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA"), issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP No. 98-1 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 in the three months ended May 31, 1999, did not have a material impact on its financial position or results of operations.

    In December 1998, the AICPA issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 amends SOP No. 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in the SOP. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP No. 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP No. 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Also, the provisions of SOP No. 97-2 that were deferred by SOP No. 98-4 will continue to be deferred until the date SOP No. 98-9 becomes effective. The Company does not expect that the adoption of SOP No. 98-9 will have a significant impact on the Company's results of operations or financial position.

                                 RED HAT, INC.

3. ACCOUNTS RECEIVABLE

    Accounts receivable, which are primarily from product sales, are presented net of an allowance for doubtful accounts. The activity in the Company's allowance for doubtful accounts for the years ended February 28, 1997, 1998 and 1999 is presented in the following table:

                                       BALANCE AT   CHARGED TO                    BALANCE AT
                                        BEGINNING    INCOME OR                      END OF
YEAR ENDED FEBRUARY 28,                 OF PERIOD     EXPENSE    DEDUCTIONS (A)     PERIOD
-------------------------------------  -----------  -----------  ---------------  -----------
1997.................................   $      --    $  38,986      $    (554)     $  38,432
1998.................................      38,432       38,141        (27,829)        48,744
1999.................................      48,744      185,092        (73,458)       160,378

------------------------

(a) Represents amounts written-off as uncollectible accounts receivable.

4. PROPERTY AND EQUIPMENT

    The Company's property and equipment consisted of the following:

                                              FEBRUARY 28,        MAY 31,
                                          ---------------------  ----------
                                            1998        1999        1999
                                          ---------  ----------  ----------
Computer equipment......................  $ 420,523  $  818,676  $1,410,246
Furniture and fixtures..................     69,256     583,175     583,174
Leasehold improvements..................         --     214,868     214,868
                                          ---------  ----------  ----------
                                            489,779   1,616,719   2,208,288
Less: accumulated depreciation..........   (152,452)   (346,143)   (410,498)
                                          ---------  ----------  ----------
                                          $ 337,327  $1,270,576  $1,797,790
                                          ---------  ----------  ----------
                                          ---------  ----------  ----------

5. OTHER ASSETS

    Other assets were comprised of the following:

                                                   FEBRUARY 28,       MAY 31,
                                               --------------------  ---------
                                                 1998       1999       1999
                                               ---------  ---------  ---------
Security deposits............................  $  11,900  $  78,130  $  11,900
Trademarks, patents and copyrights, net......     69,288     73,180     72,706
Deferred offering costs......................         --         --    427,834
                                               ---------  ---------  ---------
                                               $  81,188  $ 151,310  $ 512,440
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

                                 RED HAT, INC.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents, accounts payable and accounts receivable at February 28, 1998 and 1999 approximated their fair value due to the short-term nature of these items.

    The fair value of the Company's short-term and long-term investments at February 28, 1998 and 1999 approximated their carrying values as these investments were primarily in short-term U.S. Government obligations.

7. ACCRUED EXPENSES

    Accrued expenses were comprised of the following:

                                                   FEBRUARY 28,       MAY 31,
                                               --------------------  ---------
                                                 1998       1999       1999
                                               ---------  ---------  ---------
Payroll......................................  $      --  $ 212,608  $  22,064
Vacation.....................................      3,501     59,165    126,044
Taxes........................................      5,151     14,025      9,623
Other........................................     41,682     93,959     27,734
                                               ---------  ---------  ---------
                                               $  50,334  $ 379,757  $ 185,465
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

8. INCOME TAXES

    The components of the Company's provision for income taxes consisted of the following:

                                                      YEAR ENDED FEBRUARY 28,
                                                  -------------------------------
                                                    1997       1998       1999
                                                  ---------  ---------  ---------
Current tax provision:
  Federal.......................................  $      --  $      --  $ 149,284
  State.........................................         --      4,906     65,402
                                                  ---------  ---------  ---------
  Current tax expense...........................         --      4,906    214,686
                                                  ---------  ---------  ---------
Deferred tax benefit:
  Federal.......................................         --         --         --
  State.........................................         --         --         --
                                                  ---------  ---------  ---------
  Deferred tax benefit..........................         --         --         --
                                                  ---------  ---------  ---------
    Net provision for income taxes..............  $      --  $   4,906  $ 214,686
                                                  ---------  ---------  ---------
                                                  ---------  ---------  ---------

                                 RED HAT, INC.

8. INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax assets and liabilities at February 28, 1999 and 1998 consisted of the following:

                                                           FEBRUARY 28,
                                                       --------------------
                                                         1998       1999
                                                       ---------  ---------
Domestic net operating loss carryforwards............  $  23,697  $      --
Accounts receivable..................................     21,818    217,777
Allowance for inventory obsolescence.................         --     70,785
Research and development credit......................     67,629         --
Other accruals.......................................      1,376     22,947
                                                       ---------  ---------
  Total deferred tax assets..........................    114,520    311,509
Valuation allowance for deferred tax assets..........   (109,040)  (307,423)
                                                       ---------  ---------
  Deferred tax assets................................      5,480      4,086
                                                       ---------  ---------
Property and equipment...............................     (5,480)    (4,086)
                                                       ---------  ---------
  Total deferred tax liabilities.....................     (5,480)    (4,086)
                                                       ---------  ---------
  Net deferred tax assets............................  $      --  $      --
                                                       ---------  ---------
                                                       ---------  ---------

    As of February 28, 1998 and 1999, and May 31, 1999 the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits can not be reasonably assured. An increase in the valuation allowance was recorded during fiscal 1999 and the three months ended May 31, 1999 to reserve the increase in total deferred tax assets at February 28, 1999 and May 31, 1999 due to uncertainty of realizability.

    As of February 28, 1998, the Company had federal and state net operating loss carryforwards of approximately $70,000. This carryforward was fully utilized during 1999.

    Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                                 1997       1998       1999
                                               ---------  ---------  ---------
Effective rate...............................          0%        39%       174%
                                               ---------  ---------  ---------
United States Federal tax at statutory
  rate.......................................  $  12,214  $   4,311  $  42,030
State taxes (net of Federal benefit).........      1,897     13,392      7,619
Change in valuation reserves.................    (17,040)    28,993    198,477
Research and development credit..............         --    (67,629)   (43,959)
Non-deductible items.........................      2,929     25,839     10,519
                                               ---------  ---------  ---------
Provision for income taxes...................  $      --  $   4,906  $ 214,686
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

9. MANDATORILY REDEEMABLE PREFERRED STOCK

    The Company has authorized 6,801,400, 8,116,550 and 2,054,776 shares of Series A, Series B and Series C mandatorily redeemable preferred stock, respectively. The shares of Series A,

                                 RED HAT, INC.

9. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
Series B and Series C mandatorily redeemable preferred stock have a par value of $0.0001 per share.

    On August 15, 1997, the Company entered into a purchase agreement with an investor (the "Series A Investor"). In connection with this agreement, the Company issued 6,801,400 shares of Series A preferred stock to the Series A Investor for $2,000,000 or $0.2941 per share, less related issuance costs of $16,791. The Series A preferred stock became mandatorily redeemable with the issuance of the Series B mandatorily preferred stock in September 1998.

    On September 29, 1998, the Company entered into a purchase agreement with several investors (the "Series B Investors"). In connection with this agreement, the Company issued 8,116,550 shares of Series B mandatorily redeemable preferred stock to the Series B Investors for $6,955,884, or $0.857 per share, less related issuance costs of $66,621.

    On February 25, 1999, the Company entered into a purchase agreement with several investors (the "Series C Investors"). In connection with this agreement, the Company issued 1,027,388 shares of Series C mandatorily redeemable preferred stock to the Series C Investors for $3,227,026, or $3.141 per share.

    The Company had additional closings of the Series C mandatorily redeemable preferred stock financing subsequent to February 28, 1999. Additional Series C Investors purchased 1,027,388 shares of Series C mandatorily redeemable preferred stock for $3,227,026, or $3.141 per share in March and April of 1999. Total issuance costs related to sales of Series C mandatorily redeemable preferred stock were $62,870.

DIVIDENDS

    The Series A, Series B and Series C stockholders (the "Holders") are not entitled to dividends unless dividends are declared on shares of common stock, in which case the Holders shall receive a distribution on each outstanding share of Series A, Series B and Series C mandatorily redeemable preferred stock on an as if converted basis.

CONVERSION

    Each share of Series A, Series B and Series C mandatorily redeemable preferred stock can be converted to common stock at the option of the Holders at a two-to-one conversion rate, after certain adjustments. This conversion rate shall be adjusted upon the issuance by the Company of additional common shares (with certain exceptions) for consideration per share less than $0.343 per share, in the case of Series A mandatorily redeemable preferred stock, $0.996 per share, in the case of Series B mandatorily redeemable preferred stock and $3.893 per share, in the case of Series C mandatorily redeemable preferred stock. The conversion rate shall also be adjusted for common stock splits, reverse common stock splits, dividends and distributions.

    Each share of Series A, Series B and Series C mandatorily redeemable preferred stock will be automatically converted into shares of common stock, at the then effective conversion rate, upon the closing of a sale of the common stock of the Company in a qualified public offering.

                                 RED HAT, INC.

9. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
VOTING RIGHTS

    Holders of Series A, Series B and Series C mandatorily redeemable preferred stock have the right to one vote for each common share into which such shares could then be converted, as described above.

LIQUIDATION

    In the event of the liquidation, dissolution or winding up of the Company, Holders shall be entitled to receive, prior to any distributions to common stockholders, an amount in cash equal to the greater of (i) $0.343 per share, in the case of Series A, $0.996 per share, in the case of Series B, and $3.893 per share, in the case of Series C, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had each such share been converted into common stock immediately prior to liquidation, dissolution or winding up, as described above. In the event that assets of the Company are insufficient to permit payment of the above mentioned amounts, the Holders shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable under these circumstances.

REDEMPTION

    The Company could be required to redeem the Series A, Series B and Series C mandatorily redeemable preferred stock from the Holders upon receipt of written request from Holders of shares representing at least 66 2/3% of the aggregate number of shares of common stock issuable upon conversion. Redemption may first be made by the Holders on February 25, 2004 and on each of the first and second anniversaries thereof. Redemption is limited to 33% and 50% of the Series A, Series B and Series C shares outstanding on February 25, 2004 and the first anniversary thereof, respectively. There is no limitation on the number of shares on February 25, 2006. The redemption price is equal to $0.343 per share in the case of Series A, $0.996 per share, in the case of Series B and $3.893 per share, in the case of Series C, after adjustment for certain events. The carrying value of the Company's mandatorily redeemable preferred stock is being accreted to its redemption price over the redemption period using the effective interest rate method. In conjunction with the sale of the Series B mandatorily redeemable preferred stock, the Series A mandatorily redeemable preferred stock became mandatorily redeemable.

CARRYING VALUE

    The Series A, Series B and Series C mandatorily redeemable preferred stock were initially recorded at the total net proceeds received by the Company upon issuance. The difference between the total net proceeds at issuance of $12,068,063 and the total redemption price of $14,416,585 is charged to accumulated deficit over the period from issuance until redemption first becomes available. The amount of accretion recognized during each period is determined by using the effective interest rate method. For the year ended February 28, 1999 the accretion was $39,356. The Company had no outstanding mandatorily redeemable preferred stock prior to the fiscal year ended February 28, 1999. The Company sold an additional 1,027,388 shares of Series C preferred stock for net proceeds of $3,164,156 in March and April 1999 with a redemption value of $4,004,758. Accretion on preferred stock was $43,080 for the three months ended May 31, 1999.

                                 RED HAT, INC.

10. COMMON STOCK

    On September 28, 1998, the Company effected a 100 for 1 stock split for holders of its common stock. Amounts presented for the periods prior to the stock split have been restated to reflect the stock split on a retroactive basis.

    The Company has authorized 68,620,652 shares of common stock with a par value of $0.0001 per share. Holders of these shares have one vote per share. Upon the dissolution, liquidation or winding up of the Company, holders of common stock will be entitled to receive the assets of the Company after satisfaction of the preferential rights of the outstanding Series A, Series B and Series C mandatorily redeemable preferred stock or any other outstanding stock ranking on liquidation senior to or on parity with the common stock.

    On September 29, 1998, in connection with the above mentioned sale of Series B mandatorily redeemable preferred stock, certain stockholders, primarily comprised of officers of the Company, entered into a common stock purchase agreement with the Series B Investors. In connection with this agreement, those stockholders sold 2,625,500 shares of common stock to the Series B Investors for $1,125,000 or $0.429 per share.

    On February 25, 1999, in connection with the above mentioned sale of Series C mandatorily redeemable preferred stock, certain stockholders, primarily comprised of officers of the Company, entered into a common stock purchase agreement with the Series C Investors. In connection with this agreement, those stockholders sold 492,184 shares of common stock to the Series C Investors for $772,975 or $1.571 per share. Upon additional closings of the Series C mandatorily redeemable preferred stock financing in March and April of 1999, an additional 492,184 shares of common stock were sold by certain stockholders, primarily comprised of officers of the Company, to the additional Series C Investors for $772,975 or $1.571 per share.

11. STOCK OPTIONS AND WARRANTS

STOCK OPTIONS

    During September 1998, the Company's Board of Directors approved a stock option plan. As of February 28, 1999 and May 31, 1999, 7,434,800 shares of common stock were reserved for issuance upon exercise of options granted to any employee, officer or director or consultant of the Company at terms and prices to be determined by the Board of Directors. In June 1999, the option pool was increased to 9,434,800 shares. The plan provides that the exercise price per share and the purchase price per share for each non-qualified option should be set by the Board on the date of grant. The price for each Incentive Stock Option
(ISO) shall not be less than the fair market value of the common stock on the date of grant. The maximum term for an option granted is ten years from the date of grant. The Company believes that all options and warrants, granted through February 28, 1999, have been granted at their fair values on their respective grant dates. Options granted under the plan generally vest 25% upon completion of one full year of service and 6.25% on the first day of each subsequent three-month period. All options are immediately exercisable upon grant into restricted shares of the Company's common stock with the same vesting provisions as the original option. The Company, at its option, may repurchase these restricted shares at the original purchase price under certain circumstances.

                                 RED HAT, INC.

11. STOCK OPTIONS AND WARRANTS (CONTINUED)
    The activity for the stock option plan for the year ended February 28, 1999 and for the period from March 1, 1999 to May 31, 1999 is presented in the following table. Prior to March 1, 1998, the Company had granted no stock options.

                                                                                  WEIGHTED
                                                                   SHARES          AVERAGE
                                                                 UNDERLYING    EXERCISE PRICE
                                                                   OPTIONS        PER SHARE
                                                                 -----------  -----------------
Outstanding at February 28, 1998...............................          --       $      --
Granted........................................................   4,322,570            0.36
Forfeited......................................................     (20,000)           0.18
                                                                 -----------
Outstanding at February 28, 1999...............................   4,302,570            0.36
Granted (unaudited)............................................   3,207,070            2.17
Exercised (unaudited)..........................................  (2,091,552)           0.88
Forfeited (unaudited)..........................................     (49,000)           0.89
                                                                 -----------
Outstanding at May 31, 1999 (unaudited)........................   5,369,088       $    1.23

    The Company recorded deferred compensation of $3,677,999 during the three months ended May 31, 1999 to reflect the difference between the aggregate fair market value and exercise price during this period of all stock options granted with an exercise price below the fair market value of the Company's common stock at the date of the grant.

    During June 1999, the Company granted stock options for the purchase of a total of 333,800 shares to employees. An additional $1,851,360 in deferred compensation was recorded related to the grant of these options. As of June 30, 1999, the Company had outstanding stock options for the purchase of 5,176,888 shares with a weighted average exercise price of $1.58.

    In July 1999, the Company granted 350,000 stock options with an exercise price of $5.00 per share to an executive. The Company recorded $2,100,000 in deferred compensation related to this grant in July 1999.

                                 RED HAT, INC.

11. STOCK OPTIONS AND WARRANTS (CONTINUED)
    The following summarizes information about the Company's stock options at February 28, 1999:

                        OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
             ------------------------------------------  -------------------------
                              WEIGHTED       WEIGHTED                   WEIGHTED
                               AVERAGE        AVERAGE                    AVERAGE
 EXERCISE       NUMBER      CONTRACTURAL     EXERCISE       NUMBER      EXERCISE
  PRICES     OUTSTANDING        LIFE           PRICE     EXERCISABLE      PRICE
-----------  ------------  ---------------  -----------  ------------  -----------
 $    0.18     1,200,000           9.58      $    0.18     1,200,000    $    0.18
 $    0.43     3,102,570           9.67      $    0.43     3,102,570    $    0.43

                                                        EXERCISE     NUMBER OF
DATE OF GRANT                                             PRICE       SHARES
-----------------------------------------------------  -----------  -----------
March 1999...........................................   $    1.57      212,000
April 1999...........................................   $    1.57    2,393,972
May 3, 1999..........................................   $    1.57       40,000
May 10, 1999.........................................   $    5.00      561,098
June 16, 1999........................................   $    5.00       79,200
June 30, 1999........................................   $   10.80       14,600
June 30, 1999........................................   $    5.00      240,000
                                                                    -----------
                                                                     3,540,870

STOCK WARRANTS

    On October 10, 1995, the Company issued warrants (which are equivalent to nonqualified stock options) to purchase 3,740,400 shares of common stock to three of its employees with an exercise price of $.0001 per share. The warrants vest 25% annually on each May 1, beginning May 1, 1996 and ending May 1, 1999. The warrants terminate upon death, permanent disability, termination of employment or May 1, 2006. The Company and certain founding shareholders have a right of first refusal to purchase the warrant shares on the same terms as a proposed purchaser and a right to purchase the shares upon the death, disability, or termination of employment of the employee. Upon the death, disability, or termination without cause of the employee, the purchase price shall be 80% of the fair market value of the Company's common stock as determined by the board of directors. If the employee is terminated for cause, the purchase price shall be 80% of the lesser of the book value or the fair market value of the Company's common stock.

                                 RED HAT, INC.

11. STOCK OPTIONS AND WARRANTS (CONTINUED)
    The activity for the stock warrants is presented in the following table:

                                                     YEAR ENDED FEBRUARY 28,
                           ----------------------------------------------------------------------------
                                     1997                      1998                      1999
                           ------------------------  ------------------------  ------------------------
                                         WEIGHTED                  WEIGHTED                  WEIGHTED
                                          AVERAGE                   AVERAGE                   AVERAGE
                             SHARES      EXERCISE      SHARES      EXERCISE      SHARES      EXERCISE
                           UNDERLYING      PRICE     UNDERLYING      PRICE     UNDERLYING      PRICE
                            WARRANTS     PER SHARE    WARRANTS     PER SHARE    WARRANTS     PER SHARE
                           -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning
  of year................   3,740,400    $  0.0001    3,740,400    $  0.0001    3,740,400    $  0.0001
                           -----------  -----------  -----------  -----------  -----------  -----------
Exercised................          --           --           --           --     (352,950)   $  0.0001
Outstanding at end of
  year...................   3,740,400    $  0.0001    3,740,400    $  0.0001    3,387,450    $  0.0001
Exercisable at end of
  year...................     935,100    $  0.0001    1,870,200    $  0.0001    2,452,350    $  0.0001

    During the three month period ended May 31, 1999, warrants to purchase 190,000 shares were exercised. At May 31, 1999, warrants to purchase 3,197,450 shares remained outstanding. Amounts as of May 31, 1999 are unaudited.

    SFAS 123 requires the Company to disclose pro forma information regarding option grants made and warrants issued to its employees. SFAS 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's statement of operations, because APB No. 25 specifies that no compensation charge arises when the exercise price of employees' stock options and warrants equal the market value of the underlying stock at the grant date, as in the case of options and warrants granted to the Company's employees. The fair value of options and warrants was estimated using the minimum value method with the following assumptions:

                                                        EMPLOYEE       EMPLOYEE
                                                          STOCK          STOCK
                                                         OPTIONS       WARRANTS
                                                      -------------  -------------
Expected dividend yield.............................         0.00%          0.00%
Risk-free interest rate.............................         4.98%          5.81%
Expected volatility.................................         0.00%          0.00%
Expected life (in years)............................            6              6

    SFAS 123 pro forma numbers are as follows:

                                                                     1999
                                                                   ---------
Net loss available to common stockholders as reported
  under APB No. 25...............................................  $ 130,424
Pro forma net loss available to common stockholders..............  $ 287,288

    The Company did not grant any stock options or warrants in fiscal 1998 or 1997 and, therefore, no pro forma disclosure for these years is provided.

                                 RED HAT, INC.

11. STOCK OPTIONS AND WARRANTS (CONTINUED)
    The weighted average estimated fair value of employee stock options granted during the year ended February 28, 1999 was $0.27 per share. The weighted average estimated fair value of the warrants at the time of grant was $0.0001 per share.

12. COMMITMENTS AND CONTINGENCIES

    As of February 28, 1999, the Company leased office space and certain equipment under various noncancelable operating and capital leases. Future minimum lease payments required under the operating and capital leases at February 28, 1999 are as follows:

                                                       OPERATING    CAPITAL
                                                         LEASES     LEASES
                                                       ----------  ---------
2000.................................................  $  945,612  $ 139,698
2001.................................................     934,208    136,901
2002.................................................     931,283    120,863
2003.................................................     932,200    112,089
2004.................................................     819,266     99,687
                                                       ----------  ---------
  Total minimum lease payments.......................  $4,562,569    609,238
                                                       ----------
                                                       ----------
Less amount representing interest (at rates ranging
  from 8.2% to 9.6%).................................                 80,563
                                                                   ---------
Present value of net minimum lease payments..........                528,675
Less current portion.................................                108,897
                                                                   ---------
  Long-term portion..................................              $ 419,778
                                                                   ---------
                                                                   ---------

    Rent expense under operating leases for the years ended February 28, 1997, 1998 and 1999 was $86,313, $171,191 and $308,973 respectively.

    The Company has entered into an agreement with a bank to provide a letter of credit pertaining to its building lease. The Company is required by the bank to maintain a compensating balance of $65,000 which is equal to the amount of the letter of credit. This amount is included in cash and cash equivalents.

    The Company has executed licensing contracts to publish, bundle and distribute software products developed by other companies in return for royalty payments based on a percentage of the revenues generated by the Company from the sale of these products. Prepaid royalty payments are included in current assets and royalty payments due are included in royalties payable.

    In April 1999, the Company also contracted with a web support firm to maintain its backup web site. The initial fee of $98,000 was due upon receipt and installation of the hardware. The Company has agreed to pay a monthly maintenance fee of $17,000 for a period of 36 months.

13. EMPLOYEE BENEFIT PLAN

    The Company provides a retirement plan qualified under Section 401(k) of the Internal Revenue Code ("IRC") of 1986, as amended. Participants may elect to contribute a portion of their annual compensation to the plan, after complying with certain limitations set by the IRC. Employees are

                                 RED HAT, INC.

13. EMPLOYEE BENEFIT PLAN (CONTINUED)
eligible to participate in the plan who are over 21 years of age and have completed three months of service with Red Hat. If, however, an employee was employed by the Company prior to February 1999, the 401(k) Plan covers such employee regardless of age or length of service. The Company has the option to make contributions to the plan but did not make any contributions to the plan for the years ended February 28, 1997, 1998 and 1999.

14. SUBSEQUENT EVENTS

    On June 2, 1999, the Board of Directors approved a two-for-one common stock split to be effective prior to the effective date of the Company's planned initial public offering. All share and per share information in the accompanying financial statements and notes to the financial statements has been retroactively restated to reflect the effect of this stock split.

    In addition, the Board of Directors approved an amendment to the certificate of incorporation to take effect as of the effective date of the registration statement, increasing the authorized capital stock to 225,000,000 shares of common stock and 5,000,000 shares of preferred stock each with a par value of $.0001 per share.

                                  UNDERWRITING

    Red Hat and the underwriters named below have entered into an underwriting agreement concerning the shares being offered. Each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Thomas Weisel Partners LLC, Hambrecht & Quist LLC and E*OFFERING Corp. are the representatives of the underwriters.

                                                                   Number of
        Underwriters                                                Shares
----------------------------------------------------------------  -----------
Goldman, Sachs & Co. ...........................................   2,280,000
Thomas Weisel Partners LLC......................................   1,003,200
Hambrecht & Quist LLC...........................................   1,003,200
E*OFFERING Corp.................................................     273,600
Advest, Inc.....................................................      60,000
Banc of America Securities LLC..................................     120,000
William Blair & Company, L.L.C..................................      60,000
J.C. Bradford & Co..............................................      60,000
Credit Suisse First Boston Corporation..........................     120,000
Dain Rauscher Wessels
    a division of Dain Rauscher Incorporated....................      60,000
Deutsche Bank Securities Inc....................................     120,000
First Union Capital Markets Corp................................      60,000
Friedman, Billings, Ramsey & Co., Inc...........................      60,000
Edward D. Jones & Co., L.P......................................     120,000
Legg Mason Wood Walker Incorporated.............................      60,000
McDonald Investments Inc........................................      60,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..............     120,000
Redwine & Company, Inc..........................................      60,000
The Robinson-Humphrey Company, LLC..............................      60,000
Scott & Stringfellow, Inc.......................................      60,000
Muriel Siebert & Co., Inc.......................................      60,000
Wasserstein Perella Securities, Inc.............................     120,000
                                                                  -----------
        Total...................................................   6,000,000
                                                                  -----------
                                                                  -----------

    If the underwriters sell more shares than the total number presented in the table above, the underwriters have an option to buy up to an additional 900,000 shares from Red Hat to cover such sales. They may exercise that option for 30 days. If any shares are purchased upon exercise of this option, the underwriters will severally purchase shares in approximately the same proportion as presented in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Red Hat. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                Paid by Red Hat

                     No         Full
                  Exercise    Exercise
                 ----------  ----------
Per Share......  $     0.98  $     0.98
Total..........  $5,880,000  $6,762,000

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price presented on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.58 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    Red Hat and its officers, directors, and securityholders have agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs. See "Shares Eligible for Future Sale" for a discussion of restrictions by transfer of Red Hat's common stock.

    At the request of Red Hat, the underwriters have reserved up to 800,000 shares of common stock for sale, at the initial public offering price through a directed share program, to directors, officers, employees of Red Hat and to open source software developers and other persons that Red Hat believes have contributed to the success of the open source software community and the growth of Red Hat through a directed share program. There can be no assurance that any of the reserved shares will be so purchased. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of 56 filed public offerings of equity securities, of which 31 have been completed, and has acted as a syndicate member in an additional 27 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with Red Hat or any of our officers, directors or other controlling persons, except for its contractual relationship with Red Hat under the terms of the underwriting agreement entered into in connection with this offering.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated among Red Hat and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Red Hat's historical performance, estimates of the business potential and earnings prospects of Red Hat, an assessment of Red Hat's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Red Hat's common stock has been approved for quotation on the Nasdaq National Market under the symbol "RHAT".

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    Red Hat estimates that its share of the total expenses of the offering, excluding underwriting commissions, will be approximately $1,250,000.

    Red Hat has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

DESCRIPTION OF INSIDE BACK COVER:

                             [Graphic Description]

    This inside back cover contains the following:

    Awards Red Hat has won in the last three years with the graphical representations or logos of each award. The presentation of the awards is surrounded by the words "And the Winner is... Red Hat Linux". The Red Hat "Shadow Man" logo appears above the award presentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Special Note Regarding Forward-Looking Statements.........................   18
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Dilution..................................................................   20
Selected Financial Data...................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   23
Business..................................................................   40
Management................................................................   55
Transactions with Affiliates..............................................   62
Principal Stockholders....................................................   63
Description of Capital Stock..............................................   64
Shares Eligible for Future Sale...........................................   67
Legal Matters.............................................................   69
Experts...................................................................   69
Where You Can Find More Information.......................................   69
Index to Financial Statements.............................................  F-1
Underwriting..............................................................  U-1

                            ------------------------

    Through and including September 5, 1999 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and concerning an unsold allotment or subscription.

                                6,000,000 Shares

                                    Red Hat

                                  Common Stock

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.
                           THOMAS WEISEL PARTNERS LLC
                               HAMBRECHT & QUIST
                                   E*OFFERING

                      Representatives of the Underwriters

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